METOZ

METOZ HOLDINGS LIMITED
(Registration number 1946/021315/06)

First Floor
[redacted] Scott Street
averley
hannesburg
090

P O Box 1970
Highlands North
2037
Tel: (011) 809 5500
Fax: (011) 809 5537

05006897

23 March 2005

BY COURIER

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
Washington DC 20549
United States of America

Dear Sirs

FILE NUMBER 82-4279 - RULE 12g3-2(b) EXEMPTION

In terms of paragraph (b)(1)(iii) of Rule 12g3-2(b), I enclose copies of –

1 prospectus issued by Metcash Trading Limited in Australia;

2 letter from the chairman of the company dated 15 March 2005 which was published on the news service of the JSE Securities Exchange South Africa ("SENS") and in the local press on 16 March 2005;

3 an announcement dated 18 March 2005 which was published on SENS on 18 March 2005 and which will appear in the local press on 21 March 2005;

4 an announcement dated 22 March 2005 which was published on SENS on that date and in the local press today,

which documents shall now be deemed "filed" with you or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended.

Yours faithfully
METOZ HOLDINGS LIMITED

P M GISHEN (MISS)
Group Company Secretary

File Number
82-4279

Metcash
TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED PROSPECTUS

ABN 61 000 031 569

\ DISTRIBUTION, CAMPBELLS CASH & CARRY

AUSTRALIAN LIQUOR MARKETERS,

\ DISTRIBUTION, CAMPBELLS CASH & CARRY

PRO RATA OFFER

5 for 6 pro rata offer of Convertible Unsecured Loan Stock (CULS) at an Issue Price of $2.54 per CULS to raise approximately $746 million

AUSTRALIAN LIQUOR MARKETERS,

\ DISTRIBUTION, CAMPBELLS CASH & CARRY


IGA DISTRIBUTION
It's your IGA
IGA
INDEPENDENT GROCERS OF AUSTRALIA


CAMPBELLS CASH AND CARRY
$0.95
$1.09
$0.99
$0.95
WILDBERRIES
RASPBERRIES
JELLY BABIES


AUSTRALIAN LIQUOR MARKETERS

Lead Manager and Underwriter

Deutsche Bank

Important Information

This prospectus (Prospectus) is important and requires your immediate attention.

This Prospectus relates to the offer (Offer) of Convertible Unsecured Loan Stock (CULS). CULS are convertible, redeemable, unsecured loan notes issued by Metcash Trading Limited (Metcash) which are convertible, in certain circumstances, into fully paid ordinary shares in a new company, The Newco Project X Limited (Newco).

The Offer and the information in this Prospectus is not financial advice and does not take into account the investment objectives, financial situation and particular needs of individual investors. It is important that you read the entire Prospectus before making any decision to invest in CULS. In particular, it is important that you consider the prospects of Metcash and Newco and the risk factors that could affect the financial performance of Metcash and Newco. You should carefully consider these factors in light of your particular investment needs, objectives and financial circumstances (including financial and taxation issues) and seek professional advice from your accountant, stockbroker, lawyer or other professional adviser before deciding whether to invest in CULS. The risk factors that the Directors have identified as the key risks to an investment in CULS, Metcash and Newco which should be considered are set out in Section 13. You should carefully consider these risks before deciding whether to invest in CULS.

This Prospectus is dated 11 February 2005 and was lodged with the Australian Securities and Investments Commission (ASIC) on that date. ASIC and the Australian Stock Exchange Limited (ASX) take no responsibility for this Prospectus or the merits of the investment to which this Prospectus relates. No CULS will be allotted or issued on the basis of this Prospectus later than 13 months after the date of this Prospectus. Within seven days after the date of this Prospectus, Metcash will apply to ASX for the CULS offered under this Prospectus to be quoted on ASX. No person is authorised to provide any information or to make any representation in connection with the Offer which is not described in this Prospectus. Any information or representation not so contained may not be relied upon as having been authorised by Metcash in connection with the Offer.

The Retail Offer is being made in Australia and New Zealand, and the Prospectus may not be distributed anywhere outside these jurisdictions unless it is attached to or constitutes part of an offering memorandum that describes the selling restrictions for that jurisdiction. Shareholders recorded on Metcash's share register on 22 February 2005 at 5.00pm Sydney time with a registered address in Australia or New Zealand other than Eligible Institutional Shareholders (Eligible Retail Shareholders) will only be entitled to apply for CULS up to the number of CULS to which they are entitled by completing and lodging their personalised Acceptance Form, accompanied by payment in full for those CULS for which they wish to apply. The number of CULS which will be offered to Eligible Shareholders will be as shown on their personalised Acceptance Form, accompanying this Prospectus. Applications for CULS by Eligible Retail Shareholders under this Prospectus must be lodged by no later than 5.00pm Sydney time on 15 March 2005.

Investment decisions

If you are an Eligible Shareholder, you need to decide whether to accept the Offer in respect of all, some or none of the CULS offered to you under this Prospectus. If you do not accept the Offer in respect of all of the CULS, Metcash has made arrangements for the CULS in respect of which you did not accept the Offer to be sold and for you to receive any incremental value achieved above the Issue Price in this sale process. Section 4 of this Prospectus sets out actions required by Eligible Retail Shareholders who wish to accept the Offer, and instructions on how to complete your personalised Acceptance Form are included on the reverse of that form.

Eligible Retail Shareholders who accept the Offer are responsible for confirming their allocations of CULS before trading in them. Eligible Retail Shareholders who trade in CULS before confirming their allocation do so at their own risk. Investors allocated CULS under the Institutional Bookbuild or Retail Bookbuild who trade in CULS before receiving confirmation of their allocation also do so at their own risk.

This Prospectus is not being issued by Newco.

Prospectus availability

Eligible Retail Shareholders will be mailed a copy of the Prospectus with a personalised Acceptance Form. Eligible Retail Shareholders can obtain a copy of this Prospectus during the period of the Offer on the Metcash website at www.metcash.com or a paper copy will be provided to you free of charge if you call the Metcash CULS Offer InfoLine on 1300 724 363 in Australia and +612 9240 7470 from outside Australia. Persons who access the electronic version of the Prospectus must ensure they download and read the entire Prospectus. The electronic version of this Prospectus on the Metcash website will not include a personalised Acceptance Form. Eligible Retail Shareholders will only be entitled to accept the offer by completing the personalised Acceptance Form which accompanies a paper copy of this Prospectus (refer to Section 4 for further information). The *Corporations Act 2001* (Cwlth) (Corporations Act) prohibits any person from passing the Acceptance Form on to another person unless it is attached to a hard copy of the Prospectus or a complete and unaltered electronic copy of this Prospectus. Neither this Prospectus nor any Acceptance Form may be sent to Shareholders or investors outside Australia and New Zealand (particularly the United States) or otherwise distributed outside Australia and New Zealand except that they may be sent by Metcash to Eligible Institutional Shareholders or Institutional Investors in selected overseas jurisdictions (other than the United States).

The distribution of this Prospectus in jurisdictions outside of Australia and New Zealand may be restricted by law and persons who come into possession of this Prospectus should seek their own advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws. This Prospectus does not constitute an offer or invitation in any place in which, or to any person to whom, it would not be lawful to make such an offer or invitation. The CULS have not been, and will not be, registered under the US Securities Act or the securities laws of any State of the United States and may not be offered or sold in the United States or to, or for the account or benefit of, US Persons except in transactions exempt from the registration requirements of the US Securities Act.

Definitions and abbreviations

A number of words and terms used in this Prospectus have defined meanings that appear in the Glossary of this Prospectus.

Financial amounts

All financial amounts contained in this Prospectus are expressed in Australian currency unless otherwise stated. Some figures may not reconcile due to rounding.

Time

All references to time are to the time in Sydney, Australia unless otherwise indicated.

Photographs and diagrams

Photographs and diagrams used in this Prospectus are illustrative only and may not be drawn to scale or be otherwise accurate. Photographs may or may not depict assets and businesses owned or controlled by Metcash.

Forward-looking statements

This Prospectus contains certain statements that relate to the future. These forward-looking statements have been based on Metcash's current expectations about future events. They are, however, subject to known and unknown risks, uncertainties and assumptions that could cause actual results, performance or achievements to differ materially from future results, performance or achievements expressed or implied by such forward-looking statements.

Neither Metcash nor its officers or advisers nor any other person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statement in this Prospectus will actually occur. You are cautioned not to place undue reliance on such forward-looking statements.

The forward-looking statements reflect views held only as at the date of this Prospectus. Except as required by law, Metcash disclaims any duty to update the statements to reflect any changes in expectations or events, conditions or circumstances on which any such forward-looking statements are based.

Disclaimer by the Trustee

The Trustee for the CULS is Australian Executor Trustees Limited.

Australian Executor Trustees Limited does not make, or purport to make, any statement that is included in this Prospectus and there is no statement in this Prospectus which is based on any statement by Australian Executor Trustees Limited. To the maximum extent permitted by law, Australian Executor Trustees Limited expressly disclaims and takes no responsibility for any part of this Prospectus other than the references to its name. Australian Executor Trustees Limited does not guarantee the repayment of capital or any particular rate of capital or income return on CULS.

Privacy notification and personal information

The collection of certain personal information is required or authorised by the Corporations Act.

Metcash may collect personal information in the process of implementing the Offer. The personal information may include the names, addresses, other contact details and details of the shareholdings of Shareholders.

Shareholders who are individuals have certain rights to access the personal information collected in relation to them. Such individuals should contact the Company Secretary, Metcash Trading Limited on +61 2 9741 3000 in the first instance if they wish to request access to that personal information.

The personal information is collected for the primary purpose of implementing the Offer.

The personal information may be disclosed to print and mail service providers, to Metcash's share registry (Registries Limited) and to Metcash's advisers to the extent necessary to implement the Offer.

The main consequence of not collecting the personal information outlined above would be that Metcash may be hindered in, or prevented from, implementing the Offer.

Enquiries

If you have questions in relation to the Offer, please contact your stockbroker, solicitor, accountant or other professional adviser. If you have questions in relation to how to complete the Acceptance Form, please call the Metcash CULS Offer InfoLine on 1300 724 363 in Australia and +61 2 9240 7470 from outside Australia.

Exposure Period

The Corporations Act prohibits the processing of applications and issue of CULS in the seven day period after the date of lodgement of the Prospectus with ASIC. This is the Exposure Period. The Exposure Period may be extended by ASIC by up to a further seven days. No applications will be processed and no CULS will be issued during the Exposure Period.

Trading in CULS

It is your responsibility to determine your Allocation before trading CULS to avoid the risk of selling CULS you do not own.

To assist you in determining your Allocation prior to receipt of your holding statement, you may call the Metcash CULS Offer InfoLine on 1300 724 363 in Australia and +61 2 9240 7470 from outside Australia to seek information on your Allocation.

If you sell CULS before you receive confirmation of your Allocation, you do so at your own risk.

OR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION
OR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION



Table of contents

TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3027
WEB: www.metcash.com

Letter from the Independent Directors

11 February 2005

Dear Shareholder

The Directors are pleased to offer you the opportunity to increase your investment in Metcash through a new security which is expected to be quoted on ASX.

The new security is called Convertible Unsecured Loan Stock (CULS). This Prospectus relates to the pro rata offer of CULS at an Issue Price of $2.54 per CULS to Metcash's existing shareholders (Offer).

The proceeds of the Offer will be used to partially fund the Capital Reorganisation (which was communicated to you in early December 2004). The Capital Reorganisation, if implemented, will result in the establishment of a new group holding company (Newco – later to be renamed Metcash Limited) and the acquisition of all of the issued share capital of Metcash's 52% majority shareholder, Metoz Holdings Limited (Metoz Holdings).

CULS have been designed to partially finance the Capital Reorganisation by providing:

- **Certainty** – CULS deliver equity funding certainty to support the acquisition of Metoz Holdings; and
- **Flexibility** – CULS allow Metcash management flexibility to optimise Metcash's capital structure for various potential outcomes of the Capital Reorganisation and takeover bid for Foodland Associated Limited (which was also communicated to you in early December). If the Capital Reorganisation does not become Effective, Metcash will redeem all CULS, and Holders will be paid the Issue Price plus a Redemption Premium. If the Capital Reorganisation becomes Effective, 50% of CULS will convert into Newco Shares and the remainder will be either converted or redeemed, at Metcash's election.

If the Offer was accepted by all Metcash Shareholders, Metcash would be required to issue approximately 615 million CULS. However, Metoz Holdings has waived its rights under the Offer and Metcash only intends to issue approximately 294 million CULS to raise approximately $746 million. The Offer has been underwritten to this level by Deutsche Bank.

An offer of CULS to Metcash's institutional shareholders will be conducted on 14–15 February 2005.

The offer to the remainder of Metcash's eligible shareholders (Retail Offer) is expected to open at 9.00am on 24 February 2005 and close at 5.00pm on 15 March 2005. Shareholders who wish to apply for CULS pursuant to the Retail Offer will need to complete the personalised Acceptance Form accompanying this Prospectus. For eligible shareholders who decide not to accept the Offer, Metcash has made arrangements for CULS offered to you to be sold to other investors. You will receive the amount (if any) by which the price achieved in this sale process exceeds $2.54.

Full details of this investment opportunity are contained in this Prospectus and we urge you to read the entire document carefully. If you have any questions regarding how to apply, please call the Metcash CULS Offer InfoLine on 1300 724 363 in Australia and +61 2 9240 7470 from outside Australia. If you are unsure whether the CULS are a suitable investment for you, we encourage you to consult your stockbroker, accountant, lawyer or other professional adviser.

As certain Directors are also directors of Metoz Holdings, we thought it appropriate that the Independent Directors give you our view of the Offer.

We invite you to consider the investment opportunity.

Yours faithfully

A. E. (Ted) Harris, AC Deputy Chairman	Lou Jardin Executive Director	Michael R. Jablonski Executive Director	Richard A. Longes Non-Executive Director
Bernard J. Hale Executive Director	Peter L. Barnes Non-Executive Director	Michael Wesslink Executive Director	Edwin M. Jankelowitz Executive Director


OR MARKETERS, CAMPBELLS CASH & CARRY, IGA
OR MARKETERS, CARRY, IGA
OR MARKETERS, CAMPBELLS CASH & CARRY, IGA

Key details of the Offer

Summary of key investment details

Offer	Five CULS for every six Metcash Shares held at the Record Date
Issue Price for each CULS	$2.54
Approximate number of CULS to be issued under the Offer	294 million
Approximate amount to be raised by the Offer	$746 million

Summary of key dates

Prospectus lodged with ASIC and ASX	11 February 2005
Institutional Offer	14 February – 12.00 noon Sydney time 15 February 2005
Institutional Bookbuild	15 February 2005
Metcash Shares quoted ex-entitlement on ASX	16 February 2005
Record Date to determine eligibility to participate in the Offer	5.00pm Sydney time 22 February 2005
Opening Date for the Retail Offer	24 February 2005
Allotment Date for CULS issued under the Institutional Offer and date when these CULS begin trading on ASX on a normal settlement basis	25 February 2005
Closing Date for the Retail Offer. This is the latest time for receipt of completed personalised Acceptance Forms and payment in full to the Registry	5.00pm Sydney time 15 March 2005
CULS issued under the Retail Offer begin trading on ASX on a deferred settlement basis	16 March 2005
Allotment Date for CULS issued under the Retail Offer	18 March 2005
Retail Bookbuild	18 March 2005
Dispatch of holding statements for CULS issued under the Retail Offer	21 March 2005
CULS issued under the Retail Offer begin trading on a normal settlement basis	22 March 2005
Dispatch of payment of excess (if any) above the Issue Price to relevant Shareholders	31 March 2005
Maturity Date (unless extended by Metcash under the CULS Terms of Issue)	19 September 2005

Dates may change

These dates are indicative only and subject to change. Metcash, in consultation with the Lead Manager and Underwriter, reserves the right to amend the timetable without notice, subject to compliance with the Corporations Act, ASX Listing Rules and other applicable law. Metcash may also, subject to compliance with the Corporations Act, ASX Listing Rules and other applicable law, extend the Closing Date for the Retail Offer, or withdraw the Offer at any time prior to the allotment of CULS. If the Closing Date is extended, the later Offer dates may also be extended.

Quotation

Metcash will apply to ASX within seven days after the date of this Prospectus for CULS offered under this Prospectus to be quoted on ASX. The commencement of quotation of CULS is subject to ASX confirmation.

The Closing Date is 5.00pm Sydney time on 15 March 2005 (subject to change). Acceptance Forms must be received by that time by the Registry, together with cheque(s) and/or money order(s). Cheque(s) and/or money order(s) must be in Australian dollars, drawn on an Australian branch of an Australian financial institution and made payable to "Metcash CULS Offer". Cheque(s) should be crossed "Not Negotiable". You may not pay in cash.

Questions

Questions relating to CULS and whether they are an appropriate investment for you should be directed to your accountant, stockbroker, lawyer or other professional adviser.

Questions on how to complete the Acceptance Form or regarding your holding in Metcash should be directed to the Metcash CULS Offer InfoLine on 1300 724 363 in Australia and +61 2 9240 7470 from outside Australia.

IGA DISTRIBUTION, AUSTRALIAN LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION, AUSTRALIA
IGA DISTRIBUTION, AUSTRALIAN LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION, AUSTRALIA

Metcash investment highlights

A leading marketing and distribution company in the Australian grocery and liquor wholesaling markets and New Zealand liquor wholesaling market

- One of Australia's top 150 listed companies, with a market capitalisation of approximately $2.5 billion[1]
- Sales in excess of $7 billion for the financial year ended 30 April 2004

Significant participation in the grocery and liquor wholesaling markets

- Metcash supplies:
  - Approximately 4,500 independent retailer grocery accounts
  - More than 13,000 licensed premises
  - Over 80,000 customers in the convenience and confectionery sector

A strong and successful management team with a proven track record

- **A strong and improving return on capital employed to shareholders[2]**


Return on capital employed
40%
35%
30%
25%
20%
15%
10%
0%
15%
21%
29%
34%
2001
2002
2003
2004

- **Since January 2001 Total Shareholder Return (TSR) has outperformed the ASX 200 Accumulation Index by 61% per annum**


Share price per formance
1000
800
600
400
200
0
TSR: 72% p.a.
TSR: 11% p.a.
1-Jan-01
15-May-02
26-Sep-03
8-Feb-05
Metcash (re based)
ASX 200 Accumulation (re based)

Notes

1 Based on Metcash closing share price at 8 February 2005.

2 Return on capital employed defined as EBITA divided by average capital employed. Capital employed is defined as total assets less all non-interest bearing liabilities.



The Capital Reorganisation and Takeover Offer

On 6 December 2004, Metcash announced the Capital Reorganisation and Takeover Offer

- The announcement relating to these corporate actions, which are not conditional on each other, was mailed to Shareholders in early December
- You should shortly receive the Scheme Booklet which contains further information regarding these corporate actions

The Capital Reorganisation[1]

- Proceeds from the Offer will be used to partially fund the Capital Reorganisation
- Under the Capital Reorganisation, Newco, a new group holding company, will acquire 100% of the ordinary shares in Metcash by acquiring:
  - Metoz's 52% controlling interest in Metcash for $2.92[2] per Metcash Share held; and
  - 48% of Metcash held by Non-Metoz Shareholders
- These steps will be implemented by the Metoz Scheme and Metcash Share Scheme which require approval of Metoz shareholders and Metcash shareholders respectively
- If the Metcash Share Scheme becomes Effective, Newco will be renamed Metcash Limited and, subject to ASX approval, be listed on ASX
- Key benefits of the Capital Reorganisation are expected to include:
  - Acquisition of Metoz's 52% controlling interest in Metcash at an attractive price
  - Financial benefits such as an improved capital structure and EPS accretion
  - Expected improvement in S&P/ASX index weighting and liquidity of Newco Shares
  - Removal of uncertainty regarding Metcash's future ownership

The Takeover Offer[1]

- Metcash has announced a takeover offer to acquire all issued capital of Foodland, a supermarket operator and grocery wholesaler in Australia and New Zealand
- Metcash has offered Foodland Shareholders:
  - 2.44[3] Metcash A Shares or $7.18 cash per Foodland share; and
  - One NZ Share per Foodland share
- Metcash proposes to retain ownership of Foodland Australia and to transfer Foodland New Zealand back to Foodland Shareholders
- Key benefits of the takeover are expected to include improved business scale and buying power and potential cost savings

Notes

1 Further information in relation to the Capital Reorganisation and Takeover Offer is included at Section 7, Section 13 and in the Scheme Booklet.

2 The Aggregate Acquisition Cost to Newco.

3 The Exchange Ratio will be adjusted for the effect of this Offer.

Key features of CULS

Issue Price

- $2.54 per CULS

CULS will either be converted into Newco Shares or redeemed at their Issue Price plus a Redemption Premium

Conversion into Newco Shares if the Metcash Share Scheme becomes Effective

- 25% of CULS issued will convert into Newco Shares upon implementation of the Metcash Share Scheme
- A further 25% of CULS issued will convert into Newco Shares on the Maturity Date
- The remaining CULS may be converted at Metcash's election on the Maturity Date. Alternatively, in limited circumstances, Metcash may:
  - Extend the Maturity Date in respect of the remaining 50% of CULS issued by 3 months (Extended Maturity Date)
  - Accelerate the Maturity Date of all CULS issued
- Conversion may occur prior to the Maturity Date either mandatorily (in the case of certain takeover or insolvency events) or in limited circumstances, at the option of the Holder
- Conversion of the CULS into Newco Shares will be on a 1:1 basis

Redemption at Issue Price plus a Redemption Premium

- If the Metcash Share Scheme does not become Effective, all CULS issued will be redeemed at their Issue Price plus a Redemption Premium of 2.5%
- If the Metcash Share Scheme becomes Effective, any CULS not converted as set out above will be redeemed:
  - On the Maturity Date, at their Issue Price plus a Redemption Premium of 5.0%; or
  - On the Extended Maturity Date, at their Issue Price plus a Redemption Premium of 7.5%

Quoted on ASX

- Metcash will apply for CULS to be quoted on ASX

Please refer to Section 1, Section 3 and Appendix 1 for further details on CULS


OR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION

How to accept the Offer

1. Read this Prospectus in full, paying particular attention to key sections

- Important information on the inside front cover
- Terms of Issue summarised in Section 1 and set out in full in Appendix 1
- Answers to key questions in Section 3
- Investment risks that may be relevant to an investment by you in CULS in Section 13

2. Consider and consult

- Consider all risks and other information about CULS in light of your particular investment objectives, circumstances and needs
- Consult your accountant, stockbroker, lawyer or other professional adviser if you are uncertain whether CULS are an appropriate investment for you

3. If you wish to accept the Retail Offer

- Complete your personalised Acceptance Form, accompanying this Prospectus
- Pay for your CULS by cheque(s) and/or money order(s). Cheque(s) and/or money order(s) must be in Australian dollars, drawn on an Australian branch of an Australian financial institution and made payable to "Metcash CULS Offer". Cheque(s) should be crossed "Not Negotiable". You may not pay in cash.

4. Mail or deliver your completed Acceptance Form together with your Application Monies to the Registry

Mail in the enclosed business reply envelope to:

Registries Limited
PO Box R67 Royal Exchange
Sydney NSW 1223

Deliver to:

Registries Limited
Level 2, 28 Margaret Street
Sydney NSW 2000

The Retail Offer is expected to close at 5.00pm Sydney time on 15 March 2005. Your Acceptance Form and Application Monies must be received by this time.

Please refer to Section 4 for further details on how to apply.

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CONVENIENCE

Section 1

OVERVIEW OF CULS

The following is a summary of CULS and should be read in conjunction with the Terms of Issue in Appendix 1.

General

Type of security	□ Convertible, unsecured, redeemable loan notes issued by Metcash □ CULS will either be converted into Newco Shares or redeemed at Issue Price plus a Redemption Premium
Issue Price	□ $2.54 per CULS
ASX quotation	□ Metcash will apply for CULS to be quoted on ASX. Metcash will refund Application Monies if quotation is not granted

Conversion

Conditions precedent to conversion	□ Metcash Share Scheme becoming Effective by the Maturity Date. The Maturity Date is expected to be 19 September 2005
Instrument into which CULS may convert	□ Newco Shares
Conversion Ratio	□ One Newco Share for each CULS converted
Timing of conversion	□ On the first Business Day after the Metcash Share Scheme is implemented, 25% of CULS issued will mandatorily convert into Newco Shares □ On the Maturity Date, a further 25% of CULS issued will mandatorily convert into Newco Shares □ The remaining 50% of CULS issued will either be converted or redeemed at Metcash's election on the Maturity Date (or the Extended Maturity Date)
Extension of Maturity Date	□ If the Takeover Offer is not Unconditional by 30 Business Days before the Maturity Date, Metcash may extend the Maturity Date in respect of the remaining 50% of CULS issued by three months (Extended Maturity Date)
Acceleration of *conversion/redemption*	□ Metcash may accelerate the Maturity Date if the Takeover Offer becomes Unconditional
Who may elect to convert	□ Except where conversion is mandatory, or in the limited circumstances set out below, CULS convert into Newco Shares at Metcash's election
Takeover Event	□ The 25% of CULS to be mandatorily converted on the Maturity Date will convert into Newco Shares at an earlier date if a Takeover Event occurs. A Takeover Event occurs if a takeover bid is made for Newco or Metcash that is unconditional and is either recommended by the Directors of Newco or Metcash or the bidder acquires, during the offer period, a relevant interest in more than 50% of Metcash Shares or Newco Shares
Trigger Event	□ CULS will mandatorily convert into Newco Shares upon the occurrence of certain insolvency related events □ Holders may elect to convert CULS into Newco Shares if official quotation of CULS is suspended for more than 20 consecutive Business Days or Metcash or Newco proposes a shareholder resolution to dispose of its main undertaking

Redemption

Conditions precedent to redemption	□ If the Metcash Share Scheme has not or will not become Effective by the Maturity Date, 100% of CULS issued will be redeemed □ If the Metcash Share Scheme becomes Effective, Metcash may redeem on the Maturity Date (or the Extended Maturity Date, if applicable) up to 50% of CULS issued

OR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION

ELEVEN

Redemption (continued)

Redemption premia

- Any CULS redeemed will be redeemed at their Issue Price plus a Redemption Premium as follows:
  - If the Metcash Share Scheme does not become Effective, the Redemption Premium will be 2.5% of the Issue Price
  - If the Metcash Share Scheme becomes Effective:
    - For CULS redeemed on the Maturity Date, the Redemption Premium will be 5% of the Issue Price, and
    - For CULS redeemed on the Extended Maturity Date, the Redemption Premium will be 7.5% of the Issue Price

Who may elect to redeem

- Holders may not require Metcash or Newco to redeem CULS

Interest

- No interest will be paid on CULS (other than payment of default interest in limited circumstances if Metcash does not pay amounts due and payable on CULS). However:
  - CULS redeemed will be redeemed at the Issue Price plus a Redemption Premium, as discussed above; and
  - CULS converted will convert into Newco Shares and will carry an entitlement to receive any dividends (if any) that are declared or determined after the Conversion Date

Ranking

CULS ranking

- CULS are unsecured obligations of Metcash and will rank equally without preference among themselves
- In the period prior to the Metcash Share Scheme becoming Effective, on a Winding Up of Metcash, the rights of Holders shall rank equally with all other non-secured creditors of Metcash
- If the Metcash Share Scheme becomes Effective, on a Winding Up of Metcash, Metcash must convert CULS into Newco Shares. If CULS cannot be converted, the rights of Holders are subordinated in right of payment to the claims of all creditors of Metcash other than those who are expressed to rank equally with or behind CULS

Ranking of Newco Shares

- Newco Shares issued on conversion of CULS rank equally with all other ordinary shares in Newco, except they will not be entitled to any dividend or entitlement that has been declared or determined but not paid as at the relevant Conversion Date

Trust Deed

- Australian Executor Trustees Limited was appointed as Trustee pursuant to the Trust Deed on 10 February 2005. The Trust Deed provides for the obligations of Metcash and the Trustee to Holders in relation to CULS.
- All rights in relation to CULS may be enforced only by the Trustee in accordance with the Trust Deed except in limited circumstances as described in Section 14.

Risks

- There are a number of risks that attach to CULS, Metcash and Newco, set out in Section 13.
- Prior to applying for CULS, Eligible Shareholders should carefully consider these risks in light of their particular investment needs, objectives and circumstances (including financial and taxation issues) and seek professional advice from their accountant, stockbroker, lawyer or other professional adviser before deciding whether to invest.

IGA DISTRIBUTION, AUSTRALIAN LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION, AUSTRALIA

IGA DISTRIBUTION, AUSTRALIAN LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION, AUSTRALIA

IGA DISTRIBUTION, AUSTRALIAN LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION, AUSTRALIA


SPECIAL
$4.29
SPECIAL
$5.99

Section 2

DETAILS OF THE OFFER



2.1 Purpose of the Offer

The Offer is intended to raise approximately $746 million.

Proceeds from the Offer will be on-lent to Newco to assist the acquisition of the entire issued share capital of Metcash's majority shareholder, Metoz Holdings, under the Metoz Scheme, and the repayment of Metoz Net Liabilities as part of the Capital Reorganisation. Metoz currently owns approximately 52% of the issued share capital in Metcash.

Newco is a newly incorporated Australian company which, if the Capital Reorganisation becomes Effective, will own (directly or indirectly) 100% of the ordinary shares of Metcash. It will be renamed Metcash Limited and, subject to ASX approval, become listed on ASX.

The Capital Reorganisation is discussed further in Section 7.

2.2 Structure of the Offer

Under the Offer, Metcash is offering CULS at an Issue Price of $2.54 for each CULS on a 5 for 6 pro rata basis to Eligible Shareholders. If the Offer was accepted by all Metcash Shareholders, Metcash would be required to issue approximately 615 million CULS. However, Metoz Holdings has waived its rights under the Offer. Therefore, Metcash will issue approximately 294 million CULS under the Offer to raise approximately $746 million. The Offer is underwritten to this level by Deutsche Bank, as summarised in Section 14.

The Offer is being conducted in four parts:

- The Institutional Offer – which will be conducted on 14 February – 12.00 noon Sydney time 15 February 2005;
- The Institutional Bookbuild – which will be conducted on 15 February 2005;
- The Retail Offer – which is expected to open on 24 February 2005 and close on 15 March 2005; and
- The Retail Bookbuild – which will be conducted on 18 March 2005.

Fractional Offers of CULS are rounded to the nearest whole number (with 0.5 of a CULS rounded up to the nearest whole number). For rounding purposes, holdings in the same name are aggregated for the calculation of Offers of CULS and Metcash reserves the right to aggregate holdings where it believes holdings have been split in order to take advantage of this rounding. Metcash also reserves the right to aggregate holdings held by associated Shareholders for the purpose of the Offer.

2.3 Institutional Offer

2.3.1 Institutional Offer

The Institutional Offer will be conducted on 14 February – 12.00 noon Sydney time on 15 February 2005.

Under the Institutional Offer, Metcash is offering Eligible Institutional Shareholders five CULS for every six Metcash Shares held as at the Record Date at an Issue Price of $2.54 per CULS.

Eligible Institutional Shareholders may choose to accept all, part or none of the Offer. Eligible Institutional Shareholders who wish to accept all or part of the Offer must do so by 12.00 noon on 15 February 2005. For Eligible Institutional Shareholders who do not accept the Offer in full by 12.00 noon Sydney time on 15 February 2005, the Offer will lapse in respect of those CULS for which they did not accept.

The allotment and quotation of CULS under the Institutional Offer is expected to occur on 25 February 2005.

2.3.2 Institutional Bookbuild

Metcash has made arrangements for CULS in respect of which the Offer to Eligible Institutional Shareholders (other than Metoz) has lapsed to be offered under the Institutional Bookbuild which will be conducted by the Lead Manager and Underwriter on 15 February 2005. Institutional Investors will be entitled to submit offers to participate in the Institutional Bookbuild.

From the sale proceeds received under the Institutional Bookbuild, the Issue Price will be received by Metcash as Application Monies for CULS and any excess over the Issue Price will be paid to relevant Eligible Institutional Shareholders in proportion to the number of CULS for which they did not accept the Offer.



If the CULS are not sold through the Institutional Bookbuild, the Lead Manager and Underwriter will offer them for sale through the subsequent Retail Bookbuild.

There is no guarantee that you will receive any payment from the sale of CULS, nor that the Institutional Bookbuild Price will match the Retail Bookbuild Price (or vice versa). Neither Metcash nor the Lead Manager and Underwriter will be liable for any failure to achieve a price in the Institutional Bookbuild or Retail Bookbuild that is greater than the Issue Price.

The allotment and quotation of CULS under the Institutional Bookbuild is expected to occur on 25 February 2005.

2.4 Retail Offer

2.4.1 Retail Offer

The Retail Offer is expected to open on 24 February 2005 and closes on 15 March 2005.The Retail Offer is only being made to Eligible Retail Shareholders (see Section 2.5 below).

Under the Retail Offer, Metcash is offering Eligible Retail Shareholders five CULS for every six Metcash Shares held as at the Record Date at an Issue Price of $2.54 per CULS.The number of CULS which Eligible Retail Shareholders are able to apply for is set out on the personalised Acceptance Form which accompanies this Prospectus.

Eligible Retail Shareholders may choose to accept all, part or none of the Offer by returning their Acceptance Form to the Registry by 5.00pm Sydney time on 15 March 2005. Metcash reserves the right to extend this date without notice, subject to the Corporations Act, ASX Listing Rules and other applicable law.

For Eligible Retail Shareholders who do not accept the Offer in full by the Closing Date, the Offer will lapse in respect of those CULS they did not accept.

2.4.2 Retail Bookbuild

Metcash has made arrangements for CULS in respect of which the Offer to Eligible Retail Shareholders has lapsed to be offered under the Retail Bookbuild. In addition, the following CULS will also be offered through the Retail Bookbuild:

- CULS that would have been offered to Ineligible Shareholders (see Section 2.5 below) if they had been eligible to participate in the Offer; and
- Any CULS that were offered, but not sold, under the Institutional Bookbuild.

The Retail Bookbuild will be conducted by the Lead Manager and Underwriter on 18 March 2005. Institutional Investors will be entitled to submit offers to participate in the Retail Bookbuild.

From the sale proceeds received under the Retail Bookbuild, the Issue Price will be received by Metcash as Application Monies for CULS and any excess over the Issue Price will be paid to relevant Shareholders in proportion to the number of CULS for which they did not, or were not eligible to, accept the Offer.

There is no guarantee that you will receive any payment from the sale of CULS nor that the Retail Bookbuild Price will match the Institutional Bookbuild Price (or vice versa). Neither Metcash nor the Lead Manager and Underwriter will be liable for any failure to achieve a price in the Retail Bookbuild that is greater than the Issue Price.

2.5 Who is eligible to participate in the Retail Offer?

Eligible Retail Shareholders are Shareholders recorded on Metcash's share register at 5.00pm Sydney time on 22 February 2005 with a registered address in Australia or New Zealand and who have not received an offer to participate in the Institutional Offer.

The Retail Offer is not being extended to any Eligible Retail Shareholder whose registered address is outside Australia or New Zealand, or who is or who holds for the account or benefit of a US Person or a person in the United States.

CULS have not been, and will not be, registered under the US Securities Act and are not being offered in the United States or to US Persons.

It is the responsibility of each Applicant to ensure compliance with the laws of any country relevant to their application.

For the Retail Offer, return of a completed Acceptance Form will be taken by Metcash to constitute a representation that there has been no breach of such laws, that the Applicant is an Eligible Retail Shareholder and that the Eligible Retail Shareholder is physically present in Australia or New Zealand. Eligible Shareholders who are nominees, trustees or custodians are therefore advised to seek independent advice as to how they should proceed. Eligible Shareholders who hold Shares on behalf of persons who are not resident in Australia or New Zealand are responsible for ensuring that accepting the Offer does not breach securities law in the relevant overseas jurisdictions.

2.6 Market prices of existing Metcash Shares

The last market sale price of Metcash Shares on 8 February 2005 was $3.35. An overview of the trading prices of Metcash Shares on ASX over the month and three months up to and including 8 February 2005 is set out below.

	Low	High	Volume weighted average price
1 Month	$3.30	$3.45	$3.40
3 Months	$2.86	$3.45	$3.28

2.7 Application for quotation of CULS on ASX

Application for quotation of CULS on ASX will be made no later than seven days after the date of this Prospectus. Subject to the approval being granted by ASX, quotation of CULS allotted pursuant to the Institutional Offer and Institutional Bookbuild is expected to commence on 25 February 2005 and quotation of CULS allotted pursuant to the Retail Offer and Retail Bookbuild is expected to commence on 18 March 2005.

Metcash will also apply to ASX for CULS to participate in the Securities Clearing House Electronic Subregister System, known as CHESS. Under CHESS, Metcash will not issue certificates to Holders. After the allotment of CULS, successful applicants will receive a CHESS statement.

CHESS statements and issuer holding statements will set out the number of CULS allotted to successful Applicants pursuant to the Prospectus. The CHESS statements will also set out the holder identification number (for CULS held on the CHESS sub-register) or shareholder reference number (for CULS held on the issuer sponsored sub-register).

Further CHESS statements will be provided to CULS Holders which reflect changes in the number of CULS held by them during a particular month.

2.8 Trading of CULS

CULS issued under the Institutional Offer and Institutional Bookbuild are expected to be allotted and commence trading on a normal settlement basis on 25 February 2005.

CULS issued under the Retail Offer and Retail Bookbuild are expected to commence trading on a deferred settlement basis on 16 March 2005, with normal trading expected to commence on 22 March 2005 following despatch of holding statements on 21 March 2005. CULS issued under the Retail Offer and Retail Bookbuild are expected to be allotted on 18 March 2005. CULS allotted under the Retail Bookbuild will be allotted to the Lead Manager and Underwriter who will transfer those CULS on 21 March 2005 to Institutional Investors who acquired CULS under the Retail Bookbuild. Applicants are strongly advised to confirm their holdings before trading in CULS. Applicants who sell CULS before they receive their holding statements will do so at their own risk.

Metcash, the Registry and the Lead Manager and Underwriter disclaim all liability in tort (including negligence), statute or otherwise (to the maximum extent permitted by law) to persons who trade CULS before receiving their holding statements whether on the basis of confirmation of the allocation provided by Metcash, the Registry or the Lead Manager and the Underwriter or otherwise.

2.9 Underwriting

The Offer has been underwritten by Deutsche Bank to a total of approximately $746 million. Details of the Underwriting Agreement are in Section 14 including circumstances in which the Lead Manager and Underwriter can terminate its obligations to underwrite the Offer.


OR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION

Section 3

ANSWERS TO KEY QUESTIONS

This Section of the Prospectus answers some of the questions that you may have about CULS and the Offer. These answers are intended as a guide only. Further details are provided elsewhere in this Prospectus, which you should read in its entirety. The Terms of Issue are set out in full in Appendix 1.

If you are unsure whether CULS are an appropriate investment for you, you should seek professional advice from your accountant, stockbroker, lawyer or other professional adviser before deciding whether to invest in CULS.

3.1 The Offer

A. What is the Offer?

The Offer is a pro rata offer to issue approximately 294 million CULS by Metcash to raise approximately $746 million.

Under the Offer, Metcash is offering Eligible Shareholders five CULS for every six Metcash Shares held as at the Record Date at an Issue Price of $2.54 per CULS.

B. What are CULS?

CULS are convertible, unsecured, redeemable loan notes issued by Metcash under the Trust Deed. CULS will either be converted into Newco Shares or redeemed at their Issue Price plus a Redemption Premium or a combination of both.

C. What is the purpose of the Offer?

On 6 December 2004, Metcash announced a Capital Reorganisation. If implemented, the Capital Reorganisation will result in the acquisition by Newco, a newly incorporated Australian company, of the entire issued share capital of Metcash's majority shareholder, Metoz Holdings, and the remaining issued share capital of Metcash held by Non-Metoz Shareholders.

The Capital Reorganisation will be implemented through schemes of arrangement in Australia and South Africa (as set out in Section 7).

Metcash proposes to use the proceeds of the Offer to partially fund the Capital Reorganisation and to fund the repayment of the Metoz Net Liabilities. If the Capital Reorganisation is not implemented, Metcash will redeem all CULS issued, as set out in further detail below.

D. Why is Metcash issuing CULS not Newco Shares?

CULS have been designed to partially finance the Capital Reorganisation by providing:

- **Certainty** – CULS deliver equity funding certainty to support the acquisition of Metoz Holdings and to fund the repayment of Metoz Net Liabilities; and
- **Flexibility** – CULS allow Metcash management flexibility to optimise Metcash's capital structure for various potential outcomes of the Capital Reorganisation and Takeover Offer. If the Capital Reorganisation does not become Effective, Metcash will redeem all CULS, and Holders will be paid the Issue Price plus a Redemption Premium. If the Capital Reorganisation becomes Effective, 50% of CULS will convert into Newco Shares (as set out below) and the remainder will be either converted or redeemed, at Metcash's election.

E. How do I apply for CULS?

If you are an Eligible Shareholder and you wish to accept the Offer in full, you will need to complete your personalised Acceptance Form accompanying this Prospectus, indicating you wish to accept the Offer in full. You may also partially accept the Offer.

You should mail or deliver your completed Acceptance Form together with your Application Monies (for the total amount indicated on your personalised Acceptance Form) to the Registry.

Mail in the enclosed business reply envelope to:
Registries Limited
PO Box R67 Royal Exchange
Sydney NSW 1223

Deliver to:
Registries Limited
Level 2, 28 Margaret Street
Sydney NSW 2000

Your completed Acceptance Form and Application Monies must be received by the Registry no later than 5.00pm Sydney time on the Closing Date – 15 March 2005.

Section 4 sets out further details about how Eligible Shareholders may participate in the Offer.

F. What happens if I do not accept the Offer?

If you do not accept the Offer, you do not need to do anything and the Offer will lapse on the Closing Date. For Retail Shareholders, Metcash has made arrangements for any CULS you do not accept as part of the Offer to be offered for sale under the Retail Bookbuild. Section 4 sets out further detail about what happens if you do not accept the Offer.

G. Will CULS be traded on ASX?

Metcash will apply for CULS to be quoted on ASX. If quoted, CULS can be purchased or sold through any stockbroker. Quotation on ASX is not guaranteed or automatic. Metcash will refund Application Monies if quotation is not granted.

3.2 Capital Reorganisation and Takeover Offer

A. What is the Capital Reorganisation?

The Capital Reorganisation was announced on 6 December 2004. The practical effect of the Capital Reorganisation will be the removal of Metcash's majority shareholder, Metoz, for an Aggregate Acquisition Cost to Newco of $2.92 per Metcash Share held by Metoz.

B. How is the Capital Reorganisation being effected?

Under the Capital Reorganisation, it is proposed that Newco will acquire control (directly or indirectly) of 100% of Metcash by acquiring:

- All of the issued capital of Metoz Holdings and therefore the Metoz Interest in Metcash; and
- The remainder of the ordinary shares in Metcash held by Non-Metoz Shareholders.

These steps will be implemented by the Metoz Scheme and the Metcash Share Scheme, respectively.

For the Metcash Share Scheme and the Metoz Scheme to become Effective, they need to be approved by the required majorities of Metcash and Metoz shareholders respectively. The Metoz Scheme and the Metcash Share Scheme are interconditional.

All of the existing Metcash Options are intended to be cancelled and replaced by options in Newco (through the Metcash Option Scheme). For the Metcash Option Scheme to become Effective, both the Metoz Scheme and the Metcash Share Scheme must become unconditional and the required majorities of Optionholders must approve the Metcash Option Scheme. However, the Metcash Share Scheme and Metoz Scheme can proceed even if the Metcash Option Scheme is not approved.

C. Who is Newco?

The Newco Project X Limited (Newco) is a newly incorporated Australian company. If the Capital Reorganisation becomes Effective, it will own (directly or indirectly) 100% of the ordinary shares of Metcash, be renamed Metcash Limited and, subject to ASX approval, be listed on ASX.

In this event Shareholders (other than Metoz) will become shareholders of Newco and the current Metcash Board will replace the Newco Board.

D. What steps are required for the Capital Reorganisation to become Effective?

Key steps for implementation of the Capital Reorganisation are set out in further detail in Section 7 and include approval of Metcash Shareholders, Metoz shareholders and the Australian and South African courts.

E. What is the Takeover Offer?

The Takeover Offer is an offer by Metcash to acquire Foodland, a company listed on ASX, which is a supermarket operator and a grocery wholesaler in Australia and New Zealand.

Metcash proposes to retain ownership of Foodland's businesses in Australia and for Foodland New Zealand to be returned to Foodland Shareholders, after the successful completion of the Takeover Offer.

F. Are the Capital Reorganisation and Takeover Offer conditional on each other?

No. This means that if the Capital Reorganisation receives all necessary approvals, it can proceed regardless of the outcome of the Takeover Offer (and vice versa).

3.3 CULS

A. What return will I receive on my CULS?

CULS will either be redeemed or converted into Newco Shares as set out in further detail below and in the Terms of Issue at Appendix 1. The potential value of what you receive for your CULS depends, among other things, on whether they are converted or redeemed.

No interest will be payable on CULS (other than payment of default interest in limited circumstances if Metcash does not pay amounts due and payable on CULS).

B. What happens if your CULS are redeemed?

If any of your CULS are redeemed, you will receive an amount equal to the Issue Price of $2.54 plus a Redemption Premium of between 2.5% and 7.5% of the Issue Price, depending on the circumstances in which your CULS are redeemed. Accordingly, you will receive between $2.6035 and $2.7305 per CULS, depending on the circumstances in which your CULS are redeemed. Further details of the circumstances in which your CULS may be redeemed are set out below.

C. What happens if your CULS are converted?

If any of your CULS are converted, you will receive one Newco Share for each CULS converted. This ratio will be adjusted in the event of a reconstruction of Newco Shares prior to the relevant Conversion Date. Further details of the circumstances in which your CULS may be converted are set out below.

Newco Shares are not currently listed on ASX. However, if the Capital Reorganisation becomes Effective, Newco will own (directly or indirectly) 100% of the ordinary shares of Metcash and, subject to ASX approval, Newco Shares will be traded on ASX. This is expected to occur prior to any conversion of CULS into Newco Shares.

Following implementation of the Capital Reorganisation, Newco will own and operate (directly or indirectly) all of the assets and businesses of Metcash.

The market price of Newco Shares at the time of conversion may be higher or lower than the Issue Price.

D. Does the Capital Reorganisation determine whether CULS are converted or redeemed?

The key factor in determining whether CULS are redeemed or converted is whether the Metcash Share Scheme becomes Effective by the Maturity Date. The Metcash Share Scheme is conditional on the Metoz Scheme becoming Effective. Further detail in relation to the Metcash Share Scheme and the circumstances in which it will become Effective are set out below and in Section 7.

E. What happens if the Metcash Share Scheme becomes Effective?

If the Metcash Share Scheme becomes Effective:

- On the first Business Day after the Capital Reorganisation is implemented, 25% of CULS issued will mandatorily convert into Newco Shares;
- On the Maturity Date a further 25% of CULS issued will mandatorily convert into Newco Shares; and
- The remaining 50% of CULS issued will be either converted or redeemed at Metcash's election on the Maturity Date unless Metcash extends the Maturity Date of these remaining CULS.



For each Holder, the number of CULS that will be converted on any Conversion Date will be the relevant percentage (as set out above) of CULS held by the Holder on the relevant Record Date except that fractions of CULS will be rounded down to the nearest whole number.

The Maturity Date is expected to occur on 19 September 2005. Any CULS redeemed on the Maturity Date will be redeemed at the Issue Price plus a 5% Redemption Premium to the Issue Price.

If the Takeover Offer is not Unconditional by the relevant time (as prescribed by the Terms of Issue), Metcash may elect to extend the Maturity Date, in respect of the conversion or redemption of the remaining 50% of CULS issued by three months. If the Maturity Date is extended, any redemption of CULS will be at the Issue Price plus a 7.5% Redemption Premium to the Issue Price.

Further detail in relation to the conversion or redemption of CULS in these circumstances is set out below and in the Terms of Issue.

F. What will happen to CULS if the Capital Reorganisation does not become Effective by the Maturity Date?

All CULS will be redeemed at the Issue Price plus a Redemption Premium of 2.5% of the Issue Price, within 10 Business Days after the earliest to occur of any of a number of events occurring in relation to the Capital Reorganisation. These events include:

- The resolutions required to approve the Metcash Share Scheme are not approved by the requisite majority of Metcash Shareholders;
- A majority of the Metcash Board withdrawing its recommendation of the Metcash Schemes or making a public statement indicating that it no longer supports the Metcash Schemes; and
- The Metcash Share Scheme does not become Effective before the Maturity Date.

Accordingly, you will receive $2.6035 per CULS, rounded down to the nearest whole cent for your CULS holding, if the Capital Reorganisation does not become Effective.

See the Terms of Issue at Appendix 1 for a full list of events which may result in redemption of CULS.

G. How will I know if these events have occurred?

Metcash must give notice to Holders as soon as reasonably practicable after the earlier of any of the events referred to in Section 3.3F above occurring.

H. What is the Maturity Date?

The Maturity Date is expected to be 19 September 2005, being the date that is six months after the Issue Date (which is expected to occur on or about 19 March 2005) unless the Maturity Date is accelerated or extended in the limited circumstances where this is permitted under the Terms of Issue.

I. Under what circumstances can the Maturity Date be accelerated?

If the Metcash Share Scheme becomes Effective and the Takeover Offer becomes Unconditional 25 or more Business Days before the Maturity Date, Metcash may accelerate the Maturity Date to the date that is 25 Business Days after the date when the notice is given.

J. Under what circumstances can the Maturity Date be extended?

If the Metcash Share Scheme becomes Effective and the Takeover Offer is not Unconditional by the date which is 30 Business Days before the Maturity Date, Metcash may extend the Maturity Date in respect of the final 50% of CULS issued by three months to 19 December 2005 (Extended Maturity Date).

CULS redeemed on the Extended Maturity Date will be redeemed at the Issue Price plus a 7.5% Redemption Premium to the Issue Price.

K. When is it expected that the Metcash Share Scheme will become Effective?

The expected timetable in relation to the Metcash Share Scheme is set out in the Scheme Booklet. The Scheme Meeting to approve the Metcash Share Scheme is scheduled to occur on 22 March 2005. If the Metcash Share Scheme is effected in accordance with this timetable, it is expected to become Effective in April 2005.

L. When will I be repaid if the Metcash Share Scheme does not become Effective?

If any of the events referred to in Section 3.3F occurs and the Metcash Share Scheme does not become Effective, CULS will be redeemed, and amounts payable on redemption will be paid, on the date that is 10 Business Days after the earlier of:

- The Maturity Date; or
- The date on which Metcash gives notice to Holders of the occurrence of the event or if Metcash fails to give notice the date on which certain events specified in the Terms of Issue becomes Publicly Known.

M. Does the Takeover Offer determine whether CULS are converted or redeemed?

CULS are being issued to partially fund the Capital Reorganisation. The Capital Reorganisation may proceed even if the Takeover Offer is not successful. CULS are not required to be redeemed or converted based on the success of the Takeover Offer.

Metcash's objective is to reach an optimal capital structure which strikes a balance between the debt and equity of Metcash post the Capital Reorganisation and Takeover Offer. Therefore, one of factors that Metcash may consider in determining whether to convert or redeem CULS will be the outcome of the Takeover Offer and the level of cash versus scrip taken up by Foodland Shareholders pursuant to the Takeover Offer. However, this is only one relevant factor and Metcash will decide whether to redeem or convert the remaining 50% of CULS in its absolute discretion.

N. Will my CULS be converted into Newco Shares in any other circumstances?

Yes.

Metcash must convert the 25% of CULS issued which would otherwise mandatorily convert on the Maturity Date (as set out above) into Newco Shares at an earlier date if a Takeover Event occurs after the Capital Reorganisation becomes Effective. A Takeover Event occurs if a takeover bid is made to acquire all or some of the ordinary shares in Metcash or Newco and the bid is, or becomes, unconditional and the bidder has at any time during the offer period, a relevant interest in more than 50% of the ordinary shares on issue in Metcash or Newco, as the case may be; or the Directors of Metcash or Newco, as the case may be, recommend that shareholders accept the bid.

If the Metcash Share Scheme becomes Effective, Holders may also elect to convert all of their CULS if official quotation of CULS is suspended for more than 20 consecutive Business Days or ended by ASX or if Metcash or Newco sends a notice of meeting to shareholders in relation to a resolution to dispose of its main undertaking.

If the Metcash Share Scheme becomes Effective and certain Trigger Events (primarily insolvency related events) occur, Metcash must convert all of the remaining CULS into Newco Shares.

O. Do CULS have voting rights?

No. Holders do not have voting rights at any general meeting of Metcash or Newco unless provided for by the Listing Rules or the Corporations Act. However, Holders may attend general meetings of Metcash.

If CULS are converted, Holders will have voting rights attaching to their Newco Shares, as provided in the Newco Constitution. Further details in relation to the voting rights of Newco Shares are outlined in Section 14.

P. When will CULS be repayable?

CULS will be repayable only upon:

- The redemption of CULS in accordance with the Terms of Issue (as set out in this Section and the Terms of Issue in Appendix 1); or
- A Winding Up of Metcash.

Q. Will I be able to request repurchase of my investment?

No. Holders may not request Metcash or Newco to redeem their CULS. To realise their investment, Holders can sell their CULS on ASX at the prevailing market price. There can be no assurance as to the liquidity of the market for CULS. The market price of CULS may be higher or lower than the Issue Price and will depend, among other things, on the level of supply and demand for CULS.

R MARKETERS, CAMPBELLS CASH & CARRY, IGA



R. Where will CULS rank on a Winding Up of Metcash?

CULS are unsecured obligations of Metcash and rank equally without any preference among themselves.

Prior to the Metcash Share Scheme becoming Effective, on a Winding Up of Metcash, CULS will rank equally with all non-secured creditors of Metcash.

If the Metcash Share Scheme becomes Effective, on a Winding Up of Metcash, Metcash must convert CULS into Newco Shares. If CULS can not be converted, CULS will be subordinated to all creditors of Metcash other than those who are expressed to rank equally with or behind CULS.

S. If I own 1,200 Metcash Shares and I accept my Offer in full, tell me what I may receive under the various outcomes.

Metcash Shareholder	**Example** 1,200 Metcash Shares held at Record Date
CULS offered under this Prospectus on a 5 for 6 basis at an Issue Price of $2.54	Accept Offer for all 1,000 CULS ($2,540.00 in Application Monies) by 5.00pm, 15 March 2005
CULS begin to trade on ASX	18 March 2005
Scheme Meetings in Australia and South Africa	22 March 2005
Schemes become Effective – 25% of CULS issued mandatorily convert into Newco Shares **Scheme not Effective** – 100% of CULS issued are redeemed for issue plus a 2.5% Redemption Premium	***Schemes become Effective*** – 250 (25%) of your CULS convert into Newco Shares on a one for one basis ***Schemes not Effective*** – 1,000 (100%) CULS are redeemed for $2,603.50 (2.5% premium to the Issue Price)
If the Schemes are Effective, the remaining CULS continue to trade until the Maturity Date	Maturity Date of 19 September 2005[1]
On the Maturity Date: – a further 25% of CULS issued mandatorily convert into Newco Shares	250 of your CULS convert into Newco Shares on a one for one basis
On the Maturity Date: – Metcash must, either convert or redeem the remaining 50% of CULS issued at the Issue Price plus a 5% Redemption Premium to the Issue Price – Metcash may delay the conversion/redemption of the remaining 50% of CULS issued for three months, if the Takeover Offer is not Unconditional (Extended Maturity Date)[2]	**Assuming 100% of remaining CULS convert** 500 of your CULS convert into Newco Shares on a one for one basis **Assuming 50% of remaining CULS convert** 250 of your CULS convert into Newco Shares on a one for one basis and 250 CULS are redeemed for $666.75 **Assuming 0% of remaining CULS convert** 500 of your CULS are redeemed for $1,333.50

Note

1 The Maturity Date may be accelerated or extended in certain limited circumstances as set out in further detail in Section 3 and the Terms of Issue.

2 If CULS are redeemed at the Extended Maturity Date, the Redemption Premium will be 7.5% of the Issue Price.

IGA DISTRIBUTION, AUSTRALIAN LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION, AUSTRALI

3.4 Risks

A. What are the risks of investing in CULS?

There are particular risks associated with investing in CULS, as well as general risks associated with Metcash and Newco. These risks are set out in Section 13.

3.5 Taxation implications

A. What are the taxation implications of holding or selling CULS?

The taxation implications of investing in CULS will depend on investors' individual circumstances. Prospective investors should obtain their own taxation advice. A general outline of the Australian taxation consequences is included in the letter from Greenwoods & Freehills Pty Limited to Metcash set out in Section 11.

3.6 Fees and payments

A. What am I required to pay?

Each CULS has an Issue Price of $2.54. This amount must be paid for in full on application.

B. Is brokerage or stamp duty payable?

No brokerage or stamp duty is payable on your Application for CULS. You may have to pay brokerage on any subsequent transfer of your CULS on ASX after quotation.

3.7 Further information

A. Where can I get more information about CULS?

A number of relevant documents are available free of charge from Metcash during the Offer Period. See Section 14 for more information.

B. Who can I call if I have any further questions on how to apply?

If after reading this Prospectus you have further questions on how to apply, please call the Metcash CULS Offer InfoLine on 1300 724 363 in Australia and +612 9240 7470 from outside Australia.

If you are unclear in relation to any matter or uncertain if CULS is a suitable investment, you should consult your accountant, stockbroker, lawyer or other professional adviser before investing in CULS.

You should read the whole of this Prospectus carefully.

Section 4

ACTIONS REQUIRED BY ELIGIBLE SHAREHOLDERS

4.1 What you may do – choices available

If you are an Eligible Retail Shareholder, you may take any of the following actions which are described in more detail below:

- Accept the Offer in full; or
- Partially accept the Offer; or
- Take no action and not accept the Offer.

The Offer is not being made to Ineligible Shareholders. You should refer to Section 4.4 and Section 4.5 for a description of what will happen to Eligible Retail Shareholders who do not accept the Offer and Ineligible Shareholders who did not receive an Offer.

If you do not accept the Offer in full or you are an Ineligible Shareholder, you should note that although you will continue to own the same number of Metcash Shares, your percentage ownership interest in Metcash may be diluted if CULS are converted into Newco Shares. Please refer to Section 1, Section 3 and the Terms of Issue in Appendix 1 for more information on when and how CULS may be converted or redeemed.

4.2 If you wish to accept the Offer in full

If you are an Eligible Retail Shareholder and you wish to accept the Offer in full, you will need to complete your personalised Acceptance Form accompanying this Prospectus, indicating that you wish to accept the Offer in full. Please follow the instructions on the reverse of the form.

If you have not received your personalised Acceptance Form, please contact the Metcash CULS Offer InfoLine on 1300 724 363 in Australia and +612 9240 7470 from outside Australia.

You should mail or deliver your completed Acceptance Form together with your Application Monies (for the total amount indicated on your personalised Acceptance Form) to the Registry.

Mail in the enclosed business reply envelope to:

Registries Limited
PO Box R67 Royal Exchange
Sydney NSW 1223

Deliver to:

Registries Limited
Level 2, 28 Margaret Street
Sydney NSW 2000

Your completed Acceptance Form and Application Monies must be received by the Registry no later than 5.00pm Sydney time on the Closing Date – 15 March 2005.

It is expected that CULS will be allotted on 18 March 2005.

4.3 If you wish to partially accept the Offer

If you are an Eligible Retail Shareholder and you wish to partially accept the Offer, you will need to complete your personalised Acceptance Form accompanying this Prospectus, indicating the number of CULS you wish to accept at the Issue Price of $2.54 per CULS. Please follow the instructions on the reverse of the form.

If you have not received your personalised Acceptance Form, please contact the Metcash CULS Offer InfoLine on 1300 724 363 in Australia and +612 9240 7470 from outside Australia.

You should mail or deliver your completed Acceptance Form together with your Application Monies (calculated by multiplying $2.54 by the number of CULS applied for) to the Registry:

Mail in the enclosed business reply envelope to:

Registries Limited
PO Box R67 Royal Exchange
Sydney NSW 1223

Deliver to:

Registries Limited
Level 2, 28 Margaret Street
Sydney NSW 2000

Your completed Acceptance Form and Application Monies must be received by the Registry no later than 5.00pm Sydney time on the Closing Date – 15 March 2005.

It is expected that CULS will be allotted on 18 March 2005.

The Offer will lapse in respect of any CULS you have not accepted as part of the Offer by the Closing Date. Metcash has made arrangements for these CULS to be offered for sale under the Retail Bookbuild (see Section 2.4.2).

Any excess of the sale proceeds achieved through the Retail Bookbuild over the Issue Price of $2.54 for each of those CULS sold in the Retail Bookbuild will be paid to you.

There is no guarantee that you will receive any payment from the sale of CULS in the Retail Bookbuild. There is also no guarantee that any value achieved under the Institutional Bookbuild will be matched in the Retail Bookbuild (or vice versa). Neither Metcash nor the Lead Manager and Underwriter will be liable for any failure to achieve a price in the Retail Bookbuild that is greater than the Issue Price.

4.4 If you do not wish to accept the Offer

If you do not wish to accept the Offer, you do not need to do anything and the Offer will lapse on the Closing Date.

Metcash has made arrangements for any CULS you do not accept as part of the Offer to be offered for sale under the Retail Bookbuild (see Section 2.4.2).

Any excess of the sale proceeds achieved through the Retail Bookbuild over the Issue Price of $2.54 for each of those CULS sold in the Retail Bookbuild will be paid to you.

There is no guarantee that you will receive any payment from the sale of CULS in the Retail Bookbuild. There is also no guarantee that any value achieved under the Institutional Bookbuild will be matched in the Retail Bookbuild (or vice versa). Neither Metcash nor the Lead Manager and Underwriter will be liable for any failure to achieve a price in the Retail Bookbuild that is greater than the Issue Price.

4.5 If you are an Ineligible Shareholder

The Retail Offer is not being extended to any Retail Shareholders whose registered address is outside Australia or New Zealand or who is, or who holds for the account or benefit of a US Person or a person in the United States.

If you are an Ineligible Shareholder, any CULS that would have been offered to you if you had been eligible to receive an Offer will be offered for sale through the Retail Bookbuild (see Section 2.4.2).

Any excess of the sale proceeds achieved through the Retail Bookbuild over the Issue Price of $2.54 for each of those CULS sold in the Retail Bookbuild will be paid to you.

There is no guarantee that you will receive any payment from the sale of CULS in the Retail Bookbuild. There is also no guarantee that any value achieved under the Institutional Bookbuild will be matched in the Retail Bookbuild (or vice versa). Neither Metcash nor the Lead Manager and Underwriter will be liable for any failure to achieve a price in the Institutional Bookbuild or the Retail Bookbuild that is greater than the Issue Price.

4.6 Application Monies

The Issue Price for CULS is $2.54 for each CULS.

Application Monies for all CULS are payable in full on application, and must be mailed or delivered to the Registry with your Acceptance Form to be received no later than 5.00pm Sydney time on the Closing Date – 15 March 2005.

Application Monies must be paid by cheque and/or money order. Cheque(s) and/or money order(s) must be in Australian dollars, drawn on an Australian branch of an Australian financial institution and made payable to "Metcash CULS Offer". Cheques should be crossed "Not Negotiable". You may not pay in cash.

Receipts for payment will not be issued.

You should ensure that sufficient funds are held in relevant account(s) to cover the cheque(s). If the amount of your cheque(s) for Application Monies (or the amount for which those cheque(s) clear in time for allocation) is insufficient to pay for the number of CULS you have applied for in your Acceptance Form, you may be taken to have applied for such lower number of CULS as your cleared Application Monies will pay for (and to have specified that number of CULS on your Acceptance Form) or your Application may be rejected and any CULS not accepted will be sold in the Retail Bookbuild.

Until Allotment, Metcash will hold all Application Monies in a purpose specific bank account. Interest earned on any Application Monies will be and will remain the property of Metcash at all times and in all circumstances, including if the Offer is cancelled or withdrawn.

4.7 Enquiries

This document is important and requires your immediate attention.

You should read the entire Prospectus and consider all risk factors that could affect the performance of Metcash and which are associated with investing in CULS in light of your own particular investment objectives, financial circumstances and needs before deciding whether to invest in CULS. Before deciding whether to accept the Offer, you should seek professional advice from your accountant, stockbroker, lawyer or other professional adviser before deciding whether to invest.

If you have any questions as to how to complete the Acceptance Form, you should call the Metcash CULS Offer InfoLine on 1300 724 363 in Australia and +612 9240 7470 from outside Australia.

Section 5

OVERVIEW OF METCASH

IGA DISTRIBUTION, AUSTRALIAN LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION, AUSTRALIA

5.1 Overview of the Australian grocery market

The Australian food and liquor retailing market (in a traditional "supermarket" context) consists of chain stores, the two largest of which are Coles and Woolworths, and independent operators.

The market consists of:

- Retail "chain" operations trading as supermarkets, liquor outlets and convenience stores. These include Woolworths, Coles, Franklins, Aldi and Action Stores;
- Independent retailers, some of which operate under a banner name or brand name including IGA and Foodworks;
- Wholesalers (including Metcash) who supply independent retailers with groceries, liquor and other goods; and
- Wholesalers who supply groceries to independent retailers as well as their own owned and operated chain stores. Foodland is the only organisation that operates in this manner in Australia.

Of the total independent retail grocery market, Metcash supplies a clear majority of stores on the eastern seaboard of Australia and in South Australia.

Coles and Woolworths each operate their own warehouse operations supplying their own stores.

Estimated national grocery market share[1]


Other 3%
Franklins 2%
Foodland 5%
Metcash 13%
Coles & Woolworths 77%

Source: AC Nielsen

Note

1 As at November 2004

5.2 Metcash overview

5.2.1 Introduction

Metcash is a leading marketing and distribution company operating in the grocery and liquor industries in Australia and in the New Zealand liquor market. The company operates through three business pillars:

- IGA Distribution (IGA) – Australia's largest grocery wholesaler operating on the eastern seaboard of Australia and in South Australia, providing specialist marketing and distribution services to independent grocery retailers;
- Australian Liquor Marketers (ALM) – largest broad range liquor wholesaler in Australia and New Zealand, supplying independent licensed liquor retailers, hotels and restaurants; and
- Campbells Cash & Carry (CCC) – wholesale distributor of groceries, liquor and confectionery to the convenience retail sector.

In Metcash's selected markets as distributors and marketers of groceries and liquor to independent retailers, the businesses complement each other. IGA and ALM deliver groceries and liquor respectively by pallet loads from major distribution centres and CCC focuses on the convenience market segments, supplying similar products but in smaller volume orders.

Metcash operational structure[1]


Metcash
– Sales: $7.2 billion
IGA Distribution
– Sales: $4.0 billion
– 4,500 accounts of which 1,352 are IGA bannered stores
ALM
– Sales: $2.2 billion
– 13,000 hotels, liquor stores and restaurants
CCC
– Sales: $1.0 billion
– 80,000 customers
– Including convenience stores and petrol stations

Note

1 Financial information for the year ended 30 April 2004

5.2.2 History of Metcash

Metcash, formerly known as Davids Limited, was founded in 1927 by Mr Joe David. In 1998, the South African group Metoz (formerly Metro Cash and Carry Limited) acquired a 76% stake in Davids Limited. Davids Limited had incurred a loss in the previous year of $240 million after tax, with the write-off of $266 million of abnormal items.

Following the acquisition, new management was appointed and the company implemented a focused restructuring plan to return the company to profitability. Substantial assistance was delivered by Metoz in providing new management, rebuilding IT systems, developing merchandising strategies and verifying the integrity of financial systems. As part of the restructuring, the company sold to its customers or closed its company-owned retail stores to focus on wholesaling, reduced the number of store banners to enable a more focused marketing approach and regained the support of customers and suppliers.

The key "turnaround" strategies included:

- Adopting the principle of not competing with its retail customers;
- Rebuilding supplier relationships;
- Becoming a low cost distributor;
- Developing strong retail brands and marketing programs;
- Focusing on wholesale distribution and supporting independent retailers;
- Building a strong team of competent and motivated people;
- Promoting Metcash's image as the "Champion of the Independent Retailer"; and
- Building a national network of wholesale warehouses to supply and support independent liquor, grocery and convenience customers.

In April 2001, Metcash managed the acquisition by its customers of 120 Franklins supermarket stores and the conversion of the stores into IGA stores. Metcash also sold its loss making John Lewis Food Service unit to focus on its core wholesaling businesses.

5.3 Metcash's operations

5.3.1 IGA

IGA is the main grocery wholesaler for independent supermarkets on the eastern seaboard of Australia and in South Australia. IGA operates eight strategically situated distribution centres which carry approximately 21,000 stock keeping units serving the dry grocery, chilled, frozen and general merchandise requirements of approximately 4,500 independent retailer grocery accounts. These independent retailers' stores have a national market share of approximately 13.3%.[5]

IGA is an internationally recognised supermarket brand currently trading in 38 countries worldwide. In Australia, Metcash has developed the IGA brand significantly over the last five years. The brand is sublicensed to independent supermarket operators who meet minimum entry criteria and standards. Metcash has exclusive rights to use the IGA brand in the areas in which IGA Distribution operates in Australia.

Metcash also provides marketing programs and retail services to build the IGA brand and independent IGA businesses.

The IGA brand has successfully been marketed through three channels of operation to suit the consumer demographic and target market that the stores serve. These are:

- Super IGA — 280 stores
- IGA and IGA Everyday — 472 stores
- IGA X-press and Friendly Grocer IGA/Other — 300 stores
- Total IGA Stores — 1,052 stores

Metcash's second largest banner customer is Foodworks, which recently merged with another Metcash customer, Australian United Retailers. Foodworks operates 687 stores in Queensland, Victoria, New South Wales, Tasmania and Western Australia (under brand licence).

IGA has developed strategic relationships with major multi-store customers to secure long term supply contracts and assist them in growing their store networks. Metcash provides a comprehensive range of support services to these independent retailers. These services include retail systems support, in-store training, and a range of specialist personnel. Metcash service teams are an integral part of the growth and future development of independent businesses.

Metcash remains innovative and competitive. Recent initiatives include the:

- Launch of a competitive petrol offer – consumers can buy petrol at any service station, and receive the equivalent of a four cent per litre discount off their grocery purchases when they spend $30 or more at selected IGA stores in NSW and Queensland. The offer is also being extended into South Australia and Victoria;
- Expansion of the IGA network – Metcash assists and supports strong investment by retailers in their businesses with 52 new stores, 46 major refurbishments and 22 extensions underway as at the date of this Prospectus;
- Development of corporate brands – these include:
  - IGA Way of Life – catering to nutritional requirements and life choices;
  - IGA Deli Shoppe – pre-packed self service range; and
  - IGA Kool – pre-packed fresh produce range.
- Implementation of voice directed order selection – Metcash has installed voice directed "picking" into seven of its major distribution centres over the past two years and will have completed nine by April 2005. This best practice technology has driven a productivity improvement of approximately 10% across each facility and has reduced customer claims (regarding accuracy of deliveries) by approximately 70%.

5. AC Neilsen

5.3.2 Australian Liquor Marketers

ALM is the leading liquor wholesaler in Australia (based on turnover), and through its wholly-owned subsidiary, Tasman Liquor Company is the leading wholesaler in New Zealand (based on turnover). ALM operates 24 distribution centres across Australia and New Zealand, carrying more than 10,000 products to meet the wine, beer and spirit requirements of more than 13,000 licensed premises. ALM has invested heavily in improved systems and infrastructure to better serve customers and suppliers, and to become an integral part of an efficient route to market for the independent retailers.

ALM has sought to protect its customers and its own market share by implementing and encouraging banner consolidation and by working closely with both internal and external banner groups to ensure they are competitively positioned in the market. This year, Metcash successfully launched Independent Brands Australia (IBA), forming a strong force in independent liquor retailing. IBA manages the Cellarbrations, Liquorwise, Cheeers and Liquorforce brands. IBA has successfully consolidated over 1,200 independent retailers into the following groups:

- "Cellarbrations" – a high compliance, consumer-focused "Retail Brand" currently with 195 stores;
- "Cheeers" – a disciplined marketing banner but with a reduced promotional program, currently with 102 stores;
- "Liquor Force" – a "buying group" with 740 members having access to various promotional programs; and
- The hotel channel comprising "Liquorwise" with 128 outlets and "The Local Liquorwise" with 100 outlets.

5.3.3 Campbells Cash & Carry

CCC operates as a specialist distributor to the $3.8 billion per annum[6] convenience store market. The business operates wholesale cash and carry warehouses across NSW, Victoria, Queensland, South Australia and the Northern Territory carrying 12,000 liquor, food service, grocery, dairy, frozen, confectionery and tobacco products. CCC operates 45 Cash & Carry branches, four Convenience Store Distribution outlets (C-Store Distribution) and six Specialist Confectionery Wholesale outlets.

CCC services over 80,000 customers in the food service, liquor, convenience and confectionery markets. Key segments are:

- C-Store Distribution – which targets those customers who have larger stores, place orders electronically and require regular scheduled deliveries. C-Store Distribution has forged a reputation as a leader in the "single pick" convenience market and serves the growing corporate, and multi-site independent convenience store market;
- Lucky 7 – CCC's banner group of independently owned convenience stores in NSW, Victoria, South Australia, Queensland and the Northern Territory. CCC has built this banner for its smaller retail outlets. As at 31 December 2004, there were 131 Lucky 7 stores in operation; and
- The Collective Buying Group – a marketing group operating in all the markets where CCC is represented. It offers independent retailers benefits through reward programs and, specifically, assists milk bars, mixed businesses and convenience stores.

CCC's key competitive advantages are the range of products sold, the depth and location of its distribution network and cost effectiveness of its convenience store distribution system.

6. AACS – *State of Industry Report 2003.*

5.4 Metcash's strategy

Metcash's key strategic objective is to be the "Champion of the Independent Retailer". This objective has been a constant focal point for management and adhering to it is the cornerstone of the group's ongoing success. The clear intention of Metcash is not to compete with the independently owned retail stores which it supplies.

Metcash's strategy is to continue to improve internal efficiencies, drive costs down and add value to customer services. Continual investment in supply chain management, infrastructure and information technology will enable improvements in productivity, ensure customer needs are met and provide ready access to management information.

The success and prosperity of the independent grocery retailer is the key to Metcash's success. Metcash provides a comprehensive range of services to independent retailers, including retail system support on 24 hour call, in-store training and a range of specialist service personnel such as channel managers, business and fresh food managers. These service teams work with the individual retailers to grow both the brand and the individual businesses. Metcash also provides a retail development and store equipment service to assist in expanding, refurbishing or building new sites.

Metcash plans to expand its IGA distribution business through the acquisition of Foodland Australia. If the Takeover Offer is successful, Metcash plans to divest Foodland's 82 Action Stores in Western Australia, Queensland and Northern NSW to independent retailers, store managers and employees, and become the wholesaler to these stores. The Foodland Australia acquisition is expected to generate an additional $2 billion per annum in wholesale revenue for Metcash.

Metcash has previously announced ambitions of expansion offshore, referred to as the "Fourth Pillar". If Metcash is successful with its acquisition of Foodland, Metcash plans to defer any offshore acquisition until it has completely integrated Foodland's Australian business into its current operations. Any opportunities previously considered have ceased indefinitely. However, should the Takeover Offer and/or the Capital Reorganisation not take place, other strategies and growth opportunities may be pursued.

Section 6

OVERVIEW OF NEWCO

IGA DISTRIBUTION, AUSTRALIAN LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION, AUSTRALIA

6.1 Corporate overview

Newco was incorporated on 3 December 2004 and its only shareholder is M & GM Investments Pty Ltd (M & GM), which holds one share in Newco and is controlled by an executive of Deutsche Bank.

If the Metcash Share Scheme becomes Effective, M & GM will continue to hold one Newco Share.

Since its incorporation, Newco has not carried on any other business or activity and has no material assets or liabilities.

The principal activity and purpose of Newco is to acquire the entire issued share capital of Metoz Holdings by way of the Metoz Scheme and the stake in Metcash held by Non-Metoz Shareholders via the Metcash Share Scheme. In addition, Newco will issue the Newco Options in consideration for the cancellation of existing Metcash Options.

Details of the current Directors of Newco are set out at Section 12.

6.2 Newco intentions regarding Metcash and the Takeover Offer

In the event that the Metcash Share Scheme becomes Effective, Newco will (directly or indirectly) own all of the issued ordinary share capital in Metcash.

Wherever this Prospectus refers to Newco's intentions following the Capital Reorganisation becoming Effective, this should be taken to mean the intentions of the Newco Board as it will be constituted immediately after the implementation of the Schemes (i.e. when the Newco Board will comprise all of and only the existing members of the Metcash Board).

Newco has the following intentions, should the Metcash Share Scheme become Effective:

- Immediately following the implementation of the Metcash Share Scheme, the current Metcash Board of Directors will be appointed to the Newco Board, and the Newco directors listed in Section 12 will resign;
- Newco will be renamed Metcash Limited and will seek to list on ASX. Newco is simply a holding vehicle for Metcash (which is already listed) and hence approval for admission is expected to be forthcoming;
- Subject to its intentions regarding Foodland Australia, Newco intends to continue to operate the Metcash businesses in a manner consistent with past practice; and
- Newco intends to undertake the Post-Scheme Restructuring which will result in Newco directly owning 100% of the ordinary shares in Metcash. Further details of the Post-Scheme Restructuring are set out in Section 7 of this Prospectus and Section 9.7 of the Scheme Booklet.

These statements of intention are based on the information concerning Metcash, its business and the general business environment which is known to Newco at the time of preparation of this Prospectus. Final decisions will only be reached by Newco in light of additional knowledge through exposure to the business and material information and circumstances at the relevant time. Accordingly, the statements set out in this Section 6.2 are statements of current intention only, and may change as new information becomes available or circumstances change.

With respect to the acquisition of Foodland, Newco's intentions will be identical to those of Metcash, had Newco acquired Foodland directly. Further information on Metcash's intentions with respect to Foodland are contained in Section 7.

6.3 Dividend policy

If the Capital Reorganisation becomes Effective, Newco will employ a dividend policy that is broadly consistent with Metcash's current dividend policy.

6.4 Newco dividend reinvestment plan

Newco plans to establish a dividend reinvestment plan (DRP), which would be fully underwritten by Deutsche Bank in relation to interim and final dividends paid with respect to the years ending 30 April 2006, 30 April 2007 and 30 April 2008.

It is currently a condition of the Syndicated Facility that the underwritten DRP be established. If that condition does not subsist, or is waived, the Directors of Newco may decide not to establish, or to cancel or suspend, the DRP.

Section 7

DETAILS OF THE CAPITAL REORGANISATION AND TAKEOVER OFFER

7.1 Background

On 6 December 2004, Metcash announced a Capital Reorganisation and its intention to make a Takeover Offer for Foodland. The Capital Reorganisation includes the acquisition of the entire issued share capital of Metcash's majority shareholder, Metoz, by Newco.

On the same day, Metcash undertook a placement of 89.85 million Metcash Shares at $3.00 per Metcash Share (Equity Placement). Metcash also subsequently offered a Share Purchase Plan (SPP) to its Shareholders, giving them the opportunity to subscribe for up to 1,660 Metcash Shares per Shareholder at $3.00 each. Under the SPP, Metcash issued 6.97 million shares and raised total funds of approximately $21 million.

The Bidder's Statement for the Takeover Offer was lodged with ASIC and served on Foodland on 21 January 2005 and was posted to Foodland Shareholders in early February 2005.

The Takeover Offer and the Capital Reorganisation are separate proposals and are not conditional upon each other.

7.2 The Capital Reorganisation

7.2.1 Overview

Under the Capital Reorganisation, it is proposed that Newco will acquire 100% of the ordinary shares in Metcash by acquiring:

- The approximately 52% of Metcash indirectly held by Metoz Holdings (Metoz Interest in Metcash), through the acquisition of the entire issued share capital of Metoz Holdings; and
- The remainder of Metcash held by Non-Metoz Shareholders.

These steps will be implemented by the Metoz Scheme and Metcash Share Scheme respectively.

Newco will become the new group holding company for Metcash.

The Metoz Scheme and the Metcash Share Scheme are inter-conditional and need to be approved by, respectively, the required percentages of shareholders of Metoz and Metcash for the Capital Reorganisation to become Effective.

Options to subscribe for Metcash Shares granted under the Option Plan (Metcash Options) are also intended to be cancelled and replaced by options in Newco (through the Metcash Option Scheme). The Metcash Option Scheme is conditional on the Metcash Share Scheme becoming Effective. However, the Metcash Share Scheme can proceed even if the Metcash Option Scheme is not approved. If this occurs, Newco has indicated that it intends to compulsorily acquire the Metcash Options. Such acquisition must be at a fair value in the opinion of an independent expert nominated by ASIC.

Proceeds from the Offer will be used to partially fund the acquisition of Metoz's interest in Metcash and the repayment of the Metoz Net Liabilities.

Newco will apply to be listed on ASX as the new Australian holding company of the Metcash group, conditional on the Capital Reorganisation becoming Effective. Following the Capital Reorganisation becoming Effective, an intra-group restructuring will be carried out which will result in Metcash being held directly by Newco (Post-Scheme Restructuring). Ultimately, Metcash will be delisted.

The diagrams below depict the proposed Schemes and the resulting structure if they become Effective.

Current structure


Metoz Shareholders
Metoz
52%
Public
48%
Metcash Optionholders
Metcash

Consideration issued under the Schemes


Newco
Metoz Consideration
1 Newco Option for each Metcash Option held
Metoz Shareholders
1 Newco share per Metcash Share held
Metoz[1]
52%
Public
48%
Metcash Optionholders
Metcash

Proposed structure if Capital Reorganisation is successful[5] and Post-Scheme Restructuring has taken place


Public[2]
Optionholders
Newco
(to be renamed Metcash)
100% of Ordinary Capital[3]
CULS Holders[4]
Metcash
CUPS[6]

Notes

1 *The Metoz Interest in Metcash is held via three wholly-owned subsidiaries*

2 *The public includes Non-Metoz Shareholders and any new shareholders as a result of the equity issued under the Offer and the Takeover Offer*

3 *Newco will hold 100% of the ordinary shares in Metcash: approximately 48% will be held directly and approximately 52% will be held indirectly via wholly-owned subsidiaries. As part of the Post-Scheme Restructuring, it is proposed that Metoz and these subsidiaries will be removed from the ownership chain so that Newco holds 100% of Metcash Shares directly*

4 *CULS convert into Newco Shares under various circumstances, a portion of which is at Metcash's discretion, as described in this Prospectus*

5 *This assumes the Metcash Option Scheme has become Effective*

6 *Convertible Undated Preference Shares (CUPS) are convertible preference shares which will only be subscribed for if the Capital Reorganisation becomes Effective.*

7.2.2 Key advantages and disadvantages of the Capital Reorganisation

Set out below are the key advantages and disadvantages of the Capital Reorganisation. For further detail refer to Section 3 of the Scheme Booklet. There are also a number of risks associated with the Capital Reorganisation which are detailed in Section 13 of this Prospectus and Section 3 of the Scheme Booklet.

Key advantages of the Capital Reorganisation

Attractive price	□ Acquisition of Metoz's Interest in Metcash at an attractive price of $2.92[7] per Metcash Share held by Metoz □ Compares to the one month volume weighted average price of Metcash Shares to 12 January 2005 of $3.32 per Metcash Share and the closing price prior to Announcement on 3 December 2004 of $2.94
Financial benefits	□ EPS accretive for Shareholders □ Increases Metcash's gearing to more efficient levels □ The extent of the increase in EPS and gearing will depend upon the outcome of the Takeover Offer
S&P/ASX indices and improved liquidity	□ The Metcash group is expected to improve its S&P/ASX index weighting □ The extent of the improvement and ultimate inclusion of Newco in the S&P/ASX 100 index will, amongst other things, depend on the extent to which CULS are converted into Newco Shares (or redeemed) and the scrip issued with respect to the Takeover Offer □ Metcash also expects an increase in the liquidity of the Newco Shares
Removes controlling shareholder	□ Metoz Holdings, whose only material asset is its 52% shareholding in Metcash, has generally traded at a discount to the market value of its investment in Metcash after taking into account Metoz's liabilities and two of Metoz's major shareholders have indicated a desire for Metoz to eliminate this discount or sell their shareholding in Metoz □ The Capital Reorganisation removes Metcash's major shareholder Metoz, therefore removing the uncertainty of the future ownership of Metcash

Key disadvantages of the Capital Reorganisation

No cash consideration	□ No cash consideration will be offered to Non-Metoz Shareholders □ The value of the consideration received is dependent on the price at which Newco Shares will trade on ASX
Fees and expenses	□ A number of fees and expenses are payable as a result of the Capital Reorganisation □ If the Capital Reorganisation is not Effective or the Takeover Offer is unsuccessful, Metcash will incur additional fees in relation to the cancellation of funding
Restriction on Dividend payments	□ As a result of the Capital Reorganisation, Newco will be reliant on profits earned after the Capital Reorganisation becomes Effective in order to be able to pay future dividends. Currently, Metcash has negative retained earnings on a standalone basis and is relying on current year profits to pay dividends □ Metcash intends to declare a 4 cent additional interim 2005 dividend prior to the Capital Reorganisation becoming Effective
Disadvantages to Optionholders	□ If the Metcash Option Scheme does not become Effective and the Metcash Share Scheme is Effective, Optionholders will hold options over unlisted securities. Alternatively, the Metcash Options may be compulsorily acquired by Newco

Note

7 The Aggregate Acquisition Cost to Newco.

7.2.3 The Metcash Share Scheme

Under the terms of the Metcash Share Scheme, Non-Metoz Shareholders registered on Metcash's Register on the Scheme Record Date will receive one Newco Share for each Metcash Share held.

The Metcash Share Scheme must, amongst other things, be approved by at least 75% of Shareholders present and voting at the Scheme Meeting and be approved by the Court.

In the event that Scheme Shareholders or the Court do not approve the Metcash Share Scheme, or the approval of the Metoz Scheme is not forthcoming, Shareholders will retain their interests in Metcash which will continue to operate as a separate company. However, the Takeover Offer will still proceed and may or may not be successful.

7.2.4 The Metoz Scheme

Pursuant to the Metoz Scheme, Metoz Holdings Shareholders will receive the Metoz Consideration. Metoz Holdings Shareholders will carry full exchange rate risk in relation to the South African Rand payment finally received in consideration for their shares in Metoz.

The Metoz Scheme will, amongst other things, need to be approved by shareholders representing at least 75% of the Metoz Holdings shareholders present and voting at the Scheme Meeting and will also need to be sanctioned by the High Court of South Africa.

On 3 December 2004, the two largest Metoz Holdings Shareholders: RMB Asset Management (Pty) Limited (RMB), and STANLIB Asset Management Limited (STANLIB), who at that date collectively controlled, as asset managers on behalf of their clients, approximately 47% of the issued ordinary shares in Metoz Holdings, provided undertakings to vote in favour of the Metoz Scheme and all such shareholders' resolutions of Metoz Holdings as may be necessary to implement the Metoz Scheme. These undertakings will fall away on receipt by Metoz Holdings or all its shareholders of a materially superior offer for Metoz, which offer needs to be unconditional as to funding, and needs to be certified by an independent financial adviser appointed by Metoz Holdings as having a better than even prospect of becoming unconditional in every respect by the first closing date of such offer. Under the undertakings RMB and STANLIB are permitted to sell up to approximately 95 and 93 million Metoz shares respectively. In addition, the undertakings will not apply to any Metoz shares managed for a client which terminates the mandate to STANLIB or RMB as asset managers prior to completion of the Metoz Scheme. However, Metcash understands that both RMB and STANLIB have put in place controls to ensure that, under no circumstances, will they sell more than the approximately 95 and 93 million shares respectively permitted to be sold by the undertakings, so that the minimum proportion of the issued shares of Metoz Holdings to which the undertakings could apply is 36.5%.

Since the Announcement and as at 14 January 2005, STANLIB has sold approximately 71 million Metoz shares. Hence RMB and STANLIB as at 14 January 2005 collectively controlled, as asset managers on behalf of their clients, approximately 43% of the issued ordinary shares in Metoz Holdings.

The Aggregate Acquisition Cost to Newco with respect to Metoz is $2.92 per Metcash Share held by Metoz or $1,125 million in total.

	At Announcement	Current[1]
Consideration payable per Metcash Share held by Metoz		
Metoz Consideration (payable to Metoz Shareholders)	$2.80	$2.85
Metoz Net Liabilities	$0.12	$0.07
Aggregate Acquisition Cost to Newco (per Metcash Share held by Metoz)	**$2.92**	**$2.92**
Total acquisition cost to Newco (Metoz consideration and Metoz Net Liabilities)	**$1,125 million**	**$1,125 million**

Note
1 As at 14 January 2005

As at the date of the Announcement, the Metoz Net Liabilities were estimated to be $0.12 per Metcash Share held by Metoz. Metoz Net Liabilities are now estimated to be $0.07 per Metcash Share held by Metoz. The reduction in this figure derives from two sources:

- Firstly, since the date of the Announcement, Metcash has indicated that it intends to pay a 4 cent interim dividend out of distributable profits to all Shareholders prior to the Capital Reorganisation becoming Effective, which will result in the net liabilities of Metoz as at the Implementation Date reducing by 4 cents per Metcash Share held by Metoz.
- Secondly, an adjustment of $0.01 per Metcash Share held by Metoz was made due to additional information disclosed through due diligence.

The cash offer to Metoz Holdings shareholders equates to $0.6015 per Metoz share.

7.2.5 Effects of the Schemes becoming Effective

If the Metcash Share Scheme becomes Effective:

- 25% of CULS issued will be converted into Newco Shares upon implementation of the Metcash Share Scheme; and
- On the Maturity Date:
  - A further 25% of CULS issued will be converted into Newco Shares; and
  - The remaining 50% of CULS issued (Election CULS) will be either redeemed or converted at Metcash's discretion (unless Metcash elects to extend the Maturity Date of these Election CULS, as described in Section 3.3J).

In addition, if the Schemes become Effective, Shareholders (other than Overseas Shareholders) and Optionholders will hold shares and options (respectively) in Newco. Newco will own (directly or indirectly) 100% of the ordinary shares in Metcash.

If the Metcash Schemes become Effective, which is dependent on the Metoz Scheme becoming Effective, then all Scheme Shareholders and Scheme Optionholders will become bound by the Metcash Scheme to which they are a party (i.e. even Scheme Shareholders and Scheme Optionholders who did not vote in favour of the Metcash Schemes). Non-Metoz Shareholders will initially hold the entire issued ordinary share capital of Newco (other than the one Newco Share issued on incorporation of Newco to M & GM). This is subject to the conversion of any CULS held by Non-Metoz Shareholders and any CUPS that are converted.

If the Takeover Offer is successful as well, Foodland Shareholders, if they choose to take scrip under the Takeover Offer, will also become holders of Newco Shares through the exchange of the Metcash A Shares for Newco Shares.

The effect of the Metcash Option Scheme will be that all Scheme Optionholders will effectively have their Metcash Options replaced with options in the new holding company of the group, Newco.

Newco will also, by virtue of the Metoz Scheme, own the entire issued share capital of Metoz Holdings.

7.2.6 Implications if the Metcash Share Scheme does not become Effective

If the Metcash Shares Scheme does not become Effective, all CULS issued are redeemed for their Issue Price plus a Redemption Premium of 2.5%. Redemption of CULS (including the Redemption Premium) will be funded using proceeds from the Offer and existing cash balances.

Further, if the Metcash Share Scheme does not become Effective, the key implications detailed below will arise for Shareholders.

- Should the Schemes not become Effective, a significant amount of costs will be incurred associated with the underwriting fees and the redemption fees payable with respect to CULS. These costs will be charged against the profit and loss statement of Metcash in the 2005 financial year and will negatively impact on short term earnings. This may impact upon the ability of Metcash to pay dividends in the 2005 financial year consistent with dividends paid in prior years. However, the Redemption Premium on CULS should primarily be received by Shareholders (other than Metoz) since they have the right to subscribe for CULS under the Offer.
- Metcash will have incurred cash expenses in the order of $50 million to put the Capital Reorganisation to a vote by Metcash Shareholders.

For further details regarding the implications refer to Section 9 of the Scheme Booklet.

If the Schemes do not become Effective, the Metcash Board will not revisit the Capital Reorganisation.

7.2.7 Directors' recommendations in relation to the Schemes

The Directors of Metcash believe that the Capital Reorganisation is in the best interests of Metcash shareholders.

The Directors consider that succeeding in both the Takeover Offer and the Capital Reorganisation would be the optimal outcome.

7.2.8 Implementation of the Capital Reorganisation

If the Metcash Schemes and Metoz Scheme are implemented, Scheme Shareholders will become shareholders in Newco, and Scheme Optionholders will become holders of options in Newco. Newco is proposed to be listed on ASX and will own 100% of Metcash Shares.

However, before the Metcash Schemes can become Effective:

- The Metcash Share Scheme must be approved by the requisite majorities of the Shareholders attending and voting at the Metcash Share Scheme Meeting to be held on 22 March 2005;
- The Metcash Option Scheme must be approved by the requisite majorities of the Optionholders attending and voting at the Metcash Option Scheme Meeting to be held on 22 March 2005. However, the Metcash Share Scheme and Metoz Scheme can be implemented regardless of the outcome of the Option Scheme;
- Certain Resolutions must be passed by the requisite majorities of the Shareholders attending and voting at the Extraordinary General Meeting to be held on 22 March 2005;
- The Court must approve the Metcash Share Scheme and, with respect to the Metcash Option Scheme only, the Court must also approve the Metcash Option Scheme; and
- The Metoz Scheme must be approved by the requisite majority of Metoz shareholders, be sanctioned by the High Court of South Africa and be deemed to be effective under the South African Companies Act No. 61 of 1973.

The Metcash Schemes and Metoz Scheme are subject to certain other conditions and termination events, which are described in Sections 8.4 and 9 of the Scheme Booklet.

7.2.9 Post-Scheme Restructuring

After the Capital Reorganisation is completed, Newco will undertake an internal restructure of the resulting corporate group. This will result in Newco owning all of the Metcash Shares directly and is designed to facilitate efficient dividend distributions between Metcash and Newco.

7.2.10 Additional information regarding the Capital Reorganisation

The Scheme Booklet prepared by Metcash in connection with the Capital Reorganisation contains full details of the Capital Reorganisation. Certain information concerning the Capital Reorganisation has been included in this Prospectus to the extent that it may be relevant to a decision by an Eligible Shareholder to accept the Offer. A copy of the Scheme Booklet is available on Metcash's website (www.metcash.com) or a paper copy may be obtained free of charge by calling the Metcash CULS Offer InfoLine on 1300 724 363 in Australia and +61 2 9240 7470 from outside Australia.

7.3 The Takeover Offer

7.3.1 Overview

Metcash announced on 6 December 2004 that it intends to make an off-market takeover offer to acquire the entire issued share capital of Foodland. Foodland is a supermarket operator and grocery wholesaler trading in Western Australia, Queensland, Northern New South Wales and New Zealand, and comprises two divisions: Franchise & Supply and Action Stores.

The Takeover Offer is structured such that Metcash will retain Foodland Australia and ownership of Foodland New Zealand will be transferred to Foodland Shareholders after the Takeover Offer and compulsory acquisition of outstanding minority shareholdings has been completed.

Note

8 Based on the Metcash Share Price of $2.94 prior to Announcement on 6 December 2004, if the Capital Reorganisation becomes Effective, the Exchange Ratio will be adjusted for the effect of the Offer.

IGA DISTRIBUTION, AUSTRALIAN LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION, AUSTRALI

Metcash proposes to offer Foodland Shareholders the following consideration:

- 2.44[8] Metcash A Shares or $7.18 cash per Foodland Share; and
- One NZ Share per Foodland Share.

The Takeover Offer will be conditional on certain matters, including that at least 90% of Foodland Shareholders accept the Takeover Offer.

The Metcash A Shares are being issued to provide flexibility until the outcome of the Capital Reorganisation is known. If the Capital Reorganisation becomes Effective, then the Metcash A Shares will be exchanged for Newco Shares following the successful completion of the Takeover Offer and compulsory acquisition of any outstanding minority shareholdings. If the Capital Reorganisation does not become Effective, then the Metcash A Shares will convert into Metcash Shares.

The NZ Shares are intended to facilitate Foodland New Zealand being transferred to Foodland Shareholders following the successful completion of the Takeover Offer and compulsory acquisition of any outstanding minority shareholdings. The NZ Shares will be subsequently cancelled in exchange for shares in NZ Holdco which will own Foodland New Zealand, and which will apply to be separately listed on ASX.

Over the course of the last two years the Board and management have been actively reviewing a number of strategic growth initiatives, one of which has been the acquisition of Foodland's Australian assets. The proposed acquisition of Foodland, the retention of Foodland Australia and the transfer of Foodland New Zealand to existing Foodland Shareholders is part of Metcash's strategy to establish a stronger player in Australia's chain-dominated retail markets.

Metcash believes that the acquisition of Foodland Australia should deliver benefits to Metcash and its shareholders including that it:

- Is complementary to Metcash's core business;
- Increases business scale and expands Metcash's grocery wholesaling network into Western Australia;
- Expands Metcash's independent retailer network;
- Improves buying power;
- Provides potential for supply chain and logistic efficiencies to be realised;
- Provides an opportunity to achieve cost savings; and
- Provides an opportunity to transform the IGA "chain" into a truly national player.

If the Takeover Offer is successful, Metcash intends to, inter alia:

- Proceed with compulsory acquisition of the outstanding Foodland Shares in accordance with the provisions of Chapter 6A of the Corporations Act, including any Foodland Shares which are issued after the close of the Takeover Offer;
- Arrange for Foodland to be removed from the official list of ASX;
- Following the completion of compulsory acquisition, commence all steps necessary to transfer the business of Foodland New Zealand to former Foodland Shareholders;
- Undertake an immediate general operational and business review of Foodland Australia's structure and operations. This review is likely to result in rationalising a number of functions within Foodland Australia where there is overlap with Metcash's Australian business; and
- Sell the Action Stores to independent owners and to secure supply agreements with these stores.

7.3.2 Additional information regarding the Takeover Offer

The Bidder's Statement prepared by Metcash in connection with the Takeover Offer contains full details of the Takeover Offer. Certain information concerning the Takeover Offer has been included in this Prospectus to the extent that it may be material to the decision of an Eligible Shareholder to accept the Offer. A copy of the Bidder's Statement is available on Metcash's website (www.metcash.com) or a paper copy may be obtained free of charge by calling the Metcash CULS Offer InfoLine on 1300 724 363 in Australia and +61 2 9240 7470 from outside Australia.

7.4 Structure

Set out below are the structures that may result from the four potential outcomes involving the combination of the Capital Reorganisation and the Takeover Offer.

Metcash standalone

In this outcome, the proposed Capital Reorganisation will not proceed and Metoz will remain the majority shareholder in Metcash. As the Takeover Offer is unsuccessful, no Metcash A Shares will be issued to Foodland Shareholders. All CULS will be redeemed for their Issue Price plus a Redemption Premium of 2.5%.


Metoz
Non-Metoz Shareholders
Metcash

Outcome 1: Capital Reorganisation Effective and Takeover Offer unsuccessful

In this outcome, Newco would be the listed holding company for the Metcash group, comprising the existing Metcash business and Metoz.

As the Metcash Share Scheme is assumed to have become Effective:

- 25% of CULS issued will be converted into Newco Shares on implementation of the Metcash Share Scheme; and
- On the Maturity Date:
  - A further 25% of CULS issued will be converted into Newco Shares; and
  - The remaining 50% of CULS issued will be either redeemed or converted at Metcash's discretion (unless Metcash elects to extend the Maturity Date of these remaining CULS, as set out in Section 3.3J).


Non-Metoz Shareholders
Former CULS Holders
Newco
Metoz
Metcash

Outcome 2: Capital Reorganisation not Effective but Takeover Offer successful

If the Capital Reorganisation does not become Effective, all CULS issued are redeemed for their Issue Price plus a Redemption Premium of 2.5%.


Metoz
Non-Metoz Shareholders
Former Foodland Shareholders
Metcash
Foodland Australia[1]

Outcome 3: Capital Reorganisation Effective and Takeover Offer successful

In this scenario, Newco will be the listed holding company of the Metcash group, which will comprise the existing Metcash business, Metoz and Foodland Australia. Any Foodland Shareholders accepting Metcash A Shares under the Takeover Offer will have their shares exchanged for Newco Shares.

As the Metcash Share Scheme is assumed to have become Effective:

- 25% of CULS issued will be converted into Newco Shares on the implementation of the Metcash Share Scheme; and
- On the Maturity Date:
  - A further 25% of CULS issued will be converted into Newco Shares; and
  - The remaining 50% of CULS issued (Election CULS) will be either redeemed or converted at Metcash's discretion (unless Metcash elects to extend the Maturity Date of these remaining CULS, as set out in Section 3.3J).


Non-Metoz Shareholders
Former Foodland Shareholders
Newco
Former CULS Holders
Metoz
Metcash
Foodland Australia[1]

Notes

1 Assumes that Foodland New Zealand has been transferred to Foodland Shareholders

2 These diagrams show the position prior to the Post-Scheme Restructuring taking place. In addition, these diagrams do not contemplate the CUPS, which are issued by Metcash and in certain events can convert into Newco Shares. Further detail in relation to the CUPS is set out in Section 8.2. The extent to which CULS will convert into Newco Shares will vary as discussed in Section 8

Section 8

FUNDING THE CAPITAL REORGANISATION AND TAKEOVER OFFER

IGA DISTRIBUTION, AUSTRALIAN LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION, AUSTRALI

8.1 Introduction

All funding requirements in respect of the Capital Reorganisation and Takeover Offer have been underwritten. This Section sets out information relating to these funding arrangements.

For the purposes of this Section, the Offer is assumed to raise approximately $744 million, consistent with assumption in the Scheme Booklet. This differs from the actual Offer which will raise approximately $746 million, and arises as a consequence of the exercise of approximately 888,000 employee share options since the Scheme Booklet was lodged. The information in this Section would not change materially, if $746 million was used for the calculations.

8.2 Funding the Capital Reorganisation

The consideration payable by Metcash to support the Capital Reorganisation will be financed by:

- A new three year senior unsecured syndicated loan note subscription facility (the Syndicated Facility) of up to $825 million. The Syndicated Facility is to be provided to Metcash by a syndicate of lenders and has been fully underwritten by ANZ;
- The issue of CULS has been underwritten by Deutsche Bank to raise approximately $746 million. Metoz has waived its rights under the Offer; and
- The issue of Convertible Undated Preference Shares (CUPS) of up to $50 million. Deutsche Bank has agreed to subscribe for all of the CUPS. The CUPS are convertible preference shares and will only be subscribed for if the Capital Reorganisation becomes Effective. For further information regarding the CUPS refer to Section 12 of the Scheme Booklet.

8.3 Funding from Metcash to Newco

Metcash has agreed to provide loan funds to Newco to enable it to fund the Capital Reorganisation. These loans funds will be advanced as follows:

- An interest free loan of $794 million being an advance of the proceeds of the Offer and the CUPS issue; and
- An interest bearing loan of up to $527 million being the proceeds of drawings under the Syndicated Facility required to ensure that the total funding required to meet payments related to the Capital Reorganisation are available.

On completion of the Schemes, Newco and Metcash intend that the interest bearing loan will be repaid as soon as practicable.

8.4 Funding the Takeover Offer

The consideration payable by Metcash to support the Takeover Offer will be financed by:

- The Syndicated Facility referred to above (to the extent that funds available under such facility are not required for the Capital Reorganisation);
- A new $235 million 18 month cash advance facility (the Action Facility) to facilitate the sale of Foodland's Action Stores business;
- The proceeds of the Equity Placement which raised a total of approximately $270 million; and
- The proceeds of the SPP which raised approximately $21 million.

Metcash also has a facility in place in the event the debt in Foodland New Zealand needs to be refinanced as a result of the Takeover Offer.

In addition to the above, a new 364 day working capital facility of up to $150 million (or $100 million if the Takeover Offer is unsuccessful) (the Working Capital Facility) is to be provided to Metcash by ANZ for the purposes of funding (subject to certain restrictions) ongoing working capital requirements of Metcash and its subsidiaries.

8.5 Sources and uses of funds

Set out below are the sources and uses of funds applicable for the potential outcomes under the Capital Reorganisation and Takeover Offer which have been prepared on the following basis:

- They assume 100% cash acceptances by Foodland Shareholders under the Takeover Offer;
- CULS are issued before the Scheme Meetings and are used to fund the Capital Reorganisation if it becomes Effective. If the Capital Reorganisation does not become Effective all of the issued CULS are redeemed;
- The CUPS are issued to fund the Capital Reorganisation. If the Capital Reorganisation does not become Effective, the CUPS will not be issued; and
- They take into account the subsequent redemption of CULS and/or CUPS depending on the outcome of the Capital Reorganisation and Takeover Offer. These redemptions may be funded, in certain circumstances by drawing under the Syndicated Facility.

It is possible that one of the following three outcomes may arise:

- Outcome 1 – The Capital Reorganisation is Effective but the Takeover Offer is unsuccessful;
- Outcome 2 – The Capital Reorganisation is not Effective and the Takeover Offer is successful; and
- Outcome 3 – The Capital Reorganisation is Effective and the Takeover Offer is successful.

Sources and uses of funds for each of these outcomes is discussed below.

8.5.1 Outcome 1 – Capital Reorganisation Effective but Takeover Offer unsuccessful

Sources of funds	$ million	Uses of funds	$ million
Syndicated Facility[1]	527	Capital Reorganisation	1,125
Action Facility	0	Takeover Offer	0
CULS	372	Transaction costs	64
CUPS	0		
Cash	291		
Sources of funds[2]	**1,189**	**Uses of funds**	**1,189**

Notes
1 Facility limit $600 million – $73 million remains undrawn.
2 Numbers contained in this Section 8 are rounded to zero decimal places. If a set of numbers do not appear to add together precisely, this is a function of rounding.

In this Outcome, 25% of the CULS will be converted into Newco Shares upon implementation of the Capital Reorganisation and a further 25% will be converted into Newco Shares approximately six months later. It is assumed the remaining CULS are redeemed (for their Issue Price plus a Redemption Premium of 5%) after approximately six months. Redemption of CULS (including the Redemption Premium) will be funded using existing cash balances and the Syndicated Facility.

The CUPS are issued once the Capital Reorganisation becomes Effective but are assumed to be redeemed after six months.

The source and use of funds table above is presented after the conversion of 50% of CULS issued and redemption of the remaining 50% of CULS issued and the redemption of the CUPS.

Under this Outcome, the Syndicated Facility limit reduces from $825 million to $600 million. $527 million will be drawn under the Syndicated Facility and cash of $291 million will fund the balance.

8.5.2 Outcome 2 – Capital Reorganisation not Effective and Takeover Offer successful

If the Capital Reorganisation does not become Effective, all CULS issued are redeemed for their Issue Price plus a Redemption Premium of 2.5%. Redemption of CULS (including the Redemption Premium) will be funded using proceeds from the Offer and existing cash balances.

8.5.3 Outcome 3 – Capital Reorganisation Effective and Takeover Offer successful

Sources of funds	$ million	Uses of funds	$ million
Syndicated Facility[1]	756	Capital Reorganisation	1,125
Action Facility	235	Takeover Offer	846
CULS	744	Transaction and restructure costs	104
CUPS	50		
Cash	291		
Sources of funds	**2,075**	**Uses of funds**	**2,075**

Note

1 Facility limit $775 million – $19 million remains undrawn. Initially, $825 million is available, however the limit reduces to $775 million due to the conversion of the CUPS into Newco Shares.

In this Outcome, 25% of the CULS will be converted to Newco Shares upon implementation of the Capital Reorganisation and a further 25% will convert into Newco Shares approximately six months later. It is assumed the remaining CULS are also converted to Newco Shares approximately six months after their issue.

The CUPS will be issued once the Capital Reorganisation becomes Effective and are assumed to be converted into Newco Shares after six months.

The source and uses of funds table above is presented after the conversion of the CULS and CUPS.

Of the debt funding, $756 million will be sourced under the Syndicated Facility and $235 million under the Action Facility.

This outcome assumes 100% cash take-up under the Takeover Offer. If there is scrip take-up under the Takeover Offer, Metcash would consider capital management initiatives via a share buy-back to ensure an optimum balance of debt and equity. The buy-back would be subject to agreement from the lenders under the banking facilities and would be expected to be complete within a three month period.

Section 9

FINANCIAL INFORMATION

IGA DISTRIBUTION, AUSTRALIAN LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION, AUSTRALIA

9.1 Introduction

For the purpose of assessing the financial impact of the Capital Reorganisation and Takeover Offer a number of potential Outcomes have been considered as set out below.

	Capital Reorganisation	Takeover Offer	Section reference	Entity
Metcash standalone	✗	✗	9.6	Metcash
Outcomes				
1 – Capital Reorganisation Effective but Takeover Offer not successful	✓	✗	9.7	Newco
2 – Capital Reorganisation not Effective but Takeover Offer successful[2]	✗	✓	9.8	Metcash
3 – Capital Reorganisation Effective and Takeover Offer successful	✓	✓[1]	9.9	Newco

Legend
✗ = *Impact of this event not relevant to the financial information for this Outcome*
✓ = *Impact of this event has been incorporated in the financial information for this Outcome*

Notes
1 *In Outcome 3, sensitivity analysis has been performed to illustrate the impact on gearing and EPS under various levels of acceptances of Metcash A Shares pursuant to the Takeover Offer*
2 *This Outcome is not relevant to this Prospectus because if the Capital Reorganisation does not become Effective all CULS are redeemed for Issue Price plus a Redemption Premium of 2.5%. This Outcome has been included in this Prospectus for completeness and consistency with the Scheme Booklet*

For the purposes of this Section, the Offer is assumed to raise approximately $744 million, consistent with assumption in the Scheme Booklet. This differs from the actual Offer which will raise approximately $746 million, and arises as a consequence of the exercise of approximately 888,000 employee share options since the Scheme Booklet was lodged. The information in this Section would not change materially if $746 million were used for the calculations.

The Independent Accountant's Report prepared by PricewaterhouseCoopers Securities Ltd is contained in Section 10. The report has been prepared in respect of the historical and forecast statements of financial performance and statements of cashflows, pro forma statements of financial position and earnings per share calculations presented in this Section 9 and Appendix 2.

9.2 Newco

Newco is a new company that was incorporated for the purposes of the Capital Reorganisation and therefore has no historical financial information. Under the Capital Reorganisation, it is proposed that Newco will acquire 100% of the ordinary shares in Metcash by acquiring:

- The approximately 52% of Metcash indirectly held by Metoz Holdings (Metoz Interest in Metcash), through the acquisition of the entire issued share capital of Metoz Holdings; and
- The remainder of Metcash held by Non-Metoz Shareholders.

For further information relating to Newco refer to Section 6.

9.3 Summary financial information

		Outcome 1	Outcome 2	Outcome 3
	Metcash standalone	Capital Reorganisation Effective but Takeover Offer not successful	Capital Reorganisation not Effective but Takeover Offer successful[1]	Capital Reorganisation Effective and Takeover Offer successful[2]
	AGAAP Year ending 30 April 2006			
Sales ($ million)	7,232	7,232	n.a.	9,191
EBITA ($ million)	205	205	n.a.	295
EPS (cents)[3]	20.5	21.3	n.a.	23.9
Metcash standalone adjusted EPS (cents)[4]	n.a.	19.1	n.a.	18.4
EPS accretion %[3,4,5]	n.a.	12%	n.a.	30%
Net debt/EBITDA (2006)	0.4x	2.6x[6]	n.a.	2.1x[6]

Notes

1 This Outcome is not relevant to this Prospectus because if the Capital Reorganisation does not become Effective all CULS are redeemed for Issue Price plus a Redemption Premium of 2.5%. This Outcome has been included in this Prospectus for completeness and consistency with the Scheme Booklet.

2 Assumes 100% cash takeup by Foodland shareholders under the Takeover Offer.

3 Earnings is defined as earnings pre-goodwill amortisation and amortisation of non-recurring transaction costs and restructure costs.

4 Metcash standalone EPS of 20.5 cents has been adjusted under each Outcome in accordance with AASB 133. The quantum of adjustment is dependent on the assumption of the value of CULS converted to equity which differs between Outcomes.

5 EPS accretion is measured relative to Metcash standalone adjusted EPS (which excludes any impact of the Equity Placement undertaken on 6 December 2004, the Share Purchase Plan announced on 6 December 2004 and any costs associated with the Capital Reorganisation or Takeover Offer).

6 Ratio calculated on proforma net debt as at 31 October 2004.

Detailed analysis and explanation regarding the financial information for each Outcome and Metcash on a standalone basis is contained in the remainder of this Section and Appendix 2.

9.4 Overview of financial information prepared

Set out below is a summary of the financial information that has been presented in this Section for Metcash standalone and Outcomes 1 and 3. Financial information for Outcome 2 has not been presented in this Section because if the Capital Reorganisation does not become Effective all CULS are redeemed for Issue Price plus a Redemption Premium of 2.5%.

The Metcash, Foodland and Newco financial information has been presented in abbreviated form. It does not contain all the disclosures usually provided in an annual report prepared in accordance with the Corporations Act 2001.

The EBITDA figures included in the forecast statements of financial performance have been prepared on the basis of assumptions relating to the operating margins of the businesses, rather than specific calculations of the line items that might otherwise appear between "Sales" and "EBITDA". The computation of the figures included the application of a percentage to the sales figures

9.4.1 Metcash standalone financial information

Reference to financial information relating to Metcash standalone, refers to Metcash and its controlled entities on a consolidated basis.

The following financial information relating to Metcash on a standalone basis has been presented on an AGAAP basis:

- Historical statements of financial performance, earnings per share and statement of cashflow for the years ended 30 April 2003 and 2004;
- Historical statement of financial position as at 31 October 2004; and
- Forecast statements of financial performance, earnings per share and statement of cashflow for the years ending 30 April 2005 and 2006.

Assumptions underlying the preparation of forecast financial information for Metcash standalone and details of the adjustments required to re-state financial information under Australian IFRS are contained in Appendix 2.

9.4.2 Financial information for Outcomes 1 and 3

For each of Outcomes 1 and 3 the following financial information has been presented on an AGAAP and Australian IFRS basis:

- Forecast statement of financial performance, earnings per share and statement of cashflow for the year ending 30 April 2006; and
- Proforma statement of financial position as at 31 October 2004.

Sensitivity analysis for Outcome 3 is also presented below.

For assumptions relating to Outcomes 1 and 3 and the principal differences between AGAAP and Australian IFRS as they relate to Metcash standalone refer to Appendix 2.

9.5 Basis of preparation

9.5.1 Disclosure regarding forward looking statements

The forecast financial information and other statements in this document which constitute forward looking statements involve known and unknown risks, uncertainties and other important factors which may materially impact on actual outcomes, many of which are outside the control of Metcash. These factors will cause the actual results, performance or achievements of Metcash, Newco or Foodland to differ, perhaps materially, from the results, performance or achievements expressed or implied by those forecasts or forward looking statements. Such risks, uncertainties and other important factors include, among other things, those matters set out in Section 13.

The forecast financial information and other forward looking statements do not constitute a representation that future profits (or any other matter) will be achieved in the amounts or by the dates indicated and are presented as a guide to assist Eligible Shareholders in assessing the proposed issue of CULS. The forecast financial information and other forward looking statements are based on information available to Metcash at the date of this Prospectus and should be read in conjunction with the assumptions underlying their preparation as set out in this Section 9 and Appendix 2.

9.5.2 Foodland financial information

Financial information relating to Foodland has been sourced from publicly available information. Where considered appropriate, Metcash has adjusted certain Foodland financial information based on Metcash's industry knowledge and expertise. The primary sources of information about Foodland used by Metcash were as follows:

- Foodland's annual reports for 2003 and 2004;
- Foodland's results presentations in 2003 and 2004;
- Reports on Foodland prepared by stock brokers;
- Press releases and ASX announcements made by Foodland;
- IRESS and Bloomberg; and
- Other publicly released information on Foodland.

Metcash has not had access to information on Foodland other than that which is available in the public domain. Metcash has not had access to the directors, management or staff of Foodland, or to any Foodland detailed budgets, workpapers, accounting records or other documentation. Therefore, there is some uncertainty associated with the financial information relating to Foodland. Metcash does not, except as required by law, make any representation or warranty, express or implied, as to the accuracy or completeness of this information. It is expected that Foodland will release up-to-date financial information and financial forecasts in its target statement that will be sent to Foodland Shareholders and made available publicly. Should it become available publicly, Eligible Shareholders should review this information prior to deciding whether or not to accept the Offer of CULS.

9.5.3 Additional information

Refer to Appendix 2 for further details on the basis of preparation for this Section 9 and Appendix 2.

9.6 Metcash standalone

The financial information presented below relates to Metcash standalone and has been compiled assuming that neither the Capital Reorganisation nor the Takeover Offer were undertaken. Accordingly, the information below excludes any impact of:

- Transaction costs Metcash will incur in connection with the Capital Reorganisation and Takeover Offer;
- The Equity Placement undertaken by Metcash on 6 December 2004; and
- The Share Purchase Plan announced by Metcash on 6 December 2004.

Metcash will incur transaction costs of approximately $50 million if the Capital Reorganisation is not Effective and the Takeover Offer is unsuccessful. These costs relate to legal, funding, and advisory expenses.

If the Capital Reorganisation does not become Effective Metcash will incur a large portion of these costs prior to 30 April 2005, thereby potentially limiting the amount of any dividend that Metcash may declare and pay out from the profits generated in the 2005 financial year.

In addition, interest income on the cash raised from the Equity Placement and SPP have been excluded from the forecasts.

IGA DISTRIBUTION, AUSTRALIAN LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION, AUSTRALIA

9.6.1 Statement of financial position

The historical statement of financial position detailed below has been extracted from the half year financial report of Metcash as at 31 October 2004 and is prepared under AGAAP. Under half year reporting requirements Metcash's auditor, Ernst & Young has reviewed this financial report.

	AGAAP
	31-Oct-04
$ million	Historical[1]
Current assets	
Cash	19
Inventory	428
Accounts receivable	694
Other	9
Total current assets	**1,150**
Non-current assets	
Accounts receivable	10
Property, plant and equipment	129
Intangibles	236
Other	5
Total non-current assets	**380**
Total assets	**1,530**
Current liabilities	
Debt	86
Accounts payable	881
Other	44
Total current liabilities	**1,011**
Non-current liabilities	
Debt	16
Other	19
Total non-current liabilities	**35**
Total liabilities	**1,046**
Net assets	**484**
Equity	563
Retained earnings	(93)
Other	14
Total equity	**484**

Note

1 Statement of financial position excludes impact of the $35 million (5.5 cent per Metcash share) interim dividend declared by Metcash on 25 November 2004 and paid on 15 December 2004 and the proposed dividend of 4.0 cent (approximately $30 million).

9.6.2 Statements of financial performance

The Metcash standalone historical statements of financial performance and statements of cashflow shown below have been compiled on an AGAAP basis and extracted from Metcash's audited consolidated statements of financial performance for the years ended 30 April 2003 and 30 April 2004. The forecasts for 30 April 2005 and 30 April 2006 are based on a number of assumptions which are set out in Section 1.2 of Appendix 2. The forecast financial information for the year ending 30 April 2005 has been based on the actual results for the six months to 31 October 2004 plus forecasts for the six months to 30 April 2005.

	AGAAP			
Year ending	**30-Apr-03**	**30-Apr-04**	**30-Apr-05**	**30-Apr-06**
$ million	Historical		Forecast	
Sales	**6,696**	**7,174**[1]	**7,090**	**7,232**
Sales growth		7.1%	(1.2%)	2.0%
EBITDA	**181**	**211**	**222**	**231**
Depreciation	(23)	(20)	(24)	(26)
EBITA[2]	**158**	**191**	**198**	**205**
EBITA margin	2.4%	2.7%	2.8%	2.8%
Amortisation	(25)	(28)	(29)	(29)
EBIT	**133**	**163**[1]	**170**	**176**
Net interest expense	(8)	(8)	(8)	(7)
PBT	**126**	**156**	**162**	**169**
Tax expense	(45)	(54)	(57)	(59)
Reported NPAT	**81**	**102**	**105**	**110**

Notes

1. *Financial information for 30 April 2004 represents 53 weeks trading. For comparative purposes sales and EBIT for the 52 weeks ending 30 April 2004 were $7,044 million and $159 million respectively. The actual adjusted sales growth for the 52 weeks ending 30 April 2004 is 5.2% and the forecast adjusted sales growth for the year ending 30 April 2005 is 0.7%.*
2. *In accordance with Metcash's current accounting policies finance lease amortisation ($5 million for the year ended 30 April 2003, $7 million for the year ended 30 April 2004 and forecast $7 million per annum for the two years ending 2006) has been classified as amortisation. In the five year review contained in Metcash's 2004 Annual Report, finance lease amortisation for these periods has been treated as depreciation.*

IGA DISTRIBUTION, AUSTRALIAN LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION, AUSTRALIA

9.6.3 Earnings per share

Set out below is Metcash's standalone historic and forecast earnings per share for the financial periods ending 30 April 2003 to 30 April 2006.

	AGAAP			
Year ending	**30-Apr-03**	**30-Apr-04**	**30-Apr-05**	**30-Apr-06**
$ million	Historical		Forecast	
Reported NPAT	**81**	**102**	**105**	**110**
Add goodwill amortisation	19	21	22	22
Adjusted NPAT	**100**	**123**	**127**	**132**
Weighted average shares outstanding	621	634	639	640
Basic EPS (cents)	**16.2**	**19.3**	**19.8**	**20.5**

9.6.4 Statement of cashflow

Set out below is Metcash's standalone historic and forecast statement of cashflow for the financial periods ending 30 April 2003 to 30 April 2006.

	AGAAP			
Year ending	**30-Apr-03**	**30-Apr-04**	**30-Apr-05**	**30-Apr-06**
$ million	Historical		Forecast	
EBITDA	181	211	222	231
Change in working capital	(26)	(31)	(22)	(19)
Tax paid	(34)	(41)	(57)	(59)
Net interest expense	(8)	(8)	(8)	(7)
Operating cashflow	**113**	**131**	**135**	**146**
Less capital expenditure	(28)	(26)	(28)	(29)
Less investments	(18)	(33)	(27)	(20)
Net cashflow pre financing	**67**	**72**	**80**	**97**

9.6.5 Forecast key ratios

Set out below are key gearing and interest cover ratios for Metcash standalone, based on the historical statement of financial position as at 31 October 2004

	AGAAP
	Metcash standalone
Net debt/EBITDA (2006)	0.4x
2006 EBITA/net interest (2006)	29.1x
Net debt/net debt + book equity	15%

9.6.6 Further information

Refer to Appendix 2 for further information relating to:

- Management commentary on historical results;
- Forecast assumptions;
- Australian IFRS adjustments.

9.7 Outcome 1 – Capital Reorganisation Effective but Takeover Offer unsuccessful

This Section sets out financial information in relation to Outcome 1, whereby the Capital Reorganisation is Effective but the Takeover Offer is unsuccessful.

Section 1.3 of Appendix 2 sets out the major assumptions that have been made in preparing the financial information relating to this Outcome.

Section 1.5 of Appendix 2 sets out information relating to the differences between AGAAP and Australian IFRS as they impact the proforma statement of financial position and forecast statement of financial performance for Newco.

9.7.1 Pro forma statement of financial position

Set out below is the pro forma statement of financial position as at 31 October 2004 for Metcash standalone (prepared on an AGAAP basis) and Newco (prepared on an AGAAP and Australian IFRS basis).

	AGAAP		Australian IFRS
	31-Oct-04	31-Oct-04	31-Oct-04
$ million	Historical Metcash standalone	Newco	Newco
Current assets			
Cash	19	19	19
Inventory	428	428	428
Accounts receivable	694	694	694
Other	9	9	9
Total current assets	**1,150**	**1,150**	**1,150**
Non-current assets			
Accounts receivable	10	10	10
PP&E	129	129	129
Intangibles	236	1,912	247
Other	5	5	5
Total non-current assets	**380**	**2,056**	**391**
Total assets	**1,530**	**3,206**	**1,541**
Current liabilities			
Debt	86	86	86
Accounts payable	881	881	881
Other	44	44	44
Total current liabilities	**1,011**	**1,011**	**1,011**
Non-current liabilities			
Debt	16	532	532
Other	19	19	19
Total non-current liabilities	**35**	**551**	**551**
Total liabilities	**1,046**	**1,562**	**1,562**
Net assets	**484**	**1,644**	**(21)**
Equity	563	1,644	1,213
Retained earnings	(93)	0	(131)
Other reserves	14	0	(1,103)
Net equity	**484**	**1,644**	**(21)**

Under Australian IFRS, the treatment of the acquisition of all shares in Metoz and all the shares in Metcash excluding shares owned by Metoz as a reverse acquisition contributes significantly to Newco's pro forma net liability position as at 31 October 2004. On consolidation there is no fair value uplift for the existing assets or liabilities of Metcash as it is deemed as the acquiring entity. No goodwill arises under the reverse acquisition, instead the amount paid in cash by Newco for Metoz shares is eliminated against other reserves.

In this Outcome, 25% of the funds raised from the issue of CULS will be converted to ordinary shares in Newco shortly after the Effective Date of the Capital Reorganisation and 25% after approximately six months. It is assumed the residual funds raised under the CULS and 100% of the CUPS are redeemed after approximately six months. The pro forma statement of financial position presented above and in Section 1.7 of Appendix 2 are presented after the conversion and redemption of the CULS and CUPS.

Section 1.7 of Appendix 2 contains a detailed reconciliation showing the construction of the statement of financial position pursuant to this Outcome. Details of the adjustments made to derive the statement of financial position under Australian IFRS are set out in Sections 1.5 and 1.7 of Appendix 2.

9.7.2 Forecast statement of financial performance

Set out below is the forecast statement of financial performance for the year ending 30 April 2006 for Metcash standalone (prepared on an AGAAP basis) and Newco (prepared on an Australian IFRS and AGAAP basis).

	AGAAP		Australian IFRS
	30-Apr-06	30-Apr-06	30-Apr-06
$ million	Metcash standalone	Newco	Newco
Sales	7,232	7,232	7,232
EBITDA[1]	**231**	**231**	**231**
Depreciation	(26)	(26)	(26)
EBITA[1]	**205**	**205**	**205**
EBITA margin[1]	2.8%	2.8%	2.8%
Transaction and restructure costs[2]	0	(33)	(34)
Amortisation	(29)	(103)	(7)
EBIT	**176**	**69**	**164**
Net interest expense	(7)	(41)	(43)[2]
PBT	**169**	**27**	**120**
Tax expense	(59)	(42)	(42)
Reported NPAT	**110**	**(15)**	**78**

Notes

1 Pre transaction and restructure costs.

2 CUPS are assumed to be redeemed six months after the Capital Reorganisation is Effective. In accordance with the terms of the CUPS an underwriting fee of 1% is payable on drawdown and a Redemption Premium of 8% p.a. of the value of CUPS issued is payable on redemption.

9.7.3 Forecast earnings per share

Set out below is Metcash's standalone forecast earnings per share for the financial period ending 30 April 2006 (prepared on an AGAAP basis) and Newco (prepared on an Australian IFRS and AGAAP basis).

	AGAAP		Australian IFRS
	30-Apr-06	30-Apr-06	30-Apr-06
$ million	Metcash standalone	Newco	Newco
Reported NPAT	110	(15)	78
Add post tax transactions and restructure costs	0	26	26
Add goodwill amortisation	22	95	0
Adjusted NPAT	132	107	105
Weighted average shares outstanding (million)	640	501	501
Basic EPS	20.5	21.3	20.9
Metcash standalone adjusted EPS (cents)[1]	19.1	19.1	19.1
EPS accretion	**n.a.**	**12%**	**10%[2]**

Notes

1 EPS has been adjusted in accordance with AASB 133. The adjustment assumes the conversion of approximately $372 million of CULS to Newco shares.

2 EPS accretion measured against adjusted Metcash standalone basic EPS accounted for under AGAAP. It is not expected that the adjusted NPAT under AGAAP for Metcash standalone would differ under Australian IFRS.

9.7.4 Forecast statement of cashflow

Set out below is Metcash standalone and Newco forecast cashflow for the year ending 30 April 2006 pursuant to Outcome 1. Forecast cashflow has been prepared on an AGAAP basis only. Metcash expects the primary cashflow impact from the change from AGAAP to Australian IFRS will be the reclassification of the dividends and Redemption Premium payable of approximately $2 million on the CUPS from a preference dividend under AGAAP to interest expense under Australian IFRS.

	30-Apr-06 Forecast	30-Apr-06 Forecast
$ million	**Metcash standalone**	**Newco**
EBITDA	231	231
Change in working capital	(19)	(19)
Tax paid	(59)	(42)
Net interest expense	(7)	(41)
Operating cashflow	**146**	**129**
Less capital expenditure	(29)	(29)
Less investments	(20)	(20)
Net cashflow[1]	**97**	**80**

Note

1 Pre financing, transaction and restructure costs.

9.7.5 Forecast key ratios

Set out below are key gearing and interest cover ratios for Metcash standalone and Newco pursuant to this Outcome.

	AGAAP	
	Metcash standalone	Newco
Net debt/EBITDA (2006)	0.4x	2.6x[1]
2006 EBITA/net interest (2006)	29.1x	4.9x
Net debt/net debt + book equity	15%	27%[1]

Note
1 Pro forma net debt as at 31 October 2004 used in ratio.

9.8 Outcome 2 – Capital Reorganisation not Effective but Takeover Offer successful

In this Outcome the Capital Reorganisation is assumed to not become Effective but the Takeover Offer is successful. If the Capital Reorganisation does not become Effective all CULS are redeemed for Issue Price plus a Redemption Premium of 2.5%.

9.9 Outcome 3 – Capital Reorganisation Effective and Takeover Offer successful

This Section sets out financial information in relation to Outcome 3, whereby the Capital Reorganisation is Effective and Takeover Offer is successful.

Section 1.3 of Appendix 2 sets out the major assumptions that have been made in preparing the financial information relating to this Outcome.

Section 1.5 of Appendix 2 sets out information relating to the differences between AGAAP and Australian IFRS as they impact the pro forma statement of financial position and the forecast statement of financial performance for Newco.

IGA DISTRIBUTION, AUSTRALIAN LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION, AUSTRALI

9.9.1 Pro forma statement of financial position

Set out below is the historical statement of financial position as at 31 October 2004 for Metcash standalone (prepared on an AGAAP basis) and Newco (prepared on an Australian IFRS and AGAAP basis).

	AGAAP		Australian IFRS
	31-Oct-04	31-Oct-04	31-Oct-04
$ million	Historical Metcash standalone	Newco	Newco
Current assets			
Cash	19	25	25
Inventory	428	523	523
Accounts receivable	694	766	766
Other	9	13	13
Total current assets	**1,150**	**1,327**	**1,327**
Non-current assets			
Accounts receivable	10	10	10
PP&E	129	146	146
Intangibles	236	2,382	606
Other	5	82	82
Total non-current assets	**380**	**2,620**	**844**
Total assets	**1,530**	**3,947**	**2,171**
Current liabilities			
Debt	86	86	86
Accounts payable	881	988	988
Other	44	44	44
Total current liabilities	**1,011**	**1,118**	**1,118**
Non-current liabilities			
Debt	16	620	620
Accounts payable	–	2	2
Other	19	19	45
Total non-current liabilities	**35**	**641**	**667**
Total liabilities	**1,046**	**1,759**	**1,785**
Net assets	**484**	**2,188**	**385**

Section 1.8 of Appendix 2 contains a detailed reconciliation showing the construction of the statement of financial position pursuant to this Outcome.

In this Outcome, 25% of the funds raised from the issue of CULS will be converted to ordinary shares in Newco upon implementation of the Capital Reorganisation and a further 25% at Maturity Date. It is assumed the remaining 50% of the CULS are also converted at Maturity Date. 100% of the CUPS are assumed to be converted into ordinary equity in Newco after six months. The pro forma statement of financial position presented above and in Section 1.8 of Appendix 2 are presented after conversion of the CULS and CUPS.

9.9.2 Forecast statement of financial performance

Set out below is the forecast statement of financial performance for the year ending 30 April 2006 for Metcash standalone (prepared on an AGAAP basis) and Newco (prepared on an AGAAP and Australian IFRS basis).

	AGAAP		Australian IFRS
	30-Apr-06	30-Apr-06	30-Apr-06
$ million	Metcash standalone	Newco	Newco
Sales	**7,232**	**9,191**	**9,191**
EBITDA[1]	**231**	**329**	**329**
Depreciation	(26)	(35)	(35)
EBITA[1]	**205**	**295**	**295**
EBITA margin[1]	2.8%	3.2%	3.2%
Transaction and restructure costs	0	(20)	(50)
Amortisation	(29)	(126)	(7)
EBIT	**176**	**149**	**237**
Net interest expense[2]	(7)	(56)	(58)
PBT	**169**	**93**	**179**
Tax expense	(59)	(64)	(58)
Reported NPAT	**110**	**29**	**122**

Notes
1 *Pre transaction and restructure costs.*
2 *CUPS are assumed to be converted six months after the Capital Reorganisation is Effective. In accordance with the terms of the CUPS an underwriting fee of 1% is payable on drawdown and a Redemption Premium of 8% p.a. of the value of CUPS issued, is payable on conversion.*

9.9.3 Forecast earnings per share

Set out below is Metcash's standalone forecast earnings per share for the financial period ending 30 April 2006 (prepared on an AGAAP basis) and for Newco for the year ending 30 April 2006 (prepared on an Australian IFRS and AGAAP basis).

	AGAAP		Australian IFRS
	30-Apr-06	30-Apr-06	30-Apr-06
$ million	Metcash standalone	Newco	Newco
Reported NPAT	110	29	122
Add post tax transaction and restructure costs[1]	0	10	35
Add goodwill amortisation	22	119	0
Adjusted NPAT	132	159	157
Weighted average shares outstanding	640	664	664
Basic EPS	20.5	23.9	23.6
Metcash standalone adjusted EPS (cents)[2]	18.4	18.4	18.4
EPS accretion	**n.a.**	**30%**	**28%[3]**

Notes
1 Non recurring transaction and restructure costs.
2 EPS has been adjusted in accordance with AASB 133. The adjustment assumes the conversion of approximately $744 million of CULS to Newco Shares.
3 EPS accretion measured against adjusted Metcash standalone basic EPS accounted for under AGAAP. It is not expected that the adjusted NPAT under AGAAP for Metcash standalone would differ under IFRS.

9.9.4 Forecast statement of cashflow

Set out below is Metcash standalone and Newco forecast cashflow for the year ending 30 April 2006 pursuant to this Outcome. Forecast cashflow has been prepared on an AGAAP basis only. Metcash expects the primary cashflow impact from the change from AGAAP to Australian IFRS will be the reclassification of the dividends and Redemption Premium payable on the CUPS from a preference dividend under AGAAP to interest expense under Australian IFRS.

	30-Apr-06 Forecast	30-Apr-06 Forecast
$ million	Metcash standalone	Newco
EBITDA	231	329
Change in working capital	(19)	(24)
Tax paid	(59)	(62)
Net interest expense	(7)	(56)
Operating cashflow	**146**	**188**
Less capital expenditure	(29)	(37)
Less investments	(20)	(20)
Net cashflow[1]	**97**	**130**

Note
1 Pre financing, transaction and restructure costs.

9.9.5 Forecast key ratios

Set out below are key gearing and interest cover ratios for Metcash standalone and Newco pursuant to this Outcome.

	AGAAP	
	Metcash standalone	Newco
Net debt/EBITDA (2006)	0.4x	2.1x[1]
2006 EBITA/net interest (2006)	29.1x	5.3x
Net debt/net debt + book equity	15%	24%[1]

Note

1 Proforma net debt as at 31 October 2004 used in the above ratio.

9.9.6 Sensitivities

Sensitivity analysis has been undertaken on the financial information pursuant to this Outcome.

Sensitivity 1 – Scrip take-up

Set out below is a sensitivity analysis that illustrates the impact on gearing and EPS based on different levels of acceptance by Foodland Shareholders of Metcash A Shares as opposed to cash.

	AGAAP		
Metcash A Share take-up	0%	50%	100%
Net debt/net debt + book equity[1]	24%	24%	9%
EPS accretion[2]	30%	28%[3]	19%[3]

Notes

1 Proforma net debt and pro forma book value of equity as at 31 October 2004 used in ratio.

2 EPS is based on earnings pre-goodwill amortisation and amortisation of non recurring transaction costs and restructure costs relative to Metcash standalone EPS.

3 This sensitivity assumes Metcash will issue 2.44 Metcash A Shares to Foodland Shareholders who accept Metcash A Shares as opposed to the cash alternative under the Takeover Offer. The 2.44 Exchange Ratio will be adjusted in accordance with the formula set out in Section 1.11 of Appendix 2 due to CULS being a pro rata issue. The 2.44 Exchange Ratio in the above sensitivity has not been adjusted given the adjustment factor can not be reasonably quantified as it is based on future share prices of Metcash. Therefore the actual EPS if adjusted may be less.

Under the sensitivity above where Foodland Shareholders accept Metcash A Shares it has been assumed that Newco redeems the 50% of the CULS it is entitled to redeem and redeems the 100% of CUPS.

Depending on the level of Metcash A Share take-up under the Takeover Offer, Metcash would consider capital management initiatives via a share buy-back to ensure an optimum balance of debt and equity. The buy-back would be subject to agreement from the lenders under the banking facilities and would be expected to be complete within a three month period.

IGA DISTRIBUTION, AUSTRALIAN LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION, AUSTRALIA

Sensitivity 2 – Foodland Australia EBITA change

Set out below is the EPS after a plus or minus 5% change in the EBITA Metcash is expected to generate from the acquisition of Foodland.

	AGAAP	
Foodland Australia EBITA change	30-Apr-06	
	+5%	-5%
Basic EPS[1] (cents)	24.4	23.4
Metcash standalone adjusted basic EPS[1,2] (cents)	18.4	18.4
EPS accretion %	32%	27%

Notes

1 *EPS is based on earnings pre-goodwill amortisation and amortisation of non-recurring transaction costs and restructure costs.*

2 *EPS has been adjusted in accordance with AASB 13 given the CULS is a pro rata issue.*

Section 10

INDEPENDENT ACCOUNTANT'S REPORT

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PRICEWATERHOUSECOOPERS SECURITIES LTD
FINANCIAL SERVICES GUIDE
This Financial Services Guide is dated 11 February 2005

About us
PricewaterhouseCoopers Securities Ltd (ABN 54 003 311 617, Australian Financial Services Licence no 244572) (PwC Securities) has been engaged by Metcash Trading Limited (Metcash) to provide a report in the form of an Independent Accountant's Report (the Report) in relation to the issue of Convertible Unsecured Loan Stock units (CULS), the proposed takeover of Foodland Australia Limited (Foodland) by Metcash and a capital reorganisation of Metcash (together, the Transactions) for inclusion in the Prospectus dated on or about 11 February 2005 (Prospectus).

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PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers Securities Ltd
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Metcash Trading Limited
4 Newington Road
SILVERWATER NSW 2128

11 February 2005

Dear Sirs

Independent Accountant's Report on Historical and Forecast Financial Information

We have prepared this report on the historical and forecast financial information of Metcash Trading Limited (Metcash) and Foodland Associated Limited (Foodland) for inclusion in the Prospectus dated on or about 11 February 2005 relating to the proposed issue of Convertible Unsecured Loan Stock units (CULS) by Metcash (the Prospectus).

Expressions defined in the Prospectus have the same meaning in this Report.

The nature of this Report is such that it should be given by an entity which holds an Australian Financial Services licence under the Corporations Act 2001. PricewaterhouseCoopers Securities Ltd is wholly-owned by PricewaterhouseCoopers and holds the appropriate Australian Financial Services licence.

Background

On 6 December 2004, Metcash announced its intention to undertake a Capital Reorganisation which would, in effect, result in the acquisition of the entire issued share capital of Metcash's 52% majority shareholder, Metoz. Since Metoz's only material asset is its holding in Metcash, the Capital Reorganisation will, in effect, achieve a selective buyback of Metoz's shareholding in Metcash.

Under the Capital Reorganisation, a new company, Newco, has been incorporated with the intention that:

- Newco will purchase all of the shares in Metoz for a total cost of A$2.92 for each Metcash share held by Metoz, $2.85 of which will be paid to Metoz to be on-paid to Metoz Shareholders and the balance to be used to repay Metoz debt; and
- All other shareholders in Metcash will receive one Newco Share for each Metcash Share held before the Capital Reorganisation becomes Effective.

On 6 December 2004, Metcash also announced its intention to make an offer to acquire the entire issued share capital of Foodland. Under the Takeover Offer, Foodland shareholders will ultimately retain ownership of Foodland's New Zealand business whilst Metcash or Newco, as the case may be, will retain Foodland's Australian business.

The Capital Reorganisation and the Takeover Offer are separate proposals and are not conditional upon each other.

In order to help fund the Takeover Offer, Metcash raised approximately $270 million through the issue of Metcash Shares under an institutional placement on 6 December 2004. Various other funding arrangements have been put in place by Metcash to fund the Takeover Offer and the Capital Reorganisation and these are summarised in Section 8 of the Prospectus.

As part of these funding arrangements, and pursuant to this Prospectus, Metcash is making a five for six pro rata offer of approximately 294 million CULS at an issue price of $2.54 per CULS to raise approximately $746 million.

PRICEWATERHOUSECOOPERS

Scope

You have requested PwC Securities to prepare an Independent Accountant's Report (the Report) covering the following information contained within the Prospectus:

Historical Financial Information

(a) The historical statements of financial performance, earnings per share and cashflows of Metcash for each of the years ended 30 April 2003 and 30 April 2004;

(b) The adjusted historical statements of financial performance of Foodland Australia for each of the years ended 3 August 2003 and 1 August 2004;

(c) The historical statement of financial position of Metcash as at 31 October 2004;

(d) The adjusted historical statements of financial position of Foodland, Foodland Australia and Foodland Australia Wholesale at 1 August 2004; and

(e) The proforma statements of financial position of Metcash and Newco as at 31 October 2004,

(together the Historical Financial Information).

The Historical Financial Information has been prepared on the basis of three scenarios:

- Metcash Standalone – The Capital Reorganisation and the Takeover Offer are not undertaken;
- Outcome 1 – The Capital Reorganisation is Effective but the Takeover Offer is not successful;
- Outcome 3 – The Capital Reorganisation is Effective and the Takeover Offer is successful; and

Outcome 2 (the Capital Reorganisation is not Effective but the Takeover Offer is successful) is not relevant for this Prospectus on the basis that if the Capital Reorganisation does not become Effective, all CULS will be redeemed for the Issue Price plus a Redemption Premium of 2.5%.

The scope of our work has included a review of the Historical Financial Information under each of the above scenarios.

Forecast Financial Information

(a) The Directors' statement of forecast financial performance, earnings per share and cashflows of Metcash for each of the years ended 30 April 2005 and 2006;

(b) The Directors' estimate of the forecast financial information for Foodland Australia Wholesale for the year ended 30 April 2006; and

(c) The Directors' statement of forecast financial performance, earnings per share and cashflows of Newco for the year ended 30 April 2006,

(together, the Forecast Financial Information).

The Forecast Financial Information has also been prepared under the three scenarios described previously in this Report. The scope of our work has included a review of the Forecast Financial Information under each of the three scenarios.

Prospectus

This Report has been prepared for inclusion in the Prospectus. We disclaim any assumption of responsibility for any reliance on this Report or on the Historical Financial Information or the Forecast Financial Information to which it relates for any purposes other than for which it was prepared.

PRICEWATERHOUSECOOPERS

Scope of review of Historical Financial Information

The Historical Financial Information set out in Section 9 and Appendix 2 of this Prospectus, has been based on the audited financial statements of Metcash and Foodland, except for financial information relating to Metcash for the period ending 31 October 2004 which has been extracted from reviewed financial statements. The auditor of both Metcash and Foodland for the period covered by the Historical Financial Information has been Ernst & Young. The Historical Financial Information incorporates such adjustments as the Directors considered necessary to reflect the operations of Metcash, Newco, Foodland Australia and Foodland Australia Wholesale going forward. The Directors are responsible for the preparation of the Historical Financial Information, including determination of the adjustments.

We have conducted our review of the Historical Financial Information in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". We made such enquiries and performed such procedures as we, in our professional judgement, considered reasonable in the circumstances including:

- An analytical review of the audited and reviewed financial statements of Metcash and Foodland for the relevant historical periods;
- A review of work papers, accounting records and other documents of Metcash and Newco only;
- A review of the adjustments made to the reported historical financial performance and statement of financial position of Foodland;
- A review of the assumptions used to compile the proforma statements of financial position set out in Section 9 of the Prospectus ("the proforma transactions");
- A comparison of consistency in application of the recognition and measurement principles in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by Metcash disclosed in their 30 April 2004 financial statements; and
- Enquiry of directors, management and others.

These procedures do not provide all the evidence that would be required in an audit, accordingly, the level of assurance provided is less than given in an audit. We have not performed an audit and do not express an audit opinion.

Limitation of scope of Historical Financial Information

The Historical Financial Information relating to Foodland has been extracted from publicly available information. The Directors have made various assumptions in order to present standalone Foodland Australia and Foodland Australia Wholesale information which have not been discussed with Foodland management or verified to supporting accounting records. Accordingly, the standalone Historical Financial Information relating to the Foodland Australia and Foodland Australia Wholesale businesses should be reviewed with this limitation in mind.

Review statement on Historical Financial Information

Except for the limitation in scope referred to above, and the effects of such adjustments, if any, that may have been required had the limitation not existed, based on our review, which is not an audit, nothing has come to our attention which causes us to believe that:

- The proforma statements of financial position have not been properly prepared on the basis of the proforma transactions;
- The proforma transactions do not form a reasonable basis for the proforma statements of financial position;
- The Historical Financial Information, as set out in Section 9 and Appendix 2 of this Prospectus does not present fairly:
  - (a) The historical statements of financial performance, earnings per share and cashflows of Metcash for each of the years ended 30 April 2003 and 30 April 2004;

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PRICEWATERHOUSECOOPERS

(b) The adjusted historical statements of financial performance of Foodland Australia for each of the years ended 3 August 2003 and 1 August 2004;

(c) The historical statement of financial position of Metcash as at 31 October 2004;

(d) The adjusted historical statements of financial position of Foodland, Foodland Australia and Foodland Australia Wholesale at 1 August 2004; and

(e) The proforma statement of financial position of Metcash and for Newco as at 31 October 2004 assuming completion of the proforma transactions,

in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and accounting policies adopted by Metcash in their 30 April 2004 financial statements.

Scope of review of Forecast Financial Information

The Directors are responsible for the preparation and presentation of the Forecast Financial Information, including the best estimate assumptions, on which they are based.

Our review of the best estimate assumptions underlying the Forecast Financial Information was conducted in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". Our procedures consisted primarily of enquiry and comparison and other such analytical review procedures we considered necessary so as to adequately evaluate whether the best estimate assumptions provide a reasonable basis for the Forecast Financial Information.

These procedures included discussion with the Directors and management of Metcash and have been undertaken to form an opinion whether anything has come to our attention which causes us to believe that the best estimate assumptions do not provide a reasonable basis for the preparation of the Forecast Financial Information and whether, in all material respects, the Forecast Financial Information is properly prepared on the basis of the assumptions and is presented fairly in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies of the Metcash disclosed in their 30 April 2004 financial statements so as to present a view of Metcash and Newco which is consistent with our understanding of the past, current and future operations of the businesses.

The Forecast Financial Information has been prepared by the Directors to provide investors with a guide to the potential future financial performance of Metcash and Newco based upon the achievement of certain economic, operating, development and trading assumptions about future events and actions that have not yet occurred and may not necessarily occur. There is a considerable degree of subjective judgement involved in the preparation of Forecast Financial Information. Actual results may vary materially from the Forecast Financial Information and the variation may be materially positive or negative. Accordingly, shareholders should have regard to the investment risks set out in Section 13 of this Prospectus.

Our review of the Forecast Financial Information is substantially less in scope than an audit examination conducted in accordance with Australian Auditing and Assurance Standards. A review of this nature provides less assurance than an audit. We have not performed an audit and we do not express an audit opinion on the Forecast Financial Information included in this Prospectus.

Limitation of scope of Forecast Financial Information

The components of the Metcash and Newco Forecast Financial Information relating to the underlying operations of Foodland Australia Wholesale together with the impact of the expected merger synergies have been based on publicly available information and Metcash Directors' industry knowledge.

Neither the Metcash Directors nor PwC Securities have had access to Foodland's management, auditors, financial records, budgets or business plans to assess the reliability of the Foodland Australia or Foodland Australia Wholesale historical and forecast financial

PRICEWATERHOUSECOOPERS

information or the reliability of the merger synergy estimates (in particular the extent, timing and cost of delivering such synergies). Accordingly, the Forecast Financial Information should be reviewed with these limitations in mind.

Review statement on the Forecast Financial Information

Except for the limitation in scope referred to above, and the effects, if any that may have been required had the limitation not existed, based on our review of the Forecast Financial Information, which is not an audit, and based on an investigation of the reasonableness of the best estimate assumptions giving rise to the Forecast Financial Information, nothing has come to our attention which causes us to believe that:

(a) The best estimate assumptions set out in Section 9 and Appendix 2 of this Prospectus do not provide a reasonable basis for the preparation of the Forecast Financial Information;

(b) The Forecast Financial Information is not properly prepared on the basis of the best estimate assumptions presented fairly in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by Metcash disclosed in their 30 April 2004 financial statements; and

(c) The Forecast Financial Information is unreasonable.

The underlying assumptions are subject to significant uncertainties including those resulting from the limitation of scope referenced to above and contingencies often outside the control of Metcash and Newco. If events do not occur as assumed, actual results achieved by Metcash and/or Newco may vary significantly from the Forecast Financial Information. Accordingly, we do not confirm or guarantee the achievement of the Forecast Financial Information, as future events, by their very nature, are not capable of independent substantiation.

Subsequent events

Apart from the matters dealt with in this Report, and having regard to the scope of our Report, to the best of our knowledge and belief no material transactions or events outside of the ordinary business of Metcash have come to our attention that would require comment on, or adjustment to, the information referred to in our Report or that would cause such information to be misleading or deceptive.

Independence or disclosure of interest

PwC Securities does not have any interest in the outcome of the Offer, the Capital Reorganisation or the Takeover Offer other than the preparation of this Report, the preparation of the Independent Expert's Reports (as included in the Scheme Booklet and Bidder's Statement) and participation in due diligence procedures for which normal professional fees will be received.

Yours faithfully

Glen Hadlow

Authorised Representative
PricewaterhouseCoopers Securities Ltd

Wim Blom

Authorised Representative
PricewaterhouseCoopers Securities Ltd

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Section 11

TAXATION CONSIDERATIONS FOR INVESTORS

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Greenwoods & Freehills

10 February 2005

The Directors
Metcash Trading Limited
4 Newington Road
SILVERWATER NSW 2128

Dear Sirs

Convertible Unsecured Loan Stock (CULS) – Taxation considerations for investors

Australian Taxation Report

We have been instructed by Metcash Trading Limited (Metcash) to prepare this taxation report for inclusion in the Prospectus to be issued on or about 11 February 2005 in relation to the offer of CULS by Metcash (the Offer).

Capitalised terms used in this report are, unless stated otherwise, defined in the same way as they are in the Prospectus.

This report contains a general outline of the Australian income tax and goods and services tax (GST) implications for Australian residents who acquire CULS under the Prospectus and who will hold their CULS and any Newco Shares received upon conversion of the CULS on capital account.

The report does not address the tax treatment for persons who:

- will hold their CULS or any Newco Shares received upon conversion of the CULS on revenue account such as banks and share trading entities; or
- are non-residents of Australia for taxation purposes (including non-residents who will hold their CULS or any Newco Shares received on conversion of the CULS through a permanent establishment in Australia).

The information contained in this report is of a general nature only. It does not constitute tax advice and should not be relied upon as such.

All investors should seek independent professional advice on the consequences of accepting the Offer, based on their particular circumstances.

This report is based on the provisions of the Income Tax Assessment Act 1936 and the Income Tax Assessment Act 1997 (together, the Tax Act), the A New Tax System (Goods and Services Tax) Act 1999 and related acts, regulations and Australian Taxation Office (ATO) rulings, determinations and practice applicable as at the date of this letter.

Greenwoods & Freehills

1 Offer to acquire CULS

1.1 Background

Metcash will make the Offer to Eligible Shareholders to subscribe for CULS at the Issue Price. If the Offer is not accepted by an Eligible Shareholder, the Offer insofar as it relates to that Eligible Shareholder will lapse.

Pursuant to the Underwriting Agreement, the Underwriter will conduct an Institutional Bookbuild and a Retail Bookbuild for the CULS for which Metcash has not received a valid acceptance by the Closing Date. Metcash has agreed with the Underwriter that any excess of the Institutional Bookbuild Price or Retail Bookbuild Price over the Issue Price of the CULS will be paid by the Underwriter to Metcash Shareholders who did not accept the Offer.

1.2 Acceptance of Offer

In our view, the acceptance of the Offer should not be treated as a CGT event for Eligible Shareholders who accept the Offer.

1.3 Offer not accepted

Where the Offer is not accepted by an Eligible Shareholder, we consider that any amount received by the Eligible Shareholder from the Underwriter may be taxable to the Eligible Shareholder as either ordinary income or as a capital gain.

We note that in a recent Federal Court case (*McNeil* v *FCT* 2004 ATC 4385), it was held that a shareholder in St George Bank who received an amount for "sell-back rights" which were not exercised was not taxable as either ordinary income or a capital gain. The decision is currently on appeal to the Full Federal Court.

2 Redemption, sale or conversion of the CULS

2.1 Equity interests

The Tax Act distinguishes between "debt interests" and "equity interests" for taxation purposes. In our view, the CULS will be characterised as equity interests for income tax purposes. The basis for this view is that:

(a) the Terms of Issue provide that the CULS may convert into Newco Shares; and

(b) at the time of issue, Metcash does not have an effectively non-contingent obligation to provide financial benefits (other than upon conversion into Newco Shares) to Holders under the Terms of Issue. In this regard, Metcash is only required to pay an amount to Holders upon the redemption of the CULS which will only occur if:

- the Metcash Share Scheme does not become Effective; or
- the Metcash Share Scheme becomes Effective and Metcash does not convert the CULS into Newco Shares.

Greenwoods & Freehills

2.2 Redemption Premium

Under the Terms of Issue, on redemption of any CULS (otherwise than on conversion), Metcash must:

(a) pay to each Holder an amount equal to the Redemption Premium in respect of each CULS held by the Holder that is being redeemed; and

(b) redeem the CULS by paying to each Holder an amount equal to the Issue Price for each CULS held by the Holder that is being redeemed.

On the basis that the CULS will be equity interests for tax purposes, we consider that the Redemption Premium paid to Holders will be treated as a frankable distribution.

Generally, a Holder's assessable income will include any franking credits attached to the Redemption Premium paid by Metcash in addition to the amount of the Redemption Premium. Where franking credits are included in a Holder's assessable income, the Holder will generally be entitled to a corresponding tax offset.

Generally, to be eligible for the franking credit and tax offset, the Holder must have held the CULS at risk for at least 90 days (not including the date of acquisition or the date of disposal). This holding period rule should not apply to a Holder if the Holder is an individual whose tax offset entitlement (on all interests which give rise to frankable distributions, including shares) does not exceed $5,000 for the income year in which the franked distribution is paid.

Thus, if the CULS are redeemed within 90 days of acquisition (e.g. because an event occurs which means that the Metcash Share Scheme will not become Effective), Holders to whom the holding period rule applies will not be entitled to any franking credit or tax offset in respect of the Redemption Premium.

Where the Holder is an individual, complying superannuation entity or a registered charity (in certain circumstances), the Holder will generally be entitled to a refund to the extent that the franking credits attached to the Holder's Redemption Premium exceed the Holder's tax liability for the income year.

Where the Holder is a company, the receipt of the franked Redemption Premium should give rise to a franking credit in the company's franking account.

2.3 Redemption or sale of CULS

(a) Are the CULS traditional securities?

The taxation treatment of Holders on redemption or sale of the CULS will depend on whether or not the CULS are "traditional securities" for the purposes of the Tax Act. In broad terms, if the CULS are traditional securities, the tax treatment of a gain or loss realised on the sale or redemption of the CULS will be governed by the traditional securities provisions (i.e. s.26BB and s.70B of the Tax Act). If the CULS are not traditional securities, a gain or loss on sale or redemption of the CULS will be subject to the CGT rules.

A "traditional security" is defined as a security held by a taxpayer that either:

(A) does not have an "eligible return"; or

(B) has an eligible return which can be precisely ascertained at the time when the security is issued and which is not greater than 1.5% of the sum of the payments made under the security (other than periodic interest) multiplied by the number of years (or fractions thereof) in the term of the security.

A security will have an "eligible return" if at the time the security is issued it is reasonably likely, having regard to the terms of the security, for the sum of all payments under the security (other than periodic interest) to exceed the issue price of the security.

In relation to the CULS, it is clear that they will either be redeemed or converted into Newco Shares.

Greenwoods & Freehills

If the CULS are redeemed, Holders will receive a payment being the sum of the Redemption Premium and an amount equal to the Issue Price of the CULS. Clearly, this payment will exceed the Issue Price of the CULS. However, the redemption of the CULS is contingent upon the Metcash Share Scheme not becoming Effective or if the Metcash Share Scheme becomes Effective, the CULS not being converted by Metcash into Newco Shares. Therefore, we consider that the redemption of the CULS is not "reasonably likely" and therefore the Redemption Premium would not, on its own, be sufficient to constitute an eligible return. It is necessary therefore to consider whether overlaying the alternative outcome of a conversion of the CULS produces a different conclusion.

The Terms of Issue provide that on conversion of any CULS, Metcash will redeem each of those CULS for an amount equal to the Issue Price and apply that amount in subscribing on behalf of the Holder for a Newco Share.

There are two views as to how a conversion of a convertible security undertaken in this "two step" way should be treated for the purposes of the traditional securities provisions. There is no judical authority on the point and Holders will need to decide which view to accept based on professional advice they obtain.

The first view is that the market value of Newco Shares into which the CULS convert is the amount of the "payment" which is taken into account for the purpose of determining whether the CULS have an eligible return. Based on the published rulings and interpretive decisions of the ATO (e.g. Taxation Ruling 96/14 and Class Ruling CR 2001/63 and ATO ID 2003/1192), this is likely to be the interpretation favoured by the ATO.

Pursuant to the first view:

- if it is reasonably likely that, at the time the CULS are issued, the market value of the Newco Shares at the time the CULS are converted will be greater than the Issue Price of the CULS, then the CULS will not be traditional securities; and
- if it is not reasonably likely that at the time the CULS are issued, the market value of the Newco Shares at the time the CULS are converted will be greater than the Issue Price of the CULS, the CULS will be traditional securities.

Holders will need to form their own conclusion on the question of the likely value of Newco Shares at the time the CULS are to be converted.

This second views is that on conversion, the Holder should be regarded as only receiving an amount equal to the Issue Price of the CULS which is then applied on the Holder's behalf to subscribe for Newco Shares.

Pursuant to the second view, the payments under CULS only exceed the Issue Price if they are redeemed (otherwise than upon conversion) and, because redemption of the CULS is contingent upon the Metcash Share Scheme not becoming Effective and the CULS not being converted by Metcash, it cannot be said that, at the time the CULS are issued, it is reasonably likely that the CULS will have an eligible return. Therefore, under the second view, the CULS should be treated as traditional securities. Prospective Holders need to be aware that the ATO may not accept the second view.

(b) Tax consequences of sale or redemption where the CULS are not traditional securities

If the CULS are not traditional securities, the redemption or sale of CULS will be a CGT event for Holders whose CULS are redeemed or sold. Under the CGT rules, the Holder will make:

- a capital gain if the capital proceeds for the CULS are greater than the cost base of the CULS; or
- a capital loss if the capital proceeds for the CULS are less than the reduced cost base of the CULS.

The cost base of the CULS should generally be:

- for a Holder who acquires CULS by acceptance of the Offer, the Issue Price; and
- for a Holder who acquires CULS via the Institutional Bookbuild, the Retail Bookbuild or on-market, the amount paid for the CULS.

Where the CULS are sold on-market, the capital proceeds for the CGT event will generally be equal to the cash proceeds from the sale.

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Greenwoods
& Freehills

Where the CULS are redeemed, we consider that the capital proceeds for the CGT event will be the total amount received by the Holder for the redemption being the sum of the Redemption Premium and the Issue Price. However, a capital gain made by a Holder on redemption of the CULS should be reduced by the amount of the Redemption Premium (being the amount included in the Holder's assessable income as a (frankable) distribution – refer Section 2.2 above).

Therefore, for Holders who subscribe for CULS at the Issue Price, any prima facie capital gain made on redemption of the CULS should be reduced to nil.

Holders who acquire CULS via the Institutional Bookbuild, the Retail Bookbuild or on-market should be aware that a capital loss made on redemption is not increased by the amount of the Redemption Premium. For example, if a Holder who acquired CULS on market at $2.70 has those CULS redeemed for $2.67 comprising a 5% Redemption Premium of $0.13 plus the Issue Price of $2.54, the Holder will derive assessable income equal to the Redemption Premium of $0.13 (plus any franking credit) and will make a capital loss of only $0.03 ($2.70 less $2.67) on the redemption.

Capital gains and capital losses of a Holder in a year of income from all sources are aggregated to determine whether there is a net capital gain. Any net capital gain for the year is included in assessable income and is subject to income tax at the Holder's marginal tax rate. Net capital losses may not be deducted against other income for income tax purposes, but may be carried forward to offset against capital gains derived in future income years. Thus, a capital loss made by a Holder on redemption of the CULS cannot be offset against the assessable Redemption Premium received by the Holder.

Capital losses may only be deducted against capital gains, in the same or a later income year. Capital losses cannot be deducted against other assessable income. Specific capital loss carry forward rules apply to Holders that are companies.

No CGT discount will be available in respect of the CULS as they will not be on issue for at least 12 months.

(c) Tax consequences of sale or redemption where the CULS are traditional securities

If the CULS are traditional securities, in our view:

(1) a gain realised by a Holder on redemption or sale of the CULS will be assessable as "statutory income" under s.26BB of the Tax Act to the Holder; and

(2) a loss realised on redemption or sale of the CULS should be an allowable deduction under s.70B of the Tax Act to the Holder.

In our view, for the purpose of calculating the assessable gain or deductible loss on redemption it is reasonable for Holders to treat the redemption proceeds as excluding the Redemption Premium.

Technically, a sale or redemption of CULS will also be a CGT event for those Holders whose CULS are redeemed or converted. However, any prima facie capital gain or capital loss should be reduced (to nil) by the amount of the assessable gain or deductible loss arising under the traditional securities provisions.

(d) Qualifying securities

In our view, the CULS will not be "qualifying securities" for the purposes of Division 16E of the Tax Act because under the Terms of Issue, the term of the CULS cannot exceed 12 months.

2.4 Conversion of CULS

Regardless of whether or not the CULS are traditional securities, the conversion of the CULS into Newco Shares is a CGT event. However, in our view, the CULS will be convertible interests such that any capital gain or capital loss realised on conversion of the CULS should be disregarded for CGT purposes.

The Newco Shares acquired upon conversion of the CULS will have a cost base and reduced cost base for CGT purposes equal to the cost base and reduced cost base of the converted CULS for the Holder.

The Newco Shares will be treated for CGT purposes as being acquired at the time of conversion.

Greenwoods
& Freehills

If the CULS are traditional securities, under the traditional securities provisions, any gain or loss made by a Holder on conversion of the CULS will not be assessable or deductible to the Holder.

3 Holding Newco Shares

3.1 Summary

Shareholders holding Newco Shares (hereafter, a Newco Shareholder) will generally be taxable on:

- the amount of any dividend received from Newco and any franking credits attached to the dividend; and
- any capital gain arising from the subsequent disposal of the Newco Shares (refer section 4 below).

3.2 Dividends from Newco

Generally, a Newco Shareholder's assessable income will include any franking credits attached to dividends paid by Newco in addition to the amount of the dividends (even if any of the dividends are reinvested). Where franking credits are included in a Newco Shareholder's assessable income, the Newco Shareholder will generally be entitled to a corresponding tax offset.

To be eligible for the franking credit and tax offset, the Newco Shareholder must have held the Newco Shares at risk for at least 45 days (not including the date of acquisition or the date of disposal). This holding period rule should not apply to a Newco Shareholder if the Newco Shareholder is an individual whose tax offset entitlement (on all interests which give rise to frankable distributions, including shares and interests in shares) does not exceed $5,000 for the income year in which the franked dividend is paid.

Where the Newco Shareholder is an individual, complying superannuation entity or a registered charity (in certain circumstances), the Newco Shareholder will generally be entitled to a refund to the extent that the franking credits attached to the Newco Shareholder's dividends exceed the Newco Shareholder's tax liability for the income year.

Where the Newco Shareholder is a company, any franked dividends received will generally give rise to a franking credit in the company's franking account.

4 Disposal of Newco Shares

4.1 General

The disposal of Newco Shares by a Newco Shareholder will be a CGT event for Australian tax purposes for the Newco Shareholder. The Newco Shareholder will make:

- a capital gain if the capital proceeds for the Newco Shares are greater than the cost base of the Newco Shares; or
- a capital loss if the capital proceeds for the Newco Shares are less than the reduced cost base of the Newco Shares.

In the case of an arm's length on-market sale, the capital proceeds will generally be the cash proceeds from the sale.

Capital gains and capital losses of a Newco Shareholder in a year of income from all sources are aggregated to determine whether there is a net capital gain. Any net capital gain for the year is included in assessable income and is subject to income tax at the Newco Shareholder's marginal tax rate. Net capital losses may not be deducted against other income for income tax purposes, but may be carried forward to offset against capital gains derived in future income years.

Capital losses may only be deducted against capital gains, in the same or a later income year. Capital losses cannot be deducted against other assessable income. Specific capital loss carry forward rules apply to Newco Shareholders that are companies.

Individuals, complying superannuation entities or trustees that have held the Newco Shares for at least 12 months should be entitled to discount the amount of the capital gain (after the application of capital losses, if any). The amount of this discount is 50%

Greenwoods & Freehills

in the case of individuals and trustees and 33⅓% for complying superannuation entities. No discount is available for Newco Shareholders that are companies.

Where the Newco Shareholder is a trustee, the CGT discount may flow through to the beneficiaries in that trust, other than companies. Newco Shareholders that are trustees should seek specific advice regarding the tax consequences of distributions to beneficiaries attributable to discounted capital gains.

5 GST

No GST should be payable in respect of the transactions outlined above, including the redemption or conversion of the CULS and the acquisition of Newco Shares pursuant to the Terms of Issue. As these all involve dealings with securities, the various supplies will be input taxed (i.e. not subject to GST).

There may be an indirect GST cost for Newco Shareholders in relation to GST charged on supplies related to the transactions outlined above (e.g. legal and other adviser fees paid to obtain advice on whether to acquire CULS).

6 Tax File Numbers

Holders may notify Metcash of their Australian Tax File Number (TFN) (or Australian Business Number (ABN) if the CULS are held by the Holder in the course of carrying on an enterprise). In addition if the CULS are converted into Newco Shares former Holders may similarly notify Newco of their TFN or ABN.

If a TFN or ABN notification is not provided to the relevant company, tax will be deducted from any unfranked component of the Redemption Premium paid by Metcash and the unfranked component of dividends paid by Newco. The current rate of withholding will be 48.5% of the payment. However, Holder and Newco Shareholders are entitled to claim an income tax credit/refund (as applicable) in respect of the tax withheld in their income tax returns.

7 Disclaimer

The representatives of Greenwoods & Freehills Pty Limited involved in preparing this report are not licensed to provide financial product advice in relation to dealing in securities. Investors should consider seeking advice from a suitably qualified Australian Financial Services Licence holder before making any decision in relation to the Offer. Investors should also note that taxation is only one of the matters that need to be considered when making a decision in respect of the securities under the Offer.

Yours sincerely

GREENWOODS & FREEHILLS PTY LIMITED

Section 12

BOARD AND MANAGEMENT

12.1 Directors of Metcash

The Directors of Metcash as at the date of this Prospectus are as set out below.

Carlos S. dos Santos
CA(SA)

Position: Non-Executive Chairman of Metcash
Date of appointment: 4 May 1998
Other positions: Member of the Remuneration and Nomination Committee
History: Mr Carlos dos Santos, a Chartered Accountant, is the Chief Executive of Metoz. He has had 34 years' industry experience.

A.E. (Ted) Harris, AC
F, Inst, D, FAIM, FAICD

Position: Non-Executive Deputy Chairman of Metcash
Date of appointment: 28 March 1994
Other positions: Chairman of the Remuneration and Nomination Committee
History: Mr Ted Harris served as Managing Director and Chief Executive Officer of the Ampol Group from 1977 to 1987. He was Chairman of Australian Airlines from 1987 to 1992. Since 1987 he has served as Chairman or a Director of a number of public companies and government bodies. Currently Mr Harris is Chairman of Arena Management (Sydney Entertainment Centre), Thakral Holdings, Australian Radio Network and St. Vincent's Clinic Foundation. He is Deputy Chairman of APN News & Media and a member of the International Advisory Board of Independent News & Media PLC, Ireland. He is a former Commissioner of the ABC and former Chairman of the Australian Sports Commission and Institute of Sport from 1984 to 1994. He was a member of the Executive Board of the Sydney Olympics Bid Company. He is a Life Governor of the Melanoma Foundation.

Andrew Reitzer
B Comm MBL

Position: Chief Executive Officer of Metcash
Date of appointment: 4 May 1998
Other positions: N/A
History: Mr Andrew Reitzer has 26 years' experience in the retail/wholesale FMCG industry. He had 20 years' experience with Metoz, before joining Metcash. Previous positions at Metoz include Group Operations Director, head of operations in Russia and Israel, Marketing Director, IT Director and managing various operating divisions of Metoz. Mr Reitzer is a Director of Metoz.

Peter L. Barnes
MBA (Melbourne),
B Commerce (Hons)

Position: Non-Executive Director
Date of appointment: 12 November 1999
Other positions: Member of the Audit Risk and Compliance Committee, Member of the Remuneration and Nomination Committee
History: Mr Peter Barnes is a director of News Corporation and Ansell Limited and Chairman of Samuel Smith & Sons Pty Ltd – Yalumba Wines. Mr Barnes was formerly an executive with Philip Morris International Inc holding several senior management positions in Australia and overseas including Managing Director of Lindeman Holdings Ltd and President Asia Region based in Hong Kong. He was formerly the President of The Winemakers Federation of Australia.

Bernard J. Hale
B Th (Canada)

Position: Executive Director, Chief Information Officer
Date of appointment: 8 November 2000
Other positions: N/A
History: Mr Bernard Hale was formerly a director of Metoz of South Africa. Mr Hale has 29 years of IT industry experience, 23 of which have been within the Metoz organisation. Previous positions held in Metoz include IT Operations Director, Group IT Director, Group Operations Director (Domestic) and Corporate Group IT Director. He was appointed Chief Information Officer of Metcash on 1 December 2002. Prior to being appointed to his current role he served as a Non-Executive Director of Metcash.

Michael Jablonski

Position: Executive Director, Group Merchandise Director
Date of appointment: 4 May 1998
Other positions: N/A
History: Mr Michael Jablonski has 32 years' experience in the food industry. Previous positions include: Merchandise Executive – Foods of OK Bazaars (1984), Merchandise and Marketing Director of Score Food Holdings Ltd (1987-1991), Deputy Group Merchandise Director of Metoz (1992-1996) and Director of Distribution and Retail Development of Metoz (1996-1998). Since 1998, Mr Jablonski has been the Group Merchandise Director of Metcash and he is responsible for the Group's merchandise, supplier relationships and the income derived there from.

Edwin Jankelowitz
B Comm CA (SA)

Position: Finance Director
Date of appointment: 22 May 1998
Other positions: N/A
History: Mr Edwin Jankelowitz qualified as a Chartered Accountant in South Africa in 1966. From July 1967 to November 1979 he worked with Adcock Ingram Ltd in the Head Office where he was promoted over time to Group Company Secretary and then Finance Director. From January 1980 to March 1983 he worked as a consultant in business management and tax. From there he moved to Caxton Ltd where he worked as Finance Director, then Managing Director and Chairman for the period 1983 to 1997. He has acted as Chairman of other publicly quoted companies. Mr Jankelowitz has spent over 30 years in corporate offices of listed companies with excellent corporate governance reputations. He was a member of the Income Tax Special Court in South Africa for 20 years (1977-1997).

Lou Jardin

Position: Executive Director, CEO IGA Distribution
Date of appointment: 24 May 2002
Other positions: N/A
History: Mr Lou Jardin has extensive industry experience, including owning and operating independent supermarkets and holding senior positions within a chain store environment, as well as warehouse and distribution operations. He held a senior position with Coles Myer for 11 years before joining Metcash in 1997 as the national manager of company owned stores. In 1998, Mr Jardin moved to Queensland as the State General Manager until his current appointment to the role of CEO IGA Distribution.

Richard A. Longes
BA (Sydney), LLB (Sydney), MBA (UNSW)

Position: Non-Executive Director, Solicitor (non-practising)
Date of appointment: 4 January 2000
Other positions: Chairman of the Audit Risk and Compliance Committee
History: Mr Richard Longes has been a Director of a number of public companies and a member of various government bodies and enquiries for 20 years. He is currently Deputy Chairman of Lend Lease Corporation Limited and a Director of Boral Limited, the National Institute of Dramatic Art and Bangarra Dance Company. Mr Longes is an Executive Director of Investec Bank (Australia) Limited and was formerly a partner at Freehill Hollingdale & Page solicitors.

Dudley Rubin
CA (SA), H Dip BDP, MBA

Position: Non-Executive Director
Date of appointment: 4 May 1998
Other positions: Member of the Audit Risk and Compliance Committee
History: Mr Dudley Rubin has been Group Finance Director of Metoz since 1991, with 21 years' experience in the industry. He was originally involved with Score Food Holdings Ltd from 1979, prior to that company acquiring control of Metoz in 1991. Mr Rubin practised as a registered accountant and auditor for some 15 years after qualifying and has served on the boards of a number of listed companies.

GA DISTRIBUTION, AUSTRALIAN LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION, AUSTRALIA

Michael Wesslink
BSc (Chem. Eng.) Syd, MBA (UNSW)

Position: Executive Director, CEO Australian Liquor Marketers
Date of appointment: 24 May 2002
Other positions: N/A
History: Mr Wesslink joined ALM in March 1998. He has worked in the liquor industry for over 30 years' having previously held the Chief Executive positions of Tooheys Limited and The Swan Brewery Company Limited. More recently, Mr Wesslink worked as Managing Director of Amcor Containers Packing Asia, in managing and establishing packaging operations throughout Asia, particularly in China and Singapore.

12.2 Metcash's management

Metcash management as at the date of this Prospectus is as set out below.

Andrew Reitzer

Position: CEO of Metcash
History: Refer to Section 12.1.

Ken Bean

Position: Chief Executive, Group Logistics and Corporate Development
History: Mr Ken Bean has over 30 years' experience in the retail and wholesale industry. Previously he was General Manager of Coles Myer Logistics Pty Ltd and was also responsible for Coles Myer Asia's buying offices. Mr Bean has also held senior roles in corporate development as well as finance and administration. He also has significant industrial property development experience and currently is Chairman of the Supply Chain Advisory Board to the Logistics Association of Australia.

Peter Dubbelman

Position: CEO Campbells Cash and Carry
History: Mr Peter Dubbelman was appointed CEO of Campbells and C-Store Distribution in June 1998. He has over 20 years' experience in FMCG distribution at the wholesale level, primarily in multi-site general management and operations. Mr Dubbelman has successfully initiated major growth of the wholesale business through the establishment of an effective network of CCC (including C-Store Distribution) warehouses which service the hospitality, liquor and convenience sectors in Australia.

Bernard J. Hale

Position: Executive Director
History: Refer to Section 12.1.

Michael Jablonski

Position: Group Merchandise Director
History: Refer to Section 12.1.

Edwin Jankelowitz

Position: Finance Director
History: Refer to Section 12.1.

Lou Jardin

Position: CEO IGA Distribution
History: Refer to Section 12.1.

David Johnston

Position: Chief Human Resources Officer
History: Mr David Johnston joined Metcash in December 2001. He has had 26 years' experience in human resources with some of Australia's leading FMCG companies including Cadbury Schweppes and Simplot Australia at senior executive levels. He has designed and implemented successful programs in executive development and brought about major culture change initiatives at a national and international level.

John Randall

Position: Company Secretary
History: Mr John Randall joined Metcash in 1997, initially on a contract basis. He was previously Chief Financial Officer of Metal Manufactures Limited and Overseas Telecommunications Corporation Limited, President of the Accounting Foundation, University of Sydney, a former National President of the Group of 100, NSW President and National Board member of CPA Australia. He was also appointed as a Director of Newco in December 2004.

Michael Wesslink

Position: CEO Australian Liquor Marketers
History: Refer to Section 12.1.

12.3 Newco Board of Directors

The Directors of Newco as at the date of this Prospectus are as set out below. If the Capital Reorganisation becomes Effective, the current Metcash Board of Directors (listed above at Section 12.1) will be appointed to the Newco Board, and the Newco Directors listed below will resign.

Paul Kaplan

Position: Director
History: Mr Paul Kaplan became a director of Newco in January 2005. Mr Kaplan is a Director of Momentum Corporate Pty Limited, a boutique investment bank based in Sydney. He is a member of the Institute of Chartered Accountants in Australia. Prior to joining Momentum Corporate in 2003, he worked with Arthur Andersen and Brait Limited (a listed investment bank) as well as being a Director and Chief Operating Officer of Global Micro Solutions Pty Limited, a technology services firm.

John Randall

Position: Director
History: Mr John Randall became a Director of Newco in December 2004. For further information, refer to Section 12.2.

Mike Roche

Position: Director
History: Mr Mike Roche became a Director of Newco in December 2004. Mr Roche is a Managing Director of Deutsche Bank and Co-Head of Capital Advisory and Debt Products in Australia and New Zealand. Prior to joining Deutsche Bank in 1993, he was a Director of ANZ Capel Court and prior to this an Actuary with National Mutual. He has over 20 years of corporate finance experience.

IGA DISTRIBUTION, AUSTRALIAN LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION, AUSTRALIA

IGA DISTRIBUTION, AUSTRALIAN LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION, AUSTRALIA

IGA DISTRIBUTION, AUSTRALIAN LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION, AUSTRALIA

OR MARKETERS, CAMPBELLS CASH & CARRY, IGA ... CAMPBELLS CASH & CARRY, IGA

Section 13

RISK FACTORS

IGA DISTRIBUTION, AUSTRALIAN LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION, AUSTRALIA

Before applying for CULS, Eligible Shareholders should consider whether CULS are a suitable investment for them.

There are risks involved in an investment in CULS as well as Metcash generally and the industry in which Metcash operates, many of which are outside the control of Metcash, its Directors and Newco. These risks can be broadly categorised as risk factors that:

- Are associated with an investment in CULS;
- Affect the general economy and the stock market;
- Affect the retail and wholesale grocery market;
- Affect Newco; and
- Arise, or may arise, from the combination of Metcash and Foodland Australia if the Takeover Offer is successful.

There are also general risks associated with any investment.

The following represent the Directors' view of those risks which may be relevant to Eligible Shareholders considering the Offer. However, this should not be considered an exhaustive list. Eligible Shareholders should also familiarise themselves with information about Metcash, as lodged with ASX from time to time.

13.1 Risk factors that attach to CULS

There are a number of risks that attach to CULS including:

Market price

Metcash will apply for CULS to be listed on ASX. CULS could trade on ASX at a price below their Issue Price. The market price of CULS will fluctuate and may fall due to various factors including the value of underlying Metcash Shares, general movements in the Australian and international equity and financial markets, investor sentiment, worldwide or regional political, social and economic conditions, interest rates, inflation, fiscal, monetary and regulatory policies, mortgage rates, foreign exchange rates, the labour market environment and oil prices.

Liquidity

The market for CULS may be less liquid than the market on ASX for Metcash Shares. Holders who wish to sell their CULS may be unable to do so at an acceptable price, or at all, if insufficient liquidity exists in the market for CULS.

CULS may convert into Newco Shares. The market for Newco Shares may be less liquid than the market on ASX for Metcash Shares. Holders who wish to sell their Newco Shares may be unable to do so at an acceptable price, or at all, if insufficient liquidity exists in the market for Newco Shares.

Conversion and redemption risk

There is a risk none of the CULS will be converted into Newco Shares. This will occur if the Capital Reorganisation does not become Effective. If the Capital Reorganisation becomes Effective, there is a risk that only 50% of the CULS issued will be converted into Newco Shares. Of the remaining 50% of CULS issued, none, some or all may, at Metcash's election, be converted into Newco Shares.

Metcash's election in respect of any remaining CULS issued may not coincide with a Holder's individual preference and may be disadvantageous to Holders in light of market conditions or a Holder's individual circumstances at that time.

In addition, the potential value of what Holders receive for their CULS may differ depending, among other things, on whether they are redeemed or converted. In particular, the value of Newco Shares issued on conversion of CULS may be more or less than the Issue Price.

Further, in certain circumstances, Metcash may, at its election, elect to postpone by three months the date at which it must convert or redeem the remaining 50% of CULS issued. This may be more or less disadvantageous to Holders in light of market conditions or a Holder's individual circumstances at that time.

OR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA

Any CULS which are not converted into Newco Shares will be redeemed at their Issue Price plus the applicable Redemption Premium. The Redemption Premium may or may not represent an appropriate return to Holders, in light of the period of time for which the CULS were on issue and comparable returns in the market.

Deferred settlement trading

If CULS are to be converted, for a short period prior to the relevant Conversion Date, trading in "pre-conversion" CULS may be suspended and trading in the "post conversion" CULS (i.e. CULS other than those that are to be converted on the Conversion Date) and the Newco Shares to be issued on conversion may commence on a deferred settlement basis. In these circumstances, it is your responsibility to determine your allocation of "post-conversion" CULS and Newco Shares before trading, to avoid the risk of selling securities you do not own. If you sell these securities before receiving confirmation of your allocation, you will do so at your own risk.

Ranking

The ranking of CULS differs depending on whether the Capital Reorganisation is Effective:

- Prior to the Metcash Share Scheme becoming Effective, CULS will rank equally with all other unsecured creditors.
- If the Metcash Share Scheme becomes Effective, CULS will convert into Newco Shares in accordance with the Terms of Issue. Newco Shares issued on conversion will rank behind all creditors of Newco and holders of preference shares in Newco.
- If the Metcash Share Scheme becomes Effective, on a Winding Up, Metcash is required to convert all of the remaining CULS that have not been converted into Newco Shares, which will rank behind all creditors and holders of preference shares in Newco. If Newco Shares are not able to be issued in these circumstances, the CULS will not be converted and will be subordinated to the claims of all creditors of Metcash, other than those who are expressed by their terms to rank equally with or behind the CULS.

In the event of a shortfall of funds on a Winding Up, there is a risk that Holders will not receive a full return of the Issue Price nor any applicable Redemption Premium.

Taxation treatment

There is a risk that the taxation consequences on redemption of CULS may be adverse for a Holder. A general outline of the taxation consequences for Australian residents of investing in CULS is set out in Section 11. This discussion is in general terms and is not intended to provide specific advice regarding the circumstances of any particular investor. Accordingly, Eligible Shareholders should seek independent advice in relation to their own individual taxation position before deciding to invest in CULS.

13.2 Risk factors that affect the general economy and the stock market

General economic conditions such as interest rates, inflation, mortgage rates, foreign exchange rates, the labour market environment and oil prices may all have an adverse effect on the businesses of Metcash and Newco, the financial performance and position of Metcash and Newco, and the price at which CULS, Metcash Shares and Newco Shares trade on ASX.

Changes in economic conditions as a result of, but not limited to, war, civil unrest or terrorist activities, anywhere in the world may affect demand for the goods and services sold or provided by Metcash and Newco which may in turn have an adverse effect on Metcash's and Newco's financial performance and position, and the price at which CULS, Metcash Shares and Newco Shares trade on ASX.

The price at which CULS or Newco Shares trade on ASX may be determined by a range of factors including movements in international and local stock markets, recommendations by brokers, inflation, interest rates, general economic conditions, changes in government, fiscal, monetary and regulatory policies. In the future, these factors may have an adverse effect on the businesses of Metcash or Newco, the financial performance and position of Metcash and Newco, and the price at which CULS, Metcash Shares and Newco Shares trade on ASX.

GA DISTRIBUTION, AUSTRALIAN LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION, AUSTRALIA

13.3 Risk factors that affect the grocery retail and wholesale market

Holders will also be subject to risks associated with Metcash's and Newco's underlying business and its industry including:

Competitive risks

The Australian retail grocery market has become increasingly competitive in recent years, as Woolworths and Coles Myer have, through acquisitions and organic growth, attained a significant combined market share. As competition increases, which for example may be initiated through aggressive pricing strategies, there is a risk that Metcash's customers' operating and financial performance may be affected. This would potentially have a material adverse effect on Metcash's or Newco's financial performance and position.

Competitive risks that may negatively impact Metcash's or Newco's financial performance include:

Sale of independent stores to major chains

A risk exists that independent retailers, currently supplied by either Metcash or Foodland Australia (assuming the Takeover Offer is successful), sell their businesses to the major grocery chains (Woolworths or Coles Myer). Should this occur, Metcash or Newco is likely to experience a decline in sales and profits.

Loss of key customers

Key customers currently supplied by either Metcash or Foodland may be acquired or may decide to change suppliers, resulting in a loss of those customers and their business to Metcash or Newco. Recent examples of key customers terminating their supply arrangements include Australian Leisure and Hospitality Group (ALH), which was acquired by Woolworths, and Franklins, which is intending to establish its own distribution operations. Should further customer supply arrangements be terminated, a decline in Metcash's or Newco's sales and profits is likely to occur.

Dispute with former customer

Following termination of the Franklins contract in January 2005, Franklins has alleged that Metcash owes it various sums in respect of the supply contract. It has commenced proceedings seeking as yet unquantified damages in respect of certain of the alleged claims, and sought access to certain Metcash records on the basis that these are required to allow Franklins to quantify them. Metcash does not consider that Franklins has any valid claim against it and has consented to orders permitting inspection of the Metcash records by Franklins' legal advisers and accountants on a confidential basis. Should Franklins proceed with any of these alleged claims, they will be vigorously defended by Metcash.

Entry of new wholesalers to the market

The Australian grocery market is very competitive but the possibility exists that a new wholesaler may enter the market. For example, a foreign wholesaler may decide to enter the Australian market or one of the major retailers may decide to establish a wholesaling operation. Should this occur, Metcash or Newco may lose market share to the new entrant(s) and this would negatively impact on Metcash's or Newco's sales and profits.

It should be noted that barriers to entry differ between the various markets in which Metcash businesses competes. For example, barriers to entry in the confectionery and convenience sector served by Campbells Cash & Carry (CCC) are relatively low, whilst barriers to entry to the grocery wholesaling market in which IGA operates are high, with entrants requiring significant scale in order to provide a competitive offering.

Other risks

□ Health concerns

A significant proportion of Metcash's sales are food products. A real or perceived health risk associated with any type of food group (e.g. meat or seafood products) could negatively impact sales of that product and Metcash's and Newco's sales and profits.

□ Damage to infrastructure

Loss or destruction of utilities and infrastructure such as power, warehouses, communications and transportation may prevent Metcash or Newco from carrying on its business in the normal manner and may therefore have a negative impact on Metcash's or Newco's sales and profits.

- **Dependence on suppliers**

Metcash's business relies on the ongoing supply of products from a wide range of suppliers. Natural disasters such as earthquakes, fire and floods as well as industrial factors can result in interruptions to Metcash's sources of supply and may consequently have an adverse effect on Metcash's business.

- **Scarcity of supply**

Scarcity of certain products may result in higher prices being demanded for those products. In particular the supply of agriculturally based products can be impacted by factors such as drought, flood and other natural disasters. Consumers may not be willing to pay these higher prices and this may negatively impact demand by Metcash customers for these products and Metcash's and Newco's sales and profits.

- **Labour relations**

Metcash has not experienced any significant labour disputes or work stoppages in recent years and Metcash believes it has satisfactory relationships with relevant unions. However, a work stoppage due to failure to renegotiate an enterprise bargaining agreement or otherwise, could have a material adverse impact on Metcash's and Newco's sales and profits.

- **Acquisitions**

Metcash has in recent years acquired a number of businesses, and intends to grow its underlying businesses by acquisition where appropriate. If Metcash is unable to integrate businesses successfully and realise anticipated economic, operational and other benefits in a timely manner, its sales and profitability may be impacted. In addition, the failure to integrate acquired businesses successfully may divert management's attention from its existing business operations.

13.4 Specific risk factors that affect Newco

If the Capital Reorganisation becomes Effective, at least 50% of the CULS (and potentially up to 100% of CULS at Metcash's election) will convert into Newco Shares. There are a number of risks attached to Newco and the transaction structure including:

Changes in stock market rating of Newco Shares

There is a risk that the stock market rating of Newco Shares may change, relative to other quoted securities. Any such change may result from either the Capital Reorganisation or the Takeover Offer or from other matters affected by market sentiment either generally or in relation to the retail or wholesale grocery market in Australia. Changes to the stock market rating may affect the demand for, and price of, Newco securities.

Risk of not gaining inclusion in the S&P/ASX 100 index

Metcash is not currently included in the S&P/ASX 100 index. Whilst Newco expects to qualify for inclusion in the S&P/ASX 100 index on completion of the Capital Reorganisation and the Takeover Offer (if successful), this is ultimately a decision for S&P and there can be no assurance that Newco will be included in this index.

Capital Reorganisation risk

The Capital Reorganisation will involve the acquisition of the entire issued capital of Metoz Holdings.

Under the Metoz Scheme, Newco is acquiring Metoz's Shares. Newco has undertaken legal, tax and accounting due diligence on the Metoz business, and identified certain risks. In particular, in October 2004, Metoz sold its South African and Far and Middle East assets to a Consortium. The sale agreement contained a number of warranties given by Metoz concerning the operations being sold. However, no limitations were included in the agreement with regard to the amounts which can be claimed for a breach of warranty or the period within which any claims for breach of warranty can be brought. Metoz has received a letter from the Consortium, as at 19 January 2005, confirming that no issues have arisen since the purchase and the Consortium is not aware of any facts or circumstances which may give rise to any claims in terms of such warranties.

There is also a risk that unexpected liabilities or issues and complications may exist in Metoz or may arise during the process of integration. The structure under which Metoz is being acquired means that Newco will not have the protection of warranties or indemnities against such unanticipated risks.

IGA DISTRIBUTION, AUSTRALIAN LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION, AUSTRALI

Increased financial risk

Metcash intends to incur indebtedness to finance the acquisition of Metoz and Foodland Australia. Metcash's ability to satisfy financial obligations under its indebtedness will depend on Metcash's or Newco's performance which is subject to prevailing economic, business and other factors, many of which are beyond Metcash's control. Whilst the Directors consider that the gearing of Metcash is currently too low, higher gearing could increase Shareholders' financial risk and exposure to changes in interest rates, although the increased risk is expected to be mitigated by interest rate hedging. In time, this exposure may generate increased volatility in the Metcash Shares or Newco Shares.

Risk associated with the funding structure

The funding for the Capital Reorganisation is fully underwritten. However the underwriting agreements for each source of funding contain standard terms and conditions associated with underwriting these types of financial instruments. These include conditions to the underwriting and various events that can lead to the termination of the underwriting agreement. A summary of the conditions and termination events relating to the Underwriting Agreement is set out in Section 14.

As at the date of this Prospectus, Metcash was not aware of any reason why the above conditions will not be satisfied as required under the funding arrangements. Whilst not anticipated to occur, if the funding for the Capital Reorganisation fails (e.g. due to failure to fulfil one of the conditions to draw down under the Syndicated Facility or the termination of the CULS underwriting agreement or CUPS subscription agreement), Metcash will be unable to proceed with the Capital Reorganisation and the CULS will be redeemed.

Section 14

ADDITIONAL INFORMATION

IGA DISTRIBUTION, AUSTRALIAN LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION, AUSTRALIA

A number of other matters have not been discussed in detail elsewhere in this Prospectus. These include a summary of other important documents, the availability of relevant documents for inspection, the consents of experts whose statements have been included in this Prospectus, the disclosure of Directors' interests, and the concessions that regulators have granted to Metcash in respect of the Offer.

You should read this Section carefully before making a decision to invest in CULS.

14.1 Regular reporting and disclosure requirements

Metcash is a "disclosing entity" for the purposes of Part 1.2A of the Corporations Act. As a disclosing entity, it is subject to regular reporting and disclosure obligations. Broadly, these obligations require:

- The preparation of both yearly and half yearly financial statements, a report on the operations of Metcash during the relevant accounting period together with an audit or review report thereon by Metcash's auditor; and
- Metcash to immediately notify ASX of any information concerning Metcash of which it becomes aware, that is not generally available, and that a reasonable person would expect, if it were generally available, to have a material effect on the price or value of its securities, subject to certain exceptions.

Copies of documents lodged by Metcash with ASIC may be obtained from, or inspected at, the offices of ASIC.

Metcash will provide a copy of each of the following documents, free of charge, to any person on request during the Offer period in relation to this Prospectus:

- Metcash's annual financial report for the year ended 30 April 2004, including the audit report from Ernst & Young dated 21 July 2004 (being the annual report most recently lodged with ASIC by Metcash before lodgement of the copy of this Prospectus with ASIC);
- Metcash's half year financial report for the six months ended 31 October 2004, including the review report from Ernst & Young dated 25 November 2004 (being the half year report most recently lodged with ASIC by Metcash after lodgement of the annual financial report referred to above and before lodgement of the copy of this Prospectus with ASIC);
- Any continuous disclosure notices given by Metcash to ASX after lodgement of the annual financial report referred to above and before lodgement of the copy of this Prospectus with ASIC;
- The Trust Deed;
- The Newco Constitution; and
- The Scheme Booklet.

All requests for copies of the above documents should be addressed to:

The Company Secretary
Metcash Trading Limited
4 Newington Road
Silverwater
Sydney New South Wales 2128

The above information can also be obtained from Metcash's website at www.metcash.com or by calling the Metcash CULS Offer InfoLine on 1300 724 363 in Australia and +61 2 9240 7470 from outside Australia.

14.2 Metcash's issued securities

14.2.1 Metcash Shares

Metcash's issued capital as at 8 February 2005 comprises 737,718,758 fully paid ordinary shares. This includes the ordinary shares issued under the share purchase plan (SPP) offered by Metcash to its shareholders in December 2004 to January 2005 providing them with the opportunity to subscribe for up to 1,660 Metcash Shares per shareholder at $3.00 per Metcash Share. Under the SPP, Metcash issued approximately 6.97 million Metcash Shares and raised total funds of approximately $21 million.

OR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA

Metcash's significant Shareholders and broad register composition as at 8 February 2005 are set out below.

Name	Number of Metcash Shares held	Approximate % of issued Metcash Shares held
Soetensteeg 2-61 Exploitatiemaatschappij BV (a wholly-owned subsidiary of Metoz)	385,332,000	52%
Lazard Asset Management	45,509,424	6%
Perennial Group	42,997,785	6%
Sub total	473,839,209	64%
Other shareholders	263,879,549	36%
Total	**737,718,758**	**100%**

14.2.2 Optionholders

As at 8 February 2005, the number of Metcash Options outstanding was 15,456,030 or 2.1% of issued capital. Details of the Optionholders holding more than 5% of the Metcash Options are set out below.

Optionholder Name	Numbers of Metcash Options held	Approximate % of Metcash Options outstanding
Mr Michael R. Jablonski	850,000	5%
Mr Edwin M. Jankelowitz	850,000	5%
Mr Bernard J. Hale	850,000	5%

14.3 Rights and liabilities attaching to CULS

The rights and liabilities attaching to CULS are set out in the Terms of Issue and the Trust Deed. The Terms of Issue are set out in full in Appendix 1. The Trust Deed is summarised in Section 14.5.

14.4 Rights and liabilities attaching to Newco Shares

Any Newco Shares resulting from or issued on conversion of CULS will rank equally with existing Newco Shares then on issue. The rights and liabilities attaching to Newco Shares are set out in the Newco Constitution and are regulated by the Corporations Act and the general law. Upon the admission of Newco to the official list of ASX, these rights and liabilities will also be regulated by the ASX Listing Rules and the ASTC Settlement Rules. The Newco Constitution was adopted on 21 January 2005.

The following is a summary of the more important rights and liabilities attaching to Newco Shares. This summary is not exhaustive nor does it constitute a definitive statement of the rights and liabilities of Newco Shareholders. A copy of the Newco Constitution is available on request as set out in Section 14.1.

Share capital

Subject to the Newco Constitution, the Corporations Act and ASX Listing Rules, the Directors of Newco may issue or cancel Newco Shares (including preference shares), or grant options over unissued Newco Shares.

Transfer of Newco Shares

Subject to the Newco Constitution and to the rights or restrictions attached to any shares or class of shares, a member may transfer any or all of their Newco Shares by a proper ASTC transfer or an instrument in writing in any usual form or in any other form that the Directors of Newco approve.

The transferor remains the holder of the Newco Shares transferred until the transfer is effected in accordance with the ASTC Settlement Rules or the name of the transferee is entered in the register of members in respect of the Newco Shares.

The Directors of Newco may decline to register a transfer where the transfer is not in registrable form or the refusal to register is permitted under the ASX Listing Rules.

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Voting

Subject to the Newco Constitution, at a general meeting, each Newco Shareholder entitled to vote may attend and vote in person or by proxy, attorney or (where a member is a body corporate) by representative.

A resolution put to the vote of a general meeting must be decided on a show of hands unless a poll is demanded. Subject to the Newco Constitution, on a show of hands, every Newco Shareholder present in person or by proxy, attorney or representative has one vote. Subject to the Newco Constitution, on a poll, every Newco Shareholder voting in person or by proxy, attorney or representative has one vote for each fully paid Newco Share held by them.

Dividends

Subject to the Corporations Act, the Directors of Newco may pay any interim and final dividends, without confirmation by a general meeting as, in their judgement, the financial position of Newco justifies.

Capitalisation of profits

Subject to any rights or restrictions attached to any shares or class of shares, the Directors of Newco may capitalise any amount and distribute it among such of the members as would be entitled to receive dividends and in the same proportions.

Winding up

Subject to the Newco Constitution and to the rights or restrictions attached to any shares or a class of shares, if Newco is wound up and the property of Newco is sufficient to pay all debts, liabilities and costs of winding up, the excess must be divided among the Newco Shareholders in proportion to the number of Newco Shares held by them.

If Newco is wound up, the liquidator may, with the sanction of a special resolution divide the whole or any part of the property of Newco among the members and determine how the division is to be carried out as between the members.

Alteration of capital

Subject to the Corporations Act, Newco may, by resolution, alter the company's share capital. The Directors of Newco may determine any distribution paid on a return of capital including a distribution of specific assets. If Newco distributes to its members securities in another body corporate, each member agrees to become a member of that other body corporate.

Variation of rights

Newco may only modify or vary the rights attaching to any class of shares with the prior approval of a special resolution of the holders of shares in that class at a meeting of those holders, or with the written consent of the holders, of at least 75% of the issued shares of that class.

Variation of the Newco Constitution

The Newco Constitution can only be varied by a special resolution passed by at least 75% of Newco Shareholders present and voting at a general meeting.

14.5 Overview of Trust Deed

The Trust Deed and the Corporations Act govern the terms and conditions of CULS and the obligations of Metcash and the Trustee in respect of CULS. The benefit of the Trust Deed is held on trust by the Trustee for Holders, including the right to any repayment or other duties of Metcash under the Trust Deed. All Holders are bound by the terms of the Trust Deed.

The Trust Deed is a complex and lengthy document. It has not been reproduced in this Prospectus. The Trust Deed has been lodged with ASIC and is incorporated by reference into this Prospectus. A summary of some important provisions of the Trust Deed is set out below and the Terms of Issue which form a schedule to the Trust Deed are set out in Appendix 1. A copy of the Trust Deed is available on request as set out in Section 14.1.

The Trust Deed contains provisions dealing with, among others, the following matters:

- The power of Metcash to issue CULS in accordance with the Terms of Issue;
- The rights and obligations of Holders in relation to the Trustee including that they will be bound by the Trust Deed and the actions of the Trustee properly done or not done and that they have made their own appraisal of Metcash and CULS and not relied on any representation by the Trustee in relation to CULS;

- How money which is due to Holders is dealt with if for any reason is unable to be paid (other than as a result of the financial circumstances of Metcash) including that interest will not be paid to Holders on any amounts held by Metcash in these circumstances;
- The Trustee must proceed against Metcash to enforce any rights or remedies under the Trust Deed where:
  - It has been requested to do so by Holders holding at least 25% by number of CULS or it is directed to do so by a resolution of Holders properly passed at a meeting of Holders;
  - It is indemnified to its satisfaction against all costs which it might incur in connection with the enforcement; and
  - If the Trustee fails to proceed (as set out above) against Metcash within a reasonable period and this failure is continuing, the Holder is entitled to, upon giving an indemnity satisfactory to the Trustee, proceed directly against Metcash to enforce any rights and remedies under the Trust Deed (but only in the name of the Trustee);
- Metcash's covenants with the Trustee including covenants relating to the payment of the principal on CULS, compliance with the Trust Deed, Terms of Issue, Corporations Act, notification of certain events (including breaches of the Trust Deed and Events of Default) and provision of certain information (including semi-annual and annual reports, releases made to ASX and notices given to Holders);
- A direction by the Trustee to Metcash to pay amounts in relation to CULS directly to Holders other than in specified circumstances;
- The powers, duties and discretions of the Trustee, including:
  - Powers to carry out its duties under the Trust Deed and Corporations Act; and
  - Discretion to, among other things, delegate, obtain and rely on expert advice, make determinations between the Trustee and Holders about questions and matters of doubt arising in relation to the Trust Deed and waive breaches by Metcash;
- The circumstances in which the Trustee is taken to be aware of an Event of Default or other breach of the Trust Deed;
- Representations and warranties of the Trustee and Metcash as to their status and power to perform obligations under the Trust Deed;
- The payment of fees by Metcash to the Trustee and reimbursement of expenses for performance of its duties under the Trust Deed;
- The limitation on the liability of the Trustee in certain respects, including:
  - The Trustee is not liable to any person in any capacity other than as Trustee except to the extent arising from the Trustee having committed fraud, being negligent, or having committed a breach of trust;
  - Liabilities owed to Holders arising under or in connection with the Trust Deed are limited to the extent the Trustee is actually indemnified out of the property held by it; and
  - The Trustee is not liable to any person for loss caused by its acts or omissions in accordance with the terms of the Trust Deed in reliance on certain information;
- An indemnity given by Metcash to the Trustee in respect of costs, liabilities and expenses incurred by it in relation to the Trust Deed;
- Retirement, removal and appointment of a replacement trustee, including notice requirements, the circumstances in which the Trustee must retire and when Metcash may remove the Trustee;
- The date for termination of the Trust Deed and the procedures for disposing of assets as a result of termination;
- Procedures and requirements for meetings of Holders;
- Establishment and maintenance of a register of Holders by Metcash;
- Procedures and requirements for transferring CULS; and
- Procedures and approvals required to amend the Trust Deed and the Terms of Issue.

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14.6 Summary of the Underwriting Agreement

Under the Underwriting Agreement, between Metcash and Deutsche Bank (the Underwriter), the Underwriter agrees to underwrite the Offer up to the amount of $745,885,304, at a price of $2.54 per CULS. The Underwriter agrees to underwrite by either procuring subscribers for CULS or purchasing CULS itself.

Pre-conditions

The obligations of the Underwriter under the Underwriting Agreement in relation to the Retail Offer are conditional on:

- In relation to the Institutional Offer, Metcash opening (or having the Underwriter or its registry open) the lists for receipt of Acceptance Forms by the Institutional Offer opening date and in relation to the Retail Offer, Metcash opening (or having its registry open) the lists for receipt of Acceptance Forms by the date agreed for the Retail Offer to open; and
- Metcash delivering a certificate to the Underwriter confirming that except as notified to the Underwriter before the date of giving the certificate, to the best of Metcash's knowledge, information and belief, no termination event has occurred and each of the warranties given under the agreement is true and correct and not misleading in any way, in relation to the Retail Offer, by 5.00pm on the Business Day before the date agreed for the Retail Offer to open, and in relation to the Institutional Offer, 10.00am on the Institutional Offer opening date.

Commission and expenses

Metcash has agreed to pay the Underwriter a commission of 2.0% of the underwritten amount immediately upon the issue of CULS under the Offer and to reimburse the Underwriter for all reasonable legal fees and expenses, all other costs and expenses of and incidental to the Offer (including advertising and promotion costs), any transaction taxes and any reasonable out-of-pocket expenses incurred by it in connection with the Offer.

The Underwriter is responsible for the payment of all sub-underwriting fees, handling fees, brokerage and other charges incurred by it to procure application for CULS.

Termination events

If any of the pre-conditions are not satisfied by the relevant date specified in the Underwriting Agreement, the Underwriter may immediately terminate its underwriting obligations.

The Underwriter may also terminate its underwriting liability under the Underwriting Agreement, if any of the following events occur before the settlement date of the Offer:

1. (ASX indices fall) the All Ordinaries Index is at a level which is lower than or equal to the level which is 12.5% below its level as at the close of business on the Business Day immediately preceding the date of the Underwriting Agreement:
    - During any period of three consecutive Business Days;
    - During any one of the two Business Days immediately preceding the date that the institutional component of the Offer opens;
    - During any one of the two Business Days immediately preceding the payment date for the institutional component of the Offer; or
    - During any one of the two Business Days immediately preceding the settlement date of the Offer;
2. (change in law) there is introduced into the parliament of the Commonwealth of Australia, any State or Territory of Australia, a new law, or the Government of Australia or any State or Territory of Australia, announces prospective legislation or policy, or ASIC, its delegates, or the Reserve Bank of Australia, adopts any regulation or policy, which:
    - Does or is likely to prohibit, restrict or regulate the Offer; or
    - Materially reduces the level or likely level of valid Applications.

    Other than any such law, announcement or policy which is announced before the date of the Underwriting Agreement;

3. (breach of significant contracts) without the prior consent of the Underwriter (such consent not to be unreasonably withheld or delayed), a significant or material contract referred to in the CULS Prospectus is breached by Metcash or a related body corporate, terminated, altered or amended, or found to be void or voidable;
4. (listing) ASX makes an official statement that ASX approval will not be given for listing of the CULS, or such approval has not been given by the Closing Date;
5. (default) Metcash is in default under the Underwriting Agreement or breaches in any respect any warranty or covenant in the Underwriting Agreement, and the default or breach is incapable of remedy or is not remedied within five Business Days after it occurs;
6. (failure to comply) Metcash or a related body corporate (other than Metoz) fails to comply in a material way with a clause of its constitution, a statute, the Listing Rules, any policy or guidelines of ASIC or any other requirement of ASIC, order or request made by or on behalf of ASIC or any Governmental Agency or any material agreement entered into by it;
7. (capital structure) Metcash or a related body corporate (other than Metoz) alters its capital structure without the prior written consent of the Underwriter other than:
   - As contemplated in the proposed transactions as at the date of the Underwriting Agreement;
   - As a result of an increase in the scrip consideration alternative being offered under the Takeover Offer;
   - Under an existing employee share plan; or
   - Under a dividend reinvestment plan;
8. (constitution altered) without the prior written consent of the Underwriter (which must not be unreasonably withheld) and subject to the proposed transactions, Metcash or a related body corporate (other than Metoz) amends its constitution;
9. (financial assistance) without the prior written consent of the Underwriter and subject to the proposed transactions, Metcash or a related body corporate (other than Metoz) seeks shareholder approval under s260B of the Corporations Act;
10. (business) without the prior written consent of the Underwriter and subject to the proposed transactions, Metcash or a related body corporate:
    - Disposes or agrees to dispose of (the whole of or a substantial part of) its business or property unless:
      - In the reasonable opinion of the Underwriter, the disposal or acquisition does not have or is not likely to have a material adverse effect on Metcash; or
      - The disposal or acquisition is in the ordinary course of business and, in the case of a disposal, is for full market consideration,
    - Or it ceases or threatens to cease to carry on business;
11. (hostilities) there is an outbreak of hostilities (whether or not war has been declared) not presently existing, a major escalation in existing hostilities, declaration of a national emergency, or the perpetration of a major terrorist act;
12. (adverse change) subject to the proposed transactions, an adverse change occurs (or becomes known) after lodgement of the Prospectus in the assets, liabilities, financial position or performance, profits, losses or prospects of Metcash including any adverse change in the assets, liabilities, financial position or performance, profits, losses or prospects of Metcash from those respectively disclosed in the Prospectus;
13. (Prospectus) without limiting any other termination event, the Prospectus contains a material omission, contains a materially misleading or deceptive statement or a statement that becomes materially misleading or deceptive, or the Prospectus does not comply with section 710(1) of the Corporations Act, or a matter referred to in section 719 of the Corporations Act occurs in respect of the Prospectus;
14. (Corporations Act) without limiting any other termination event, in relation to the Corporations Act and the Prospectus:
    - ASIC applies for a order under section 1324B in relation to this Prospectus and it is not withdrawn or dismissed before the Closing Date;
    - A person gives a notice under section 730 in relation to this Prospectus;

- ASIC gives notice of intention to hold a hearing in relation to the Prospectus under section 739(2) or makes an interim order under section 739 (other than an order which does not become public and is withdrawn within three Business Days); or
- Any person, other than the Underwriter, withdraws its consent to being named in the Prospectus;

15. (supplementary prospectus) the Underwriter reasonably forms the view that a supplementary or replacement prospectus must be lodged with ASIC under section 719 of the Corporations Act and Metcash does not lodge this document in the form, content or time reasonably required by the Underwriter;
16. (management and Directors) a Director (or if that person is not a Director, the Chief Executive Officer, Chief Financial Officer or Chief Operating Officer) of Metcash or a related body corporate is charged with an indictable offence in relation to a corporate or financial matter;
17. (insolvency event) any insolvency event occurs in relation to Metcash or a related body corporate;
18. (charge) subject to the proposed transactions, Metcash or a related body corporate (other than Metoz) charges or agrees to charge the whole or a substantial part of its business or property;
19. (ASX Listing Rules) Metcash commits a material breach of the ASX Listing Rules;
20. (banking moratorium) a general moratorium on commercial banking activities is declared, or there is a material disruption in commercial banking or security settlement or clearance services, in Australia, the United States or the United Kingdom; or
21. (ASX trading) trading in all securities quoted or listed on ASX is suspended or limited in a material respect for three consecutive trading days or substantially all of such trading day.

In respect of the events set out in 3, 5, 6 to 19 inclusive, the Underwriter can only exercise its right of termination if the Underwriter determines (reasonably and in good faith) that the event has or would have had a material adverse effect on the Offer or could create a potential material liability for the Underwriter under the Corporations Act.

If the Underwriter is entitled to terminate the Underwriting Agreement prior to the Institutional Offer opening date, it must first give notice to Metcash. Metcash and the Underwriter must negotiate in good faith and seek to agree a new Issue Price and, failing such agreement, may exercise its right to terminate.

Warranties, covenants and indemnities

Metcash gives the Underwriter certain customary representations and warranties concerning, amongst other things, the content of the Prospectus relating to the Offer complying with the Corporations Act and the Listing Rules. Metcash also gives certain covenants to the Underwriter with regard to the conduct of its business during the Offer period for the CULS. In particular, Metcash must not draw down under the Syndicated Facility until the earlier of the redemption of the CULS in accordance with the CULS Terms of Issue, the Metcash Share Scheme becoming Effective or the Takeover Offer becoming unconditional.

Indemnity

Metcash agrees to indemnify the Underwriter, its directors, officers, employees or advisers against all losses suffered by such parties arising (directly or indirectly) from the Offer except where such losses were incurred as a result of the fraud, recklessness, wilful misconduct or negligence of such indemnified parties or any penalty which an indemnified party is required to pay for any contravention of the Corporations Act.

Indemnifiable losses do not include loss or damage suffered simply as a result of the Underwriter being required to perform its obligations under the Underwriting Agreement or being required to compensate Metcash for a breach by the Underwriter of its obligations under the Underwriting Agreement.

14.7 Interests of Directors of Metcash and Newco

The Directors of Metcash are named below. Each of the Directors' interests in Metcash Shares and Metcash Options, as at the date of this Prospectus, are set out in the table below.

Name of Director of Metcash	Number of Metcash Shares held	Number of Metcash Options held
Mr Carlos S. dos Santos	0	0
Mr A.E. (Ted) Harris, AC	344,980	0
Mr Andrew Reitzer	1,820,000	680,000
Mr Michael R. Jablonski	0	850,000
Mr Edwin M. Jankelowitz	600,000	850,000
Mr V. Dudley Rubin	0	0
Mr Peter L. Barnes	125,000	0
Mr Richard A. Longes	100,000	0
Mr Bernard J. Hale	0	850,000
Mr Joao Louis S. Jardin	0	520,000
Mr Michael Wesslink	145,000	540,000

No Director of Metcash as at the date of this Prospectus holds a beneficial interest in any other Metcash Shares or Metcash Options.

It is proposed that all Directors of Metcash will, following the transfer of Metcash Shares to Newco under the Metcash Share Scheme, be appointed as Directors of Newco on a basis of remuneration equivalent to their existing arrangements with Metcash. Each Director of Metcash has agreed to waive all payments or other benefits otherwise payable or due to him as compensation for loss of, or as consideration for or in connection with his retirement from office in Metcash or its related bodies corporate as a result of the Schemes becoming Effective. Accordingly, no such payments or benefits will be made or given.

The Directors of Newco are named below.

Each of the Newco Directors' interest in Metcash Shares and Metcash Options are set out in the table below.

Name of Director of Newco	Number of Metcash Shares held	Number of Metcash Options held
Mr John Randall	243,320	80,000
Mr Michael Roche	5,000	0
Mr Paul Kaplan	0	0

Directors and their related parties will be entitled to participate in the Offer.

Other than as set out in this Prospectus, no Director of Metcash holds at the time of lodgement of this Prospectus with ASIC, or has held in the two years before lodgement of this Prospectus with ASIC, an interest in:

- The formation or promotion of Metcash;
- Any property acquired or proposed to be acquired by Metcash in connection with its formation or promotion or with the Offer; or
- The Offer.

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Other than as set out in this Prospectus, no one has paid or agreed to pay any amount to any Director or proposed Director of Metcash, and no one has given or agreed to give to any Director of Metcash or proposed Director any benefit:

- To induce them to become, or qualify them as, a director; or
- For services provided by a Director or a proposed Director of Metcash in connection with the formation or promotion of Metcash or with the Offer.

14.8 Interests of advisers and experts

Freehills has acted as legal advisers to Metcash in relation to the Offer and advised Metcash generally in relation to the quotation of CULS and has also performed work in relation to due diligence enquiries. Freehills is entitled to be paid approximately $450,000 in fees and charges for legal services rendered to Metcash up to the date of this Prospectus. Further amounts may be paid to Freehills in accordance with its normal time-based charges.

PricewaterhouseCoopers Securities Limited is entitled to be paid approximately $100,000 in fees and charges for services rendered to Metcash as Independent Accountant up to the date of this Prospectus in connection with the Offer.

Greenwood & Freehills is entitled to be paid approximately $26,400 in fees and charges for taxation advice provided to Metcash up to the date of this Prospectus in connection with the Offer.

Deutsche Bank has acted as Lead Manager and Underwriter of the Offer. Deutsche Bank is entitled to receive the fees and commissions described in the summary of the Underwriting Agreement (see Section 14.5).

Other than as set out in this Prospectus:

- No person named in this Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus; and
- No promoter or underwriter of the Offer or financial services licensee named in this Prospectus as a financial services licensee involved in the Offer,

holds as at the date of this Prospectus, or has held in the two years before that date, an interest in:

- The formation or promotion of Metcash or Newco;
- Any property acquired or proposed to be acquired by Newco or Metcash in connection with its formation or promotion or with the Offer; or
- The Offer,

or has been paid or agreed to be paid any amount, no benefit has been given or agreed to be given to any such persons, in connection with the formation or promotion of Metcash, Newco or the Offer.

14.9 International institutional selling restrictions

The following international selling restrictions relate to the sale of CULS pursuant to the Institutional Offer, the Institutional Bookbuild and the Retail Bookbuild.

New Zealand

In making the offer to Eligible Retail Shareholders in New Zealand, Metcash is relying on the Securities Act (Australian Issuers) Exemption Notice 2002 (NZ), by virtue of which this Prospectus is not required to be registered in New Zealand.

UK

This Offer does not constitute an offer to the public in the United Kingdom for the purposes of the Public Offers of Securities Regulations 1995. In addition, the Offer and the distribution of this Prospectus in the United Kingdom are each made only to persons in circumstances where that will not constitute the communication of an invitation or inducement to engage in investment activity for the purposes of Section 21 of the Financial Services and Markets Act 2000 (FSMA) as a result of the exemptions contained in the FSMA (Financial Promotion) Order 2001 (Exempted Persons).

If you are in doubt about the contents of this Prospectus, you should consult a person authorised by the Financial Services Authority under the FSMA in the United Kingdom, who specialises in advising on the acquisition of shares and other securities. If you are not an Exempted Person, please return this Prospectus immediately to Metcash.

Hong Kong

This Prospectus is not registered in Hong Kong. The CULS may not be offered or sold directly or indirectly in Hong Kong by means of this Prospectus or by any other offering material or document other than to persons who are "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) and any rules made thereunder, except in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) or to the extent that this Prospectus or such other offering material or document contains or relates to an offer specified in Part 1 of Schedule 17 of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong).

Neither this Prospectus or any amendment or supplement thereto or any other information, advertisement, invitation or document relating to the CULS, whether in Hong Kong or elsewhere, has been or will be issued, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except by persons as permitted to do so by the securities laws of Hong Kong) other than with respect to such CULS that are intended to be disposed of to persons who are "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) and any rules made thereunder.

Singapore

This Prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this Prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the CULS may not be circulated or distributed, nor may CULS be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor specified in Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

14.10 Consents to be named in this Prospectus

Freehills has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its consent to be named in this Prospectus as legal adviser to the Offer in the form and context in which it is named. Freehills does not make, or purport to make, any statement that is included in this Prospectus and there is no statement in this Prospectus which is based on any statement by Freehills. To the maximum extent permitted by law, Freehills expressly disclaims and takes no responsibility for any statements in or omissions from this Prospectus other than the references to its name.

PricewaterhouseCoopers Securities Limited has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its consent to the inclusion of its Independent Accountant's Report in Section 10 and to being named in this Prospectus as Independent Accountant in connection with the Offer. PricewaterhouseCoopers Securities Limited does not make, or purport to make, any statement that is included in this Prospectus and there is no statement in this Prospectus which is based on any statement by PricewaterhouseCoopers Securities Limited, other than its Independent Accountant's Report. To the maximum extent permitted by law, PricewaterhouseCoopers Securities Limited expressly disclaims and takes no responsibility for any statements in or omissions from this Prospectus other than the references to its name and its Independent Accountant's Report.

Greenwoods & Freehills has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its consent to the inclusion of the Taxation Letter in Section 11 of this Prospectus in the form and context in which it is included and to be named in this Prospectus as tax adviser to the Offer in the form and context in which it is named. Greenwoods & Freehills does not make, or purport to make, any statement that is included in this Prospectus and there is no statement in this Prospectus which is based on any statement by Greenwoods & Freehills other than the Taxation Letter. To the maximum extent permitted by law, Greenwoods & Freehills expressly disclaims and takes no responsibility for any statements in or omissions from this Prospectus other than the references to its name and the Taxation Letter.

Deutsche Bank has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its consent to be named in this Prospectus as Lead Manager and Underwriter in the form and context in which it is named. Deutsche Bank does not make, or purport to make, any statement that is included in this Prospectus and there is no statement in this Prospectus which is based on

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any statement by Deutsche Bank. To the maximum extent permitted by law, Deutsche Bank expressly disclaims and takes no responsibility for any statements in or omissions from this Prospectus other than the references to its name.

Ernst & Young has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its consent to be named in this Prospectus as the auditor of Metcash in the form and context in which it is named. Ernst & Young does not make, or purport to make, any statement that is included in this Prospectus and there is no statement in this Prospectus which is based on any statement by Ernst & Young. To the maximum extent permitted by law, Ernst & Young expressly disclaims and takes no responsibility for any statements in or omissions from this Prospectus other than the references to its name.

Registries Limited has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its consent to be named in this Prospectus as the share registrar for Metcash. Registries Limited has had no involvement in the preparation of any part of this Prospectus and does not make, or purport to make, any statement that is included in this Prospectus and there is no statement in this Prospectus which is based on any statement by Registries Limited. To the maximum extent permitted by law, Registries Limited expressly disclaims and takes no responsibility for any statements in or omissions from this Prospectus other than the references to its name and has not authorised or caused the issue of this Prospectus.

Australian Executor Trustees Limited has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its consent to be named in this Prospectus as Trustee in the form and context in which it is named. Australian Executor Trustees Limited does not make, or purport to make, any statement that is included in this Prospectus and there is no statement in this Prospectus which is based on any statement by Australian Executor Trustees Limited. To the maximum extent permitted by law, Australian Executor Trustees Limited expressly disclaims and takes no responsibility for any statements in or omissions from this Prospectus other than the references to its name. Australian Executor Trustees Limited does not guarantee the repayment of capital or any particular rate of capital or income return on CULS.

This Prospectus contains statements made by, or statements based on statements made by Metoz and Newco. Each of Metoz, and Newco has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its consent to be named in this Prospectus and to the inclusion of:

- Each statement it has made; and
- Each statement which is based on a statement it has made,

in this Prospectus in the form and context in which those statements have been included.

14.11 ASX Waivers

ASX has granted the following waivers in relation to the Offer:

- A waiver to Newco from Listing Rules 7.1 and 10.11 to permit Newco to issue Newco Shares on conversion of CULS on condition that the Metcash Share Scheme is approved by Shareholders and related parties do not participate beyond their entitlement; and
- A waiver to Metcash from Listing Rules 3.20, 7.1, 7.40 and 10.11 subject to a number of conditions including that:
  - All Shareholders are offered their pro rata share of the Offer unless Listing Rule 7.7.1 would permit the Shareholder to be excluded from the Offer;
  - CULS are offered under the Institutional Offer and Retail Offer at the same price and the same ratio; and
  - Related parties do not participate beyond their pro rata share other than pursuant to bona fide underwriting arrangements that are disclosed in the Prospectus.

14.12 Directors' consent

Each director has given and has not withdrawn their consent to the issue of this Prospectus, and to its lodgement with ASIC.

Appendix

CULS TERMS OF ISSUE

1 Definitions and interpretation

(a) In these Terms of Issue capitalised expressions have the meanings set out in the schedule.

(b) These Terms of Issue will be interpreted in accordance with the schedule.

2 Form and Issue Price

2.1 Form

(a) CULS are convertible, unsecured, redeemable, loan notes issued by Metcash under the Trust Deed.

(b) Holders are entitled to the benefit of, and are bound by the provisions of, the Trust Deed.

2.2 Issue Price

Each of the CULS to be issued to the Holders by Metcash under the Trust Deed:

(a) will have an Issue Price of $2.54; and

(b) must be paid for in full on application.

2.3 Ranking and subordination

(a) CULS are unsecured obligations of Metcash, and rank equally without any preference among themselves.

(b) In the period before the Metcash Share Scheme becomes Effective, on the Winding Up of Metcash, the rights of the Holders shall rank pari passu with all other non-secured creditors of Metcash.

(c) After the Metcash Share Scheme becomes Effective, on the Winding Up of Metcash, the rights of the Holders and the rights of the Trustee which are held for the benefit of Holders are subordinated in right of payment to the claims of Other Creditors and accordingly as from the Winding Up of Metcash:

(1) no part of any debt payable by, nor any claim against Metcash in respect of the CULS will be paid, discharged or satisfied until the claims of Other Creditors have been paid, discharged or satisfied in full;

(2) the Trustee and the Holders may only lodge in connection with any CULS a proof of debt which is consistent with this clause 2.3; and

(3) the liquidator or provisional liquidator of Metcash must distribute the assets of Metcash accordingly.

(d) Other than:

(1) pursuant to the Proposed Transactions as contemplated as at 21 January 2005;

(2) the issue or conversion of CUPS as disclosed in the Prospectus;

(3) the conversion of CULS into new Newco Shares as contemplated by these Terms of Issue;

(4) as a result of an increase in the scrip consideration alternative being offered under the Takeover Offer;

(5) under an existing employee share plan of Metcash or an employee share plan of Newco; or

(6) under a dividend reinvestment plan of Metcash or Newco,

Metcash or Newco may not create or issue any class of securities without the consent of the Holders given by Special Resolution.

OR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA

(e) Metcash will not draw down under the Metcash Senior Facility until the earlier of:

(1) the Takeover Offer becoming Unconditional;

(2) the redemption of the CULS in accordance with clause 5.1(b); or

(3) the Metcash Share Scheme becoming Effective.

2.4 Repayment

Subject to clause 2.3(b) or (c), as the case may be, CULS will be repayable only upon:

(a) the redemption of the CULS in accordance with these Terms of Issue; or

(b) the Winding Up of Metcash.

3 No interest

Except as set out in clause 7.3(d), no interest is payable by Metcash on each of the CULS issued under the Trust Deed.

4 Conversion

4.1 Mandatory conversion on Metcash Share Scheme becoming Effective

(a) Metcash must give notice to the Holders as soon as reasonably practicable after Metcash becomes aware that the Metcash Share Scheme has become Effective.

(b) If the Metcash Share Scheme becomes Effective, Metcash must convert 25% (or such lesser amount as a result of the rounding of fractions pursuant to clause 4.3) of the CULS held by each Holder on the Register at 7pm on the Record Date into new Newco Shares on the Conversion Date in accordance with this clause 4.

(c) If the Metcash Share Scheme becomes Effective, and mandatory conversion under clause 4.8 has not taken place, Metcash must convert one third (or such lesser amount as a result of the rounding of fractions pursuant to clause 4.3) of the remaining CULS held by each Holder on the Register at 7pm on the Record Date into new Newco Shares on the Conversion Date in accordance with this clause 4.

4.2 Voluntary conversion on Metcash Share Scheme becoming Effective

If the Metcash Share Scheme becomes Effective, Metcash may, by notice given to the Holders not less than 20 Business Days and not more than 25 Business Days prior to the Maturity Date, elect to convert some or all of the Election CULS held by each Holder on the Register at 7pm on the Record Date into new Newco Shares on the Conversion Date in accordance with this clause 4.

4.3 Conversion Notice

(a) A notice given in accordance with clause 4.2 must specify the percentage of the Election CULS held by the Holders that will be converted in accordance with clause 4. Subject to clause 4.3(b), this percentage must be the same for each Holder.

(b) If the conversion of the relevant percentage of each Holders' CULS would require the conversion of a fraction of a CULS, Metcash will round the fraction of a CULS down to the nearest whole number of CULS and Metcash may also adjust this percentage to take account of the effect on marketable parcels.

(c) Any notice given by Metcash under this clause 4 is irrevocable.

4.4 Conversion

(a) On conversion of any CULS under these Terms of Issue, including under this clause 4:

(1) Metcash will redeem each of those CULS for an amount equal to its Issue Price and apply the whole of the redemption proceeds in respect of the Holder's CULS being redeemed in subscribing on behalf of the Holder for the number of new Newco Shares calculated in accordance with clause 4.5; and

(2) the relevant Holder irrevocably and unconditionally:

(i) acknowledges that the application of the redemption proceeds in that manner is in full and final satisfaction of all amounts payable by Metcash in respect of the CULS;

(ii) consents to the cancellation by Metcash of the certificate (if any) for the relevant CULS; and

(iii) consents to be a member of Newco and agrees to be bound by the Constitution.

(b) On the conversion of any CULS under these Terms of Issue, including under this clause 4, Metcash must procure the issue by Newco to the relevant Holder of the number of new Newco Shares determined under clause 4.5 and any such issue will have effect on and from, and be deemed to have been made on, the relevant Conversion Date.

4.5 Conversion Ratio

Subject to these Terms of Issue, each CULS will be converted on the relevant Conversion Date into the number of new Newco Shares equal to the Conversion Ratio, which, subject to adjustment in accordance with clause 4.7, will be one new Newco Share for every CULS.

4.6 Notice of Conversion

Metcash will provide notice to:

(a) each relevant Holder that its CULS has been converted into new Newco Shares under these Terms of Issue within 5 Business Days of the relevant Conversion Date; and

(b) each regulatory authority of the conversion of any CULS under these Terms of Issue in accordance with all applicable laws.

4.7 Adjustment to Conversion Ratio for Capital Reconstruction

(a) If at any time Newco Shares are reconstructed, consolidated, divided or reclassified into a lesser or greater number of securities, or there is a bonus issue in relation to the Newco Shares, Metcash, following consultation with Newco, must reconstruct the Conversion Ratio taking into account such reconstruction, consolidation, division, reclassification or bonus issue in accordance with the Listing Rules (as if Newco had made the issue of CULS and the CULS were shares in Newco).

(b) Any adjustment of the Conversion Ratio under clause 4.7(a) will be taken to be an alteration to these Terms of Issue and will be binding on all Holders and these Terms of Issue will be construed accordingly. Any such adjustment will promptly be notified to all Holders.

4.8 Acceleration of Conversion Date in the event of a Takeover Event

(a) Metcash must give notice to the Holders as soon as reasonably practicable after Metcash becomes aware that a Takeover Event has occurred.

(b) If the Metcash Share Scheme has become Effective and after that date a Takeover Event has occurred, Metcash must convert one third (or such lesser amount as a result of the rounding of fractions pursuant to clause 4.3) of the remaining CULS held by each Holder on the Register at 7pm on the Record Date into new Newco Shares on the Conversion Date in accordance with this clause 4.

5 Redemption rights

5.1 Scheme does not become Effective

(a) Metcash must give notice to the Holders as soon as reasonably practicable after the earlier of:

(1) the occurrence of any of the events referred to in paragraphs (1) and (2) of clause 5.1(b) below; or

(2) Metcash forming the view, acting reasonably, that the Metcash Share Scheme will not become Effective by the Original Maturity Date.

(b) If:

(1) any of the events set out in paragraphs (a) to (d), inclusive, of clause 6.1 of the Implementation Agreement occur;

(2) the Implementation Agreement is terminated in accordance with its terms;

(3) the Metcash Share Scheme has not become Effective by the Original Maturity Date; or

(4) Metcash gives a notice under clause 5.1(a)(2),

Metcash must redeem all of the CULS in accordance with this clause 5 on the Redemption Date.

5.2 Final redemption

Metcash must redeem in accordance with this clause 5 all of the Election CULS, other than any Election CULS in respect of which a conversion notice has been given in accordance with clause 4.2, on the Maturity Date for those Election CULS.

5.3 Payment

On the redemption of any CULS under these Terms of Issue, including under this clause 5, Metcash must on the relevant Redemption Date:

(a) pay to each Holder an amount equal to the Redemption Premium in respect of each CULS held by the Holder that is being redeemed; and

(b) redeem the CULS by paying to each Holder an amount equal to the Issue Price for each CULS held by the Holder that is being redeemed.

6 Trigger Event

6.1 Notice of Trigger Event

Metcash must give notice to the Trustee and the Holders as soon as reasonably practicable after Metcash becomes aware of the occurrence of a Trigger Event.

6.2 Holders' conversion right on a Trigger Event

(a) If the Metcash Share Scheme has become Effective and after that date a Trigger Event referred to in paragraphs (g) and (h) of that definition occurs, a Holder may, by giving notice to Metcash within 5 Business Days of the notice under clause 6.1 being given or, if Metcash fails to give such notice, of the relevant Trigger Event becoming Publicly Known, elect to convert all (but not some only) of its CULS into new Newco Shares on the Conversion Date in accordance with clause 4.

(b) If the Metcash Share Scheme has become Effective and after that date a Trigger Event referred to in paragraphs (a) to (f) (inclusive) of that definition occurs, Metcash must convert all (but not some only) of the CULS into new Newco Shares on the Conversion Date in accordance with clause 4.

IGA DISTRIBUTION, AUSTRALIAN LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION, AUSTRALIA

7 Enforcement

7.1 Events of Default

Each of the following is, subject to clause 7.2, an Event of Default:

(a) other than a failure to pay when so required under clause 7.3(b), Metcash fails to pay any amount on any of the CULS within 10 Business Days of it becoming due and payable;

(b) Metcash breaches its undertaking in clause 2.3(e); or

(c) Metcash fails to comply with any of its other material obligations under the Trust Deed or these Terms of Issue and, if in the reasonable opinion of the Trustee that failure can be remedied, is not remedied to the reasonable satisfaction of the Trustee within 10 Business Days (or such longer period as the Trustee may permit) after notice of the failure has been given to Metcash by the Trustee.

7.2 Exception

The non-payment by Metcash of any amount due and payable in respect of any of the CULS:

(a) in order to comply with any fiscal or other law or regulation or with the order of any court of competent jurisdiction, in each case applicable to such payment; or

(b) (subject as provided in the Trust Deed) in cases of doubt as to the validity or applicability of any such law, regulation or order, in accordance with advice given by an independent counsel acceptable to the Trustee as to such validity or applicability,

is not an Event of Default for the purposes of clause 7.1(a).

7.3 Consequences

(a) Upon the occurrence of an Event of Default under clause 7.1(a):

(1) if the Metcash Share Scheme has not become Effective, the remedies available to the Trustee are limited to taking action to commence and/or prove in a Winding Up of Metcash; and

(2) if the Metcash Share Scheme has become Effective, Metcash must convert all (but not some only) of the CULS into new Newco Shares on the Conversion Date in accordance with clause 4.

(b) Upon the occurrence of an Event of Default under clause 7.1(b), the CULS are immediately due and payable and in the event of non-payment of any amount so due on the Redemption Date, the Trustee may take action to commence and/or prove in a Winding Up of Metcash.

(c) Upon the occurrence of an Event of Default under clause 7.1(c) which continues, the Trustee may institute proceedings against Metcash as it may think fit on account of that Event of Default.

(d) Upon the occurrence of an Event of Default under clause 7.1(a) or clause 7.1(b) which continues, interest will accrue on the sum of the Issue Price plus the applicable Redemption Premium of the relevant CULS at the Default Rate until the date upon which Holders receive payment of all amounts outstanding in relation to the CULS.

7.4 Trustee not bound to enforce

The Trustee shall not in any event be bound to take any action referred to in clause 7.3 unless:

(a) it has been so requested by Holders holding between them at least 25% of the CULS for the time being on issue or it has been so directed by a Special Resolution; and

(b) it has first been indemnified to its satisfaction by the Holders against all costs, charges, liabilities and expenses which may be incurred by it in connection with that action.

7.5 Holders' right to enforce

No Holder is entitled to proceed directly against Metcash to enforce any right or remedy under or in respect of any CULS unless the Trustee, having become bound to proceed, fails to do so within a reasonable period and such failure is continuing, in which case any such Holder may, upon giving an indemnity satisfactory to the Trustee, in the name of the Trustee (but not otherwise), itself institute proceedings against Metcash for the relevant remedy to the same extent (but not further or otherwise) that the Trustee would have been entitled to do so.

8 Payments

8.1 Deductions

(a) Metcash may deduct from any amount payable to a Holder the amount of any withholding or other tax, duty or levy required by law to be deducted in respect of such amount. If any such deduction has been made and the amount of the deduction accounted for by Metcash to the relevant revenue authority and the balance of the amount payable has been paid to the Holder concerned, then the full amount payable to such Holder is deemed to have been duly paid and satisfied by Metcash.

(b) Metcash must pay the full amount required to be deducted to the relevant revenue authority within the time allowed for such payment without incurring penalty under the applicable law and must, if required by any Holder, deliver to that Holder the relevant receipt issued by the revenue authority without unreasonable delay after it is received by Metcash.

8.2 No set-off

A Holder has no right to set off or withhold any amounts owing by it to Metcash against claims owing by Metcash to the Holder.

8.3 Payment method

Any amount payable to Holders in respect of the CULS in accordance with these Terms of Issue will, unless Metcash and the Holder otherwise agree, be paid by direct credit to a nominated account at an Australian financial institution or by cheque drawn in favour of such Holder and sent by prepaid post to the address of the Holder in the Register.

9 General

9.1 Quotation

Metcash must use all reasonable endeavours and provide all such documents, information and undertakings as may be reasonably necessary in order to procure official quotation of:

(a) CULS; and

(b) the new Newco Shares issued on conversion of CULS,

on a stock market conducted by ASX.

9.2 Ranking of new Newco Shares

Each new Newco Share issued on a conversion of a CULS will, as from the relevant Conversion Date of that CULS, rank equally in all respects with the Newco Shares, except that they will not be entitled to any dividend or any other distribution or entitlement that has been declared or determined but not paid as at the relevant Conversion Date.

9.3 Voting

Holders may attend general meetings of Metcash but CULS do not carry a right to vote at a general meeting of Metcash, unless provided for by the Listing Rules or the Corporations Act.

9.4 Reporting requirements

(a) Metcash will observe the reporting requirements set out in the Trust Deed, including the requirement to provide reports on the financial performance of Metcash and Newco.

IGA DISTRIBUTION, AUSTRALIAN LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION, AUSTRALIA

(b) Metcash will send to each Holder a copy of all reports, notices and announcements sent to holders of shares held in the capital of Metcash at the time they are sent.

9.5 CULS redeemed or bought back

All CULS redeemed or bought back by Metcash in accordance with these Terms of Issue will thereupon be cancelled and may not be reissued.

9.6 Participation in new issues

Until converted, CULS confers no rights to subscribe for new securities in Metcash or Newco.

10 Other

10.1 Non-resident Holders

(a) Where a CULS is held by, or on behalf of, a person resident outside of Australia then, despite anything to the contrary contained in or implied by these Terms of Issue, it is a condition precedent to any right of the Holder:

(1) to receive payment of any monies in respect of the CULS held by that person; or

(2) to obtain Newco Shares on conversion of any of the CULS held by that person,

that all necessary authorisations (if any) and any other statutory requirements which may then be in existence are obtained at the cost of the Holder and satisfied.

(b) For the purposes of clause 10.1(a), authorisation includes any consent, authorisation, registration, filing, lodgement, permit, franchise, agreement, notarisation, certificate, permission, licence, approval, direction, declaration, authority or exemption from, by or with any government or any Government Agency.

10.2 Tracing provisions

(a) Metcash may direct a Holder to disclose to Metcash:

(1) full details of that Holder's relevant interest in the CULS and of the circumstances that gave rise to that interest;

(2) the name and address of each other person who has a relevant interest in any of the CULS together with full details of:

(i) the nature and extent of the interest; and

(ii) the circumstances that give rise to the other person's interest; and

(3) the name and address of each person who has given the person instructions about any matter relating to the CULS, together with full details of those instructions (including the date or dates on which they were given).

(b) A matter referred to in clause 10.2(a)(2) or (3) need only be disclosed to the extent to which it is known to the Holder who is required to make the disclosure.

(c) The disclosure must be made within 2 Business Days after the Holder is given the direction.

(d) Metcash may pass the information in response to a direction to the Trustee and Newco. The Holder authorises and consents to any such disclosure.

(e) For the purposes of this clause 10.2, a "relevant interest" has the meaning given to that term in section 608 of the Corporations Act except that a reference to the term "securities" in that section is to CULS.

11 Indemnity to Metcash

(a) Whenever in consequence of:

(1) the death of a Holder;

(2) the non-payment of any Income Tax or other Tax payable by a Holder;

(3) the non-payment of any stamp or other duty by the legal personal representatives of a Holder of that person's estate; or

(4) any other act or thing in relation to CULS or a Holder,

any law for the time being of any country or place, in respect of CULS, imposes or purports to impose any liability of any nature whatever on Metcash or the Trustee to make any payments to any Government Agency, Metcash and the Trustee will in respect of that liability be indemnified by that Holder and that person's legal personal representatives and any monies paid by Metcash or the Trustee in respect of that liability may be recovered from that Holder and/or the Holder's legal personal representative as a debt due to Metcash or the Trustee and Metcash and the Trustee has a lien in respect of those monies upon the CULS held by that Holder or that person's legal personal representatives and is entitled to set off those monies against any monies payable by it in respect of those CULS.

(b) Nothing in clause 11(a) prejudices or affects any right or remedy which any such law may confer or purport to confer on Metcash.

12 Acceleration or Extension of Maturity Date

12.1 Acceleration of Maturity Date

If the Metcash Share Scheme becomes Effective and the Takeover Offer becomes Unconditional 25 or more Business Days prior to the Original Maturity Date, Metcash may, on giving written notice to the Holders, accelerate the Maturity Date to the date that is 25 Business Days after the date of the notice.

12.2 Extension of Maturity Date

If the Metcash Share Scheme becomes Effective and the Takeover Offer has not become Unconditional by the date that is 30 Business Days prior to the Original Maturity Date, Metcash may, by giving written notice to Holders not less than 30 Business Days prior to the Original Maturity Date, extend the Maturity Date, in respect of Election CULS only, by a period of 3 months.

13 Amendments to the Terms of Issue

13.1 Amendment without consent

Subject to complying with all applicable laws, providing the Trustee with a copy of the alteration and the alteration not altering any of the rights and obligations of the Trustee, Metcash may, by an instrument in writing, alter without the authority, assent or approval of Holders, these Terms of Issue if the alteration is, in the opinion of an independent counsel appointed by Metcash:

(a) of a formal, minor or technical nature;

(b) made to correct a manifest error;

(c) made to comply with any law, the Listing Rules or the listing or quotation requirements of any securities exchange on which Metcash may propose to seek quotation of the CULS;

(d) required to facilitate the Proposed Transaction taking place and is not prejudicial to the interests of the Holders, provided alterations of an inconsequential or minor nature are deemed not to be prejudicial; or

(e) will not (taken as a whole and in conjunction with all other alterations, if any, to be made contemporaneously with that alteration) be prejudicial to the interests of the Holders.

IGA DISTRIBUTION, AUSTRALIAN LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION, AUSTRALIA

13.2 Amendment by Special Resolution

Without limiting clause 13.1, Metcash may by an instrument in writing alter these Terms of Issue if:

(a) the alteration has been approved by Holders by a Special Resolution; and

(b) the alteration does not alter any of the rights and obligations of the Trustee.

13.3 Alteration

In this clause "alter" includes modify, cancel, amend or add to.

14 Notices

14.1 Service of notices

(a) Without limiting anything else in these Terms of Issue, a notice may be given by Metcash to any Holder, or in the case of joint Holders to the Holder whose name appears first in the Register, personally, by leaving it at the Holder's registered address or by sending it by prepaid post (airmail if posted to a place outside Australia) or facsimile transmission addressed to the Holder's registered address or, in any case, by other electronic means determined by the board of directors of Metcash. If the notice is signed, the signature may be original or printed.

(b) A notice given by a Holder to Metcash must:

(1) be in writing; and

(2) be left at, or sent by prepaid post (airmail if posted from a place outside Australia) to the address below or the address last notified by Metcash, or sent by facsimile transmission to the fax number below or the fax number last notified by Metcash:

Metcash Trading Limited
Newington Road
Silverwater NSW 2128
Attention: Company Secretary
Fax No: + 61 2 9741 3027

14.2 When notice considered to be received

(a) Subject to clause 14.2(b), any notice is taken to be given:

(1) if served personally or left at the intended recipient's address, when delivered;

(2) if sent by post, on the first Business Day after it is mailed in a prepaid envelope to the intended recipient's address; and

(3) if sent by facsimile or other electronic transmission, on production of a report by the machine or other system by which the transmission is sent indicating that the transmission has been made in its entirety to the correct fax number or other transmission address and without error.

(b) Any notice given by a Holder to Metcash will be taken to be given only on receipt by Metcash of that notice.

14.3 Notice to transferor binds transferee

Every person who, by operation of law, transfer or any other means, becomes entitled to be registered as the holder of any CULS is bound by every notice which, prior to the person's name and address being entered in the Register, was properly given to the person from whom the person derived title to those CULS.

14.4 Service on deceased Holder

A notice served in accordance with this clause 14 is (despite the fact that the Holder is then dead and whether or not Metcash has notice of the Holder's death) considered to have been properly served in respect of any CULS, whether held solely or jointly with other persons by the Holder, until some other person is registered in the Holder's place as the Holder or joint Holder. The service is sufficient service of the notice or document on the Holder's personal representative and any person jointly interested with the Holder in the CULS.

R MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA

15 Governing law and jurisdiction

15.1 Governing law

CULS and these Terms of Issue are governed by the laws of New South Wales, Australia.

15.2 Jurisdiction

(a) Metcash and each Holder submits to the non-exclusive jurisdiction of the courts exercising jurisdiction in New South Wales, Australia in connection with matters concerning the CULS or these Terms of Issue.

(b) Metcash and each Holder waives any right they have to an action being brought in those courts, or to claim that the action has been brought in an inconvenient forum, or to claim those courts do not have jurisdiction.

Schedule – Definitions and interpretation

1.1 Definitions

The following definitions apply in these Terms of Issue:

ASTC means ASX Settlement and Transfer Corporation Pty Ltd.

ASTC Settlement Rules means the settlement rules of ASTC as amended or replaced from time to time.

ASX means Australian Stock Exchange Limited (ACN 009 624 691).

Business Day has the same meaning as in the Listing Rules.

Constitution means the constitution of Newco.

Conversion Date means:

(a) in respect of a conversion under clause 4.1(b), the first Business Day after the Implementation Date;

(b) in respect of a conversion under clause 4.1(c), the Maturity Date;

(c) in respect of a conversion under clause 4.2, the Maturity Date;

(d) in respect of a conversion under clause 4.8(b), the earlier of the Maturity Date and the date that is 10 Business Days after either the notice of Takeover Event is given by Metcash under clause 4.8(a) or, if Metcash fails to give such notice, after the Takeover Event has become Publicly Known;

(e) in respect of a conversion under clause 6.2(a), the earlier of the Maturity Date and the date that is 20 Business Days after the notice is given to Metcash by the Holder under clause 6.2(a);

(f) in respect of a conversion under clause 6.2(b), the earlier of the Maturity Date and the date that is 5 Business Days after either the notice of Trigger Event is given by Metcash under clause 6.1 or, if Metcash fails to give such notice, after the Trigger Event has become Publicly Known; and

(g) in respect of a conversion under clause 7.3(a)(2), the date that is 5 Business Days after the occurrence of the Event of Default.

Conversion Ratio has the meaning given to it in clause 4.5.

Corporations Act means the *Corporations Act 2001* (Cth).

CULS means the convertible unsecured subordinated redeemable loan notes issued or to be issued by Metcash on these Terms of Issue.

Default Rate means the average mid rate for bills of exchange of a term of 30 days, which average rate (expressed as a percentage per annum) is displayed on the Reuters page designated BBSW (or any page which replaces that page) on the 14th day of each month (or if that is not a Business Day, the immediately preceding Business Day), if there is a manifest error in the calculation of that average rate or that average rate is not displayed by 10.30am (Sydney time) on that date, the rate specified in good faith by Metcash having regard, to the extent possible, to:

IGA DISTRIBUTION, AUSTRALIAN LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION, AUSTRALIA

(1) the rates otherwise bid and offered for bills of that term or for funds of that tenor displayed on the page BBSW (or any page which replaces that page) at that time on that date; and

(2) if bid and offer rates for bills of that term are not otherwise available, the rates otherwise bid and offered for funds of that tenor at or around that time,

plus a margin of 3%.

Effective means the coming into effect, under section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) in relation to the Metcash Share Scheme.

Election CULS means CULS other than the CULS to be converted pursuant to clause 4.1(b) and either clause 4.1(c) or clause 4.8.

Event of Default means any event specified in clause 7.1.

Government Agency means a government or a governmental, semi-governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity.

GST has the meaning given in the *A New Tax System (Goods and Services Tax) Act 1999* (Cth).

Holder in relation to CULS means a person whose name is for the time being registered in the Register as the holder of the CULS.

Implementation Agreement means the agreement between Metcash and Newco relating to the implementation of the Metcash Share Scheme dated on 3 February 2005.

Implementation Date has the meaning given to it in the Implementation Agreement.

Income Tax means any tax which is assessed, levied, imposed or collected on income or capital gains by or on behalf of any Government Agency and includes any interest, fine, penalty, charge, fee or other amount imposed in respect of the above.

Issue Date means the date on which CULS are issued pursuant to the retail component of the Offer made pursuant to the Prospectus.

Issue Price means, in relation to CULS, the principal amount specified in clause 2.2(a).

Listing Rules means the listing rules of ASX as amended or replaced from time to time.

Maturity Date means:

(a) in relation to the CULS to be converted under clause 4.1(c):

(1) the Original Maturity Date; or

(2) such earlier date as determined in accordance with clause 12.1;

(b) in relation to the Election CULS:

(1) the Original Maturity Date;

(2) such earlier date as determined in accordance with clause 12.1; or

(3) if extended under clause 12.2, the date being 9 months following the Issue Date, provided that if that day is not a Business Day, the relevant day will be the next Business Day.

Metcash means Metcash Trading Limited ABN 61 000 031 569.

Metcash Senior Facility means the facility of up to $825 million underwritten by Australia and New Zealand Banking Group Limited for the purposes of the Takeover Offer, the acquisition by Newco of all of the issued shares of Metoz Holdings Limited by means of a scheme of arrangement in South Africa and for other purposes.

Metcash Share Scheme means the scheme of arrangement pursuant to Part 5.1 of the Corporations Act to be made between Metcash and some of its shareholders as described in the scheme booklet to be dated on or about 18 February 2005, subject to any alterations or conditions made or required by the Court pursuant to section 411(6) of the Corporations Act.

Newco means The Newco Project X Limited ABN 32 112 073 480.

Newco Share means a fully paid ordinary share in the capital of Newco.

Offer means the offer of CULS made by Metcash under the prospectus dated 11 February 2005.

Original Maturity Date means the date being 6 months following the Issue Date, provided that if that is not a Business Day, it will be the next Business Day.

Other Creditors means all creditors of Metcash other than

(a) the Holders (in their capacity as such); and

(b) creditors whose claim against Metcash are expressed by their terms to rank equally with or after the claims of the Holders.

Proposed Transactions means

(a) the proposed scheme of arrangement to be effected in South Africa under which Newco will acquire all of the shares in Metoz Holdings Limited;

(b) the Metcash Share Scheme;

(c) the proposed takeover bid by the Company for Foodland Associated Limited; and

(d) the scheme of arrangement pursuant to Part 5.1 of the Corporations Act to be entered into between Metcash and some or all of its optionholders.

Prospectus means the prospectus issued or to be issued by Metcash in relation to the CULS.

Publicly Known means information that reasonably confirms any of the facts relevant to the determination that a Trigger Event, a Takeover Event or any of the events specified in paragraph (1) and (2) of clause 5.1(b) has occurred and which has been published in a nationally available news source including a newspaper, wire service or online website.

Record Date means the Business Day immediately prior to the Conversion Date or such other date as required by the ASX.

Redemption Date means:

(a) in respect of redemption under clause 5.1, the date that is 10 Business Days after the earlier of:

  (1) the Maturity Date; or

  (2) the date on which Metcash gave notice under clause 5.1(a) or if Metcash fails to give such notice, the date on which any of the events specified in paragraph (1) or (2) of clause 5.1(b) become Publicly Known;

(b) if there is an Event of Default under clause 7.1(b), the Business Day following such Event of Default;

(c) in the event of a Winding Up, on the commencement of the Winding Up; or

(d) in any other case, the Maturity Date.

Redemption Premium means:

(a) where clause 5.1(b) applies, an amount equal to 2.5% of the Issue Price for that CULS; and

(b) in any other circumstance, an amount equal to:

  (1) 5% of the Issue Price for that CULS; or

  (2) if clause 12.2 applies, 7.5% of the Issue Price for that CULS.

Register means the register of Holders (established and maintained in accordance with the Trust Deed) and, where appropriate, includes:

(a) a sub-register conducted by or for Metcash pursuant to the Corporations Act, the Listing Rules or ASTC Settlement Rules; and

(b) any branch register.

Related Body Corporate means a corporation that is related to Metcash pursuant to sections 9 and 50 of the Corporations Act.

Special Resolution has meaning given to that term in the Trust Deed.

IGA DISTRIBUTION, AUSTRALIAN LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION, AUSTRALIA

Takeover Event means a takeover bid (as defined in the Corporations Act), or any type of equivalent offer made under any successor sections of the Corporations Act relating to takeovers, is made to acquire all or some of the ordinary shares in Metcash or all or some of the Newco Shares and the bid is, or becomes, unconditional and:

(a) the bidder has at any time during the offer period, a relevant interest in more than 50% of the ordinary shares in Metcash on issue or Newco Shares on issue, as the case may be; or

(b) the directors of Metcash or Newco, as the case may be, recommend that shareholders accept the bid.

Takeover Offer means the offer by Metcash to acquire fully paid shares in Foodland Associated Limited as set out in the bidder's statement dated 21 January 2005, as amended from time to time.

Tax means:

(a) a tax, levy, charge, impost, duty, fee, deduction, compulsory loan or withholding;

(b) income, stamp or transaction duty, tax or charge; or

(c) GST,

which is assessed, levied, imposed or collected by, or payable to, a Government Agency (excluding Income Tax other than interest withholding tax) and includes, but is not limited to, interest, fines, penalties, charges, fees or other amounts imposed on or in respect of any of the above.

Tax Act means the *Income Tax Assessment Act 1936* (Cth) or *Income Tax Assessment Act 1997* (Cth) (as appropriate).

Terms of Issue means these terms and conditions of issue.

Trigger Event means each and any of the following events:

(a) Metcash or Newco sends a notice to its shareholders convening a meeting to consider a special resolution to wind up Metcash or Newco, as the case may be;

(b) a resolution is passed or an order is made for the appointment of a provisional liquidator to Metcash or Newco;

(c) the making of an order by a Court for the winding up of Metcash or Newco (other than to effect a solvent reconstruction);

(d) the directors of Metcash or Newco resolve to appoint an administrator to Metcash or Newco (as the case may be) under section 436A of the Corporations Act;

(e) an administrator of Metcash or Newco is appointed under sections 436A, 436B or 436C of the Corporations Act;

(f) Metcash or Newco executes a deed of company arrangements;

(g) official quotation of the CULS is either suspended by ASX for more than 20 consecutive Business Days or ended by ASX; or

(h) Metcash or Newco sends a notice to its shareholders convening a meeting to consider an ordinary resolution to dispose of its main undertaking (as defined in the Listing Rules),

except that any event in paragraphs (a) to (f) inclusive of this definition which arise as a result of an Event of Default under clause 7.1(b) shall not be a Trigger Event.

Trust means the trust constituted by the Trust Deed.

Trust Deed means the deed dated on or about 10 February 2005 between Metcash and the Trustee.

Trustee means Australian Executor Trustees Limited ABN 84 007 869 794 in its capacity as trustee of the Trust.

Unconditional means each of the conditions set out in section 23.9 of the bidders' statement dated on or about 21 January 2005 in respect of the Takeover Offer have been satisfied or waived.

Winding up means any of an order being made or an effective resolution being passed that Metcash be wound up or the appointment of a liquidator or provisional liquidator of Metcash (and where the appointment is made by a court, by a court of competent jurisdiction in Australia).

R MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA
OR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA

1.2 Interpretation

In these Terms of Issue, except where the context otherwise requires:

(a) the singular includes the plural and vice versa;

(b) another grammatical form of a defined word or expression has a corresponding meaning;

(c) a reference to a clause or paragraph is to a clause or paragraph of these Terms of Issue;

(d) a reference to a document or instrument includes the document or instrument as novated, altered, supplemented or replaced from time to time;

(e) a reference to A$, $A, dollar, $ or cent is to Australian currency;

(f) a reference to time is to Sydney, Australia time;

(g) a reference to a person includes a reference to the person's executors, administrators, successors and permitted assigns and substitutes;

(h) a reference to a person includes a natural person, partnership, body corporate, association, governmental or local authority or agency or other entity;

(i) a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(j) a word or expression defined in the Corporations Act has the meaning given to it in the Corporations Act;

(k) the meaning of general words is not limited by specific examples introduced by including, for example or similar expressions;

(l) any agreement, representation, warranty or indemnity by two or more parties (including where two or more persons are included in the same defined term) binds them jointly and severally;

(m) if a day on or by which an obligation must be performed or an event must occur is not a Business Day, the obligations must be performed or the event must occur on or by the next Business Day;

(n) an Event of Default continues until it has been waived in writing by the Trustee; and

(o) if a calculation is required under these Terms of Issue, the calculation will be rounded to four decimal places. For the purposes of making any payment in respect of a Holder's aggregate holding of CULS, any fraction of a cent will be disregarded. For the purposes of issuing Newco Shares in respect of a Holder's aggregate holding of CULS, any fraction of a Newco Share will be disregarded.

IGA DISTRIBUTION, AUSTRALIAN LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION, AUSTRALIA

IGA DISTRIBUTION, AUSTRALIAN LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION, AUSTRALIA

IGA DISTRIBUTION, AUSTRALIAN LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION, AUSTRALIA

Appendix 2

ADDITIONAL FINANCIAL INFORMATION

For the purposes of this Appendix, the Offer is assumed to raise approximately $744 million, consistent with assumption in the Scheme Booklet. This differs from the actual Offer which will raise approximately $746 million, and arises as a consequence of the exercise of approximately 888,000 employee share options since the Scheme Booklet was lodged. The information in this Appendix would not change materially if $746 million were used in the calculations.

This Appendix should be read in conjunction with Section 9 of this Prospectus. This Appendix contains the following information:

Section	Section reference
Basis of preparation	1.1
Further information relating to Metcash standalone	1.2
Assumptions relating to Outcomes 1 and 3	1.3
Accounting considerations	1.4
Differences between AGAAP and Australian IFRS	1.5
Consistency of accounting policies between Metcash and Foodland	1.6
Detailed reconciliation of statement of financial position for Outcome 1	1.7
Detailed reconciliation of statement of financial position for Outcome 3	1.8
Reconciliation of Metcash incremental sales for Takeover Offer	1.9
Foodland Australia standalone	1.10
Exchange Ratio adjustment	1.11

1.1 Basis of preparation

Set out below are additional assumptions relating the preparation of the financial information in Section 9 and this Appendix 2.

Assumed Metcash share price and shares outstanding for preparation of financial information

Where relevant under Outcomes 1 and 3, all financial information presented in Section 9 that makes an assumption regarding the Newco/Metcash share price or shares outstanding assumes:

- A Metcash share price of $3.32, which is the one month VWAP prior to 12 January 2005. This is also approximately a one month period from the date of the announcement of the Capital Reorganisation and Takeover Offer; and
- The shares outstanding in Metcash as at 12 January 2005, which includes the shares which will be issued under the Share Purchase Plan that closed on 11 January 2005.

Under AGAAP, to the extent the actual share price immediately prior to the Effective Date of the Capital Reorganisation is different to $3.32, an adjustment to the pro forma statements of financial position in Outcomes 1 and 3 will be required to reflect the amended purchase consideration and corresponding goodwill arising in connection with Newco's acquisition of Metcash equity under the Capital Reorganisation.

Under Australian IFRS, the accounting treatment of the Capital Reorganisation will not result in the creation of any goodwill, but will be treated as a reverse acquisition by Metcash and accordingly an adjustment to reflect the actual share price immediately prior to the Effective Date of the Capital Reorganisation will not be required.

Weighted average shares outstanding

The weighted average shares outstanding presented in Section 9 assumes that the shares to be issued from the conversion of the CULS and CUPS occur on 1 May 2005. The purpose of this is to present a pro forma EPS number which captures the full impact of all shares assumed to be issued in connection with the Capital Reorganisation and Takeover Offer. This assumption is conservative, as in practice the conversion into ordinary equity will occur during the financial year and therefore the actual weighted average shares outstanding for the year ending 30 April 2006 will be lower. Accordingly, the EPS will be higher (assuming all other assumptions in Section 9 and Appendix 2 remain constant).

Assumed Effective date of Capital Reorganisation and completion date for the Takeover Offer

The forecast financial information in Section 9 and Appendix 2 assumes the Capital Reorganisation is Effective, the Takeover Offer is completed and all related funding costs are incurred on 1 May 2005. To the extent that this does not happen, the financial results for Newco for the half year to 31 October 2005 or year ended 30 April 2006 will differ from those presented in Section 9 and Appendix 2. The pro forma statement of financial position for each of Outcomes 1 and 3 has been presented as at 31 October 2004.

Assumed cash takeup under the Takeover Offer

The pro forma statements of financial position, statements of financial performance, statements of cashflow and earnings per share presented under Outcome 3 assumes 100% cash takeup under the Takeover Offer. Sensitivities illustrating the impact on EPS and gearing of differing levels of takeup of Metcash A Shares under the Takeover Offer are also presented for Outcome 3 in Section 9.

Rounding

Numbers contained in Section 9 and Appendix 2 are rounded to zero decimal places, therefore if a set of numbers do not appear to add together precisely this is a function of rounding.

Australian IFRS financial information

For reporting periods beginning on or after 1 January 2005, Metcash and Newco will be required to comply with Australian equivalent International Financial Reporting Standards (Australian IFRS) as issued by the Australian Accounting Standards Board (AASB).

The financial information presented in this Prospectus that is referred to as being presented on an Australian IFRS basis reflects the series of standards adopted by the AASB in July 2004.

Metcash management has completed a thorough review of the impact of Australian IFRS upon the financial results for Metcash on a standalone basis. Under the provisions of Australian IFRS, Metcash will present actual results for the year ending 30 April 2006 under Australian IFRS and is required to restate comparative financial information for the year ending 30 April 2005.

Newco was incorporated in December 2004 and its first financial year end is 30 April 2005. Newco will present actual results for the year ending 30 April 2006 under Australian IFRS and is required to restate comparative financial information for the year ending 30 April 2005.

Metcash management has relied upon publicly available information to assess the likely impact of Australian IFRS on the financial results for Foodland.

The information set out in Section 1.5 of Appendix 2 provides a summary of the principal differences (being those of a significant or material nature) between AGAAP and Australian IFRS as applicable to the financial information presented for Metcash, Newco and Foodland.

Future financial performance presented under Australian IFRS may be significantly impacted by future changes to those standards and their application to the preparation of financial information. In particular, goodwill is no longer amortised, however the carrying value will be assessed annually for impairment. Other intangible assets with finite lives will continue to be amortised over their useful lives and assessed for impairment where there is an indicator. This may introduce considerable volatility into the future reported results of Metcash/Newco thereby adversely impacting distributable earnings. This issue is not specific to Metcash/Newco and similar issues are likely to apply to other companies reporting under Australian IFRS.

Differing financial year ends for Metcash and Foodland

The financial year end adopted by Metcash is 30 April compared to 1 August adopted by Foodland. Metcash has estimated its forecasts for Foodland primarily based on stockbroker's reports which are based on Foodland's year end of 1 August. Metcash has adjusted the forecasts by stock brokers, where considered appropriate, based on its industry knowledge and expertise. Metcash has not however adjusted the forecasts for the differing financial year ends between Metcash and Foodland and has therefore used the 1 August year end of Foodland as a proxy for its 30 April year end. For example, for 2005 Metcash has used the financial year end for Metcash as 30 April 2005 and used 1 August 2005 for Foodland as a proxy.

IGA DISTRIBUTION, AUSTRALIAN LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION, AUSTRALIA

Merger synergies and restructure costs

Included within the Newco forecast financial information is an estimate of the merger synergies and restructure costs that are expected to arise in the event the Takeover Offer is successful.

The estimated impact of the synergies and restructuring costs is based on Metcash's directors' industry knowledge and information on Foodland available in the public domain.

There is therefore some uncertainty associated with the forecast financial information and actual estimated merger synergies and restructure costs may differ from those estimated.

Any final decisions and estimates on these matters will only be reached in light of all the material facts and information once Metcash has had an opportunity to conduct a detailed review of Foodland's operations and any relevant internal information.

Foodland property activities

Foodland currently undertakes various property related activities, including ownership of investment properties, developed land and buildings and properties held for development.

It is Metcash's intention following completion of the Takeover Offer to undertake a review of Foodland's Australian property assets with a view to disposing of these assets.

For the purpose of preparing the statement of financial performance of Newco, Metcash has excluded any income from property and has excluded all property assets from the pro forma statement of financial position of Newco.

In the event that all properties have not been disposed of by the announcement of Newco's next financial results (year ending 30 April 2006 or half year to 31 October 2005) then the statement of financial position at that date and the financial results for that period will be required to consolidate the financial impact of the property ownership. Accordingly, the financial results for Newco for the half year to 31 October 2005 or year ended 30 April 2006 will differ from those presented in Section 9 and Appendix 2.

Treatment of Action Supermarkets

In accordance with one of Metcash's core principles of not competing with its customers, it is Metcash's intention to divest the Action Supermarkets (acquired from Foodland if the Takeover Offer is successful) to independent retailers.

To implement this intention, a special purpose divestment vehicle will be established to hold Action Supermarkets, thereby effectively "ring fencing" them from Newco. The stores will be sold over a period, which management expect not to exceed 12 to 18 months. For this reason, no results from retail operations from the Action Supermarkets are included in the forecast financial information presented in Section 9 and Appendix 2.

In the event any Action Supermarkets have not been divested by announcement of Newco's next financial results (year ending 30 April 2006 or half year to 31 October 2005) then the Newco statement of financial position at that date will include unsold stores and the statement of financial performance will consolidate the financial results of the Action Supermarkets for the period owned.

Accordingly, the financial results for Newco for the half year to 31 October 2005 or year ending 30 April 2006 will differ from those presented in Section 9 and Appendix 2. Refer to Section 1.10 of Appendix 2 for details of historical sales of Action Supermarkets.

Treatment of Foodland New Zealand in Newco/Metcash forecasts

All income from and assets of the Foodland New Zealand business have been excluded from the forecast financial information of Newco on the basis that existing Foodland shareholders will retain ownership of the Foodland New Zealand business with the intention to list this new entity on the Australian Stock Exchange (subject to ASX approval). In the event that this has not been completed by the announcement of Newco's next financial results (year ending 30 April 2006 or half year to 31 October 2005), then the statement of financial position as at that date and the financial results for the Foodland New Zealand business for that period will be required to be consolidated.

Accordingly, the financial results for Newco for the half year to 31 October 2005 or year ending 30 April 2006 will differ from those presented in Section 9.

Acquisition of Metoz

If the Capital Reorganisation is Effective, Newco will acquire 100% of the issued share capital in Metoz. The total consideration paid by Newco for the acquisition of Metoz will be approximately $1,125 million which includes the price paid for the acquisition of shares from Metoz shareholders and, following acquisition, the assumption and subsequent payment of Metoz's net liabilities.

Metoz's only material asset is its subsidiary shareholding in Metcash. Metoz's net liabilities are estimated to be approximately $27 million at the date when the Capital Reorganisation is expected to become Effective.

It is Metcash's intention that Metoz will be liquidated shortly after the Capital Reorganisation becomes Effective. Prior to liquidation, it is intended a Metoz subsidiary, owning indirectly all shares in Metcash controlled by Metoz, be transferred to Metcash and all liabilities settled. On liquidation, the remaining assets of Metoz, if any, will be distributed to Newco.

1.2 Further information relating to Metcash standalone

Set out below is further information relating to Metcash standalone, including:

- Management commentary on historical results;
- Forecast assumptions; and
- Assumptions relating to Australian IFRS.

1.2.1 Management commentary on historical results

For ease of reference, the following brief commentary pertaining to the historical financial performance of Metcash, as contained in Metcash's Annual Reports for the years ending 30 April 2003 and 2004, is summarised below:

- Net profit after tax (NPAT) rose 25% from 30 April 2003 to 30 April 2004 to $102 million, based on 7.1% sales growth for the 53 week period, exceeding group forecasts;
- Operating cashflow (pre investments and financing) grew from $113 million to $131 million;
- The growth in earnings per share (before goodwill) from 30 April 2003 to 30 April 2004 of 19.3% from 16.2 cents to 19.3 cents facilitated the 28% increase in dividends declared out of the year's profits, to a fully franked 11 cents per share from the 8.6 cents per share of 2003;
- Each of Metcash's three businesses performed exceptionally well with solid improvements in sales and profits. The key focus of the group was to grow sales and volumes whilst reducing the cost of doing business; and
- Cost of doing business (includes the direct and indirect costs of operating the group's businesses) reduced from 71% of gross profit in 2003 to 68% in 2004. This was and continues to be, a focus in each business division. The 2004 result was achieved by reducing costs through investment in new distribution technologies and rigorous control of cost/income relationships.

Further commentary relating to the historical financial results for Metcash for the years ending 30 April 2003 and 2004 can be sourced from each respective year's Annual Report.

1.2.2 Forecast assumptions

The material and best estimate assumptions made by the directors in preparing the Metcash standalone forecast statements of financial performance and statements of cashflow for 2005 and 2006 are as follows:

General assumptions

- There will be no significant change in the economic conditions or in the competitive environment in which Metcash operates;
- There are no major investments by Metcash in new projects outside the core business of Metcash and no material sales of non-core assets;
- The company tax rate in Australia remains at 30%;
- There will be no material adverse change in any other taxes relevant to Metcash;
- There will be no material changes in the terms and conditions with customers and suppliers;
- There are no changes in applicable accounting standards or other mandatory professional reporting requirements in Australia, (other than those pertaining to the application of Australian IFRS) which would have a material effect on the results of Metcash;
- Metcash will implement appropriate arrangements to hedge its exposure to interest rate movements; and
- Newco will not consolidate Metcash for tax consolidation purposes.

Major trading assumptions

- The impact of the loss of the supply agreement between ALM and Australian Leisure and Hospitality group (ALH) on 13 August 2004 has been taken into account. The agreement generated annual sales for ALM of approximately $140 million in the year ending 30 April 2004 and $41 million in the year ending 30 April 2005;
- The impact of the cessation of the supply agreement between IGA and Franklins in January 2005 has been taken into account. The agreement generated annual sales for IGA of approximately $600 million in the year ending 30 April 2004 and $450 million in the year ending 30 April 2005;
- Ongoing deterioration of convenience store sales resulting from the discount petrol schemes being offered by Woolworths and Coles;
- Organic sales growth at the current underlying growth rate (after adjusting for above factors) as applicable to each of Metcash's business divisions;
- Certain targeted revenue growth strategies applicable to each of Metcash's business divisions – these activities are not discussed in detail in view of their commercial and strategic sensitivity;
- Other applicable growth strategies assumed in the forecast financial information include the following:

  IGA

  - Completion of the IGA channel rebranding and relaunch strategy, further enhancing the market positioning of the IGA brand and its broad, yet distinguishable, retail offerings;
  - Ongoing development of new Supa IGA stores in partnership with customers, targeted to be approximately 45 stores over three years, commencing in the 2005 financial year;
  - Securing an increased share of total grocery customer's purchases, by decreasing the proportion which is currently direct supply from manufacturers and increasing the purchases going through the Metcash warehouse; and
  - Expansion of network of Valu Mart "price impact" stores in partnership with customers.

  ALM

  - Targeted acquisitions in the liquor wholesale market, replacing volume lost due to competitor acquisitions of customers;
  - Further development and expansion of the IBA network as a focused national grouping of liquor retailers operating under a clearly defined brand strategy; and
  - Securing an increased share of suppliers' "direct-to-customer" business.

CCC

- Targeted acquisitions in the confectionery wholesale market in line with the strategy of consolidating a significant presence as a national leader of confectionery supply to the convenience market;
- Expansion of the "street" foodservice network; and
- Targeted cash and carry wholesaler acquisitions.

- Metcash's gross margin has been assumed to be broadly consistent with historical trends. The cost of doing business as a percentage of sales will continue to reduce at a rate consistent with historical trends and reflective of Metcash's ongoing drive to improve supply chain efficiency via targeted technological improvements, such as the implementation of "voice pick" technology into all major distribution facilities. Together, these factors are forecast to result in an improvement in Metcash's EBITA margin over the two years to 30 April 2006.

Cashflow assumptions

- Capital expenditure is forecast to remain at a level consistent with established historical trends;
- Investing activities include expectations of future acquisitions of confectionery wholesalers and other bolt-on acquisitions anticipated in the CCC and ALM businesses; and
- Working capital movement is forecast to reflect current trends. The cashflow impact of loans to customers and early creditor payments which affected the reported operating cashflows for the six months ended 31 October 2004 have not been included in forecast working capital movements as Metcash has assessed these items as one-offs;

1.2.3 Australian IFRS

Metcash has completed a thorough review of the Australian IFRS implications upon its business and are of the opinion that the only significant adjustment from AGAAP prepared accounts will be to reverse amortisation of goodwill in accordance with AASB 3 (Business Combinations).

The impact on the historical statement of financial position as at 31 October 2004 will be to reverse six months of amortisation of goodwill expense of $11 million to retained earnings and adjust the carrying value of goodwill accordingly.

The impact on the forecast statements of financial performance in the years ending 30 April 2005 and 2006 will be to exclude the annual amortisation of assumed goodwill expense of $22 million in deriving the AGAAP results. This will result in a NPAT for the year ending 30 April 2005 of $127 million and 30 April 2006 of $132 million.

1.3 Assumptions relating to Outcomes 1 and 3

There is significant commonality in the assumptions underlying the preparation of the financial information pursuant to each of Outcomes 1 and 3. Accordingly, the assumptions underlying the preparation of the financial information have been allocated into four discrete groups which apply to the Outcomes to the extent shown in the table below:

Assumptions	Outcome 1	Outcome 2	Outcome 3
	Capital Reorganisation Effective but Takeover Offer not successful	Capital Reorganisation not Effective but Takeover Offer successful	Capital Reorganisation Effective and Takeover Offer successful
Assumptions relating specifically to the Capital Reorganisation	✔	n.a.	✔
Assumptions relating specifically to the Takeover Offer	✗	n.a.	✔
Assumptions relating to transaction costs	✔	n.a.	✔
Assumptions relating to funding structure	✔	n.a.	✔

✗ = Assumptions are not relevant for the preparation of the financial information in respect of this Outcome.
✔ = Assumptions are relevant for the preparation of the financial information in respect of this Outcome.

Set out below are the key assumptions relating to each Outcome to the extent indicated in the above table.

IGA DISTRIBUTION, AUSTRALIAN LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION, AUSTRALIA

1.3.1 Assumptions relating specifically to the Capital Reorganisation

The following assumptions relate specifically to the Capital Reorganisation:

- Metcash's standalone financial performance remains unchanged;
- Under AGAAP, pursuant to Newco's acquisition of all shares in Metoz and all the shares in Metcash, excluding shares owned by Metoz, goodwill of up to approximately $1.8 billion arises, representing the difference between the fair value of the assets and liabilities acquired and the consideration paid to Metcash shareholders (excluding Metoz) and the conversion of CULS into Newco Shares. This goodwill is amortised over 20 years;
- Under Australian IFRS (AASB 3 (Business Combinations)) the acquisition of all shares in Metoz and all the shares in Metcash excluding shares owned by Metoz will be treated as a reverse acquisition. On consolidation there is no fair value uplift for the existing assets or liabilities of Metcash as it is deemed the acquiring entity. No goodwill arises under the reverse acquisition, instead the amount paid in cash by Newco for Metoz shares is eliminated against other reserves;
- The acquisition of the shareholding of the existing Shareholders will be effected by a scrip issue of one Newco share for every Metcash Share; and
- For detail in regards to the accounting treatment of the CULS and CUPS refer to Sections 1.4 of Appendix 2.

1.3.2 Assumptions relating specifically to the Takeover Offer

The following assumptions relate specifically to the Takeover Offer:

- Metcash acquires 100% of the shares of Foodland;
- Newco will initially invest $101 million into the limited recourse vehicle that will own the Action Supermarkets. Following the completion of the Takeover Offer, the Action Supermarkets acquired will be transferred into the limited recourse vehicle. It is intended that the Action Supermarkets will be sold to independent retailers within 12 to 18 months of the completion of the Takeover Offer;
- The pro forma statement of financial position of Newco has been prepared assuming all Action Supermarkets have been divested to independent retailers at the same price paid by Metcash. The proceeds from these divestments are assumed to be used firstly to repay the limited recourse Action Facility. Once this is fully repaid, Newco will recoup its investment in the limited recourse vehicle;
- Whilst it is intended that Newco will divest all Action Supermarkets within 12 to 18 months, the forecast of financial performance, cashflows and earning per share calculations for Outcome 3 assume Newco has not recouped any of it $101 million investment by 30 April 2006 or received any return on its equity investment;
- No retail earnings from owning the Action Supermarkets have been assumed in the forecasts;
- Newco supplies all Action Supermarkets whilst owned by the limited recourse vehicle and subsequently when owned by independent retailers following divestment;
- Newco will supply the wholesale equivalent of approximately 60% of the total retail sales of the Action Supermarkets;
- Newco supplies all independent retailers currently being supplied by Foodland in Western Australia;
- Refer to Section 1.9 of Appendix 2 for a detailed breakdown of the bridge from Foodland Wholesale and Action Supermarkets store sales for 2006 to the sales revenue assumed that Newco will derive if the Takeover Offer is successful;
- Growth in Foodland Wholesale sales and Action Supermarkets sales has been sourced from stock broker's forecasts and adjusted where considered appropriate, by Metcash based on Metcash's industry knowledge and expertise;
- Metcash believes the assumed growth of wholesale sales to the Action Supermarkets of approximately 8% per annum from 2004 to 2006 is reasonable due to:
  - Strong population growth expected in Queensland;
  - Benefits from the recent refurbishment and new store program; and
  - Enhanced opportunity to drive growth from implementing the Metcash and IGA business model.

- Metcash believes the assumed relatively flat growth of wholesale sales to the independent retailers that Foodland is currently supplying in Western Australia from 2004 to 2006 is reasonable due to:
  - The relaxation of trading hours in Western Australia; and
  - Improved competitive pricing under the Metcash business model.
- Newco will service Queensland and Northern NSW Action Supermarkets with existing Metcash infrastructure and that no significant new infrastructure investment will be required;
- Newco services independent and Action Supermarkets in Western Australia with the existing Foodland distribution centre and that no significant new infrastructure investment will be required;
- Foodland New Zealand is transferred out of Newco immediately after the successful completion of the Takeover Offer. The forecast statement of financial performance of Newco does not include any earnings from Foodland New Zealand and the pro forma statement of financial position of Newco does not include the assets and liabilities of Foodland New Zealand;
- The EBITA margin earned on the wholesale sales to independent retailers in Western Australia and the Action Supermarkets has been assumed based on Metcash's experience with supplying independent retailers and is not necessarily consistent with Foodland's current wholesale EBITA margins. This EBITA margin reflects operational synergies which are listed below;
- Operational EBITA synergies are assumed to arise as a result of:
  - Improved buying power and rebate revenue;
  - Benefits relating to supply chain and logistics, in particular the cessation of the operations of the Richlands warehouse operated by Foodland Australia;
  - The assumed amalgamation of the general administration, information technology and corporate services functions of Foodland Australia with Metcash's existing operations;
  - The closure of the Melbourne buying office with the relocation of some staff; and
  - The centralisation of the corporate head office function.
- No income is assumed from the Foodland property assets that Metcash will acquire through the Takeover Offer and they are not included in the pro forma statement of financial position for Newco;
- Metcash has recognised a reduction in debt in respect of the property currently held by Foodland Australia which is equal to the book value;
- Restructure costs of $30 million have been assumed as part of the Takeover Offer. These costs have been capitalised in preparing the financial information for the Takeover Offer under AGAAP and expensed as incurred under Australian IFRS;
- The pro forma statement of financial position for Newco has required Metcash to make a number of assumptions in regard to the pro forma statement of financial position of Foodland Wholesale. The methodology for and assumptions used to derive the pro forma statement of financial position for Foodland Wholesale is detailed in Section 1.10 of Appendix 2.

1.3.3 Assumptions relating to transaction costs

The following assumptions relating to transaction costs are applicable to each Outcome:

- Transaction costs relating to debt finance are capitalised and amortised over the period of the debt under AGAAP and Australian IFRS;
- Transaction costs relating to equity raised are deducted from the equity proceeds under AGAAP and Australian IFRS;
- Transaction costs not related to debt or equity are capitalised into the cost of investment as part of the Capital Reorganisation and Takeover Offer under AGAAP and Australian IFRS;
- If either or both the Capital Reorganisation or Takeover Offer are unsuccessful, costs attributable to the unsuccessful event are written off immediately under AGAAP and Australian IFRS; and
- Refer to Section 1.4 of Appendix 2 for details on the treatment of the transaction costs relating to the CULS and CUPS.

IGA DISTRIBUTION, AUSTRALIAN LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION, AUSTRALIA

1.3.4 Assumptions relating to funding structure

The funding structure under each Outcome differs. Details relating to the funding structures for Outcomes 1 and 3 are contained in Section 9.

1.4 Accounting considerations

Detailed below are the key accounting considerations which arise in connection with the Capital Reorganisation and Takeover Offer.

Reverse take-over assessment

If the Capital Reorganisation is Effective, the Metcash Shares owned by all non-Metoz shareholders will be exchanged for Newco Shares. The shares in Metcash owned by a subsidiary of Metoz will be purchased for cash by Newco. Under AGAAP this transaction will be accounted for as an acquisition by Newco, which will be the parent for both legal and accounting purposes, of Metcash.

Under Australian IFRS (AASB 3 (Business Combinations)) this acquisition will be treated as a reverse acquisition since the substance of the transaction is that the existing public shareholders of Metcash will, through Newco, effectively be acquiring Metoz. Metcash will retain operating and financial control and will be treated as the acquirer for accounting purposes. On consolidation by Newco, no goodwill arises on the acquisition by Newco of the Metoz shares and the amount paid in cash by Newco to Metoz shareholders for their shares will be eliminated against other reserves.

Purchase price allocation in connection with Foodland

Metcash management will assess the fair value of the identifiable net assets which have been acquired from Foodland. The difference between the cost of acquisition and the fair value of identifiable net assets acquired under AGAAP will be allocated to goodwill.

Australian IFRS requires a thorough identification of all intangible assets which is considerably more extensive than that required under AGAAP. In preparing the statement of financial position under Outcome 3 Metcash has not allocated any of the purchase price to separately identifiable intangible assets that Foodland may have (such as brands, customer relationships and contracts) on the basis that it has not had access to information other than that which is available in the public domain. To the extent that any intangible assets are identified with a "finite" useful life, these will need to be amortised which will adversely affect forecast earnings.

Australian IFRS also requires any contingent liabilities of Foodland to be recognised on the opening consolidated balance sheet and eliminated against goodwill on consolidation.

The final allocation of the purchase price to the fair value of the identifiable net assets which have been acquired will not be finalised prior to the issue of this Prospectus as access to the detailed accounting and other information of the company is not possible. Subsequent to acquisition, any change in the value of Foodland's assets and liabilities at the date of acquisition will be matched by a corresponding decrease or increase in goodwill and there will be no impact on the cashflows of Newco or Metcash.

Retained earnings and payment of dividends

Under Australian IFRS, the retained earnings of Newco may be negative. Newco will be reliant on profits earned subsequent to the Effective Date of the Capital Reorganisation in order to be able to pay future dividends.

Future financial performance presented under Australian IFRS may be significantly impacted by future changes to those standards and their application to the preparation of financial information. This may introduce considerable volatility into the future reported results of Newco thereby adversely impacting distributable earnings. This issue is not specific to Newco and similar issues are likely to apply to other companies reporting under Australian IFRS.

Impact of tax consolidations

Foodland became a consolidated group for tax purposes for the financial year ending 1 August 2004. Metcash has elected to become a consolidated group for tax purposes for the financial year ending 30 April 2004. Accordingly where Metcash consolidated group acquires the Foodland consolidated group, there should be no deconsolidation event for Foodland and thus there should be no adverse tax consequences. Foodland will be tax consolidated with Metcash upon acquisition and the tax values of Foodland will be reset to be broadly consistent with the purchase price allocation under AGAAP. However, any tax consolidation impact upon the acquisition of Foodland can only be finalised once Metcash has access to the detailed tax and accounting records and other information of Foodland.

Treatment of CULS and CUPS

CULS

Accounting classification

For statutory accounting purposes, the classification between debt and equity of the CULS issued by Metcash is undertaken at the date of issue. This classification will impact the treatment of all associated issuance and transaction costs.

Under both AGAAP and Australian IFRS the CULS will be classified as debt by Metcash at initial recognition. This is on the basis that the outcome of the Scheme is outside the control of Metcash or the holder of the CULS and that redemption is required in cash if the Capital Reorganisation is unsuccessful. The CULS will remain classified as debt on the statement of financial position until either redeemed or converted or an event occurs which results in the issuer becoming obliged to mandatorily convert the CULS into a fixed number of ordinary shares of Newco. When such an event occurs the portion of the CULS to which the event relates will be affected. The pro forma statements of financial position are presented on the basis that the CULS have been redeemed and/or converted to equity as envisaged under the various Outcomes.

Transactions costs

On the basis that the CULS have been classified as debt on initial recognition, all associated issuance and transaction costs (such as underwriting fees) will be recorded on the statement of financial position under AGAAP and Australian IFRS.

Under AGAAP, if the Capital Reorganisation is successful, the costs are presented as an asset and amortised to the statement of financial performance over the term of the CULS (up to nine months after they are issued). In the event the Capital Reorganisation is not successful, the costs are expensed to the statement of financial performance at that date. When an event occurs which results in a portion of the CULS either being reclassified as equity or redeemed, it is expected the transaction costs will continue to be written off over the term of the CULS (up to nine months after they are issued).

Under Australian IFRS, the costs are netted off against the CULS liability and expensed to the statement of financial performance between the date of issue and the date on which the Scheme is voted on, effectively representing an immediate write-off.

Redemption Premium

A premium is payable on the redemption of CULS. This must be expensed to the statement of financial performance under AGAAP and Australian IFRS as it relates to the portion of any CULS that remain classified as debt at that date.

Forecast financial information

The forecast financial information has been prepared on the basis that the result on the Capital Reorganisation and Takeover Offer is unknown until 1 May 2005 and hence, unlike the statutory accounting position it is assumed related funding transaction costs are incurred on 1 May 2005. Accordingly, the issuance, transaction costs and redemption fees in connection with the CULS are expensed to the statement of financial performance in the year ending 30 April 2006 under the various outcomes included in this Section in accordance with both AGAAP and Australian IFRS. Therefore, the actual financial results of Newco for the year ending 30 April 2006 will differ from those presented in Section 9 and Appendix 2.

CUPS

Accounting classification

The terms of the CUPS allow for the holder to request conversion, at which time the issuer can choose to convert them into a variable number of shares in Newco or redeem for cash at a fixed amount. The issuer can also redeem the CUPS at any time prior to conversion.

Under AGAAP a financial instrument with these terms is classified as equity on the basis that conversion is at the option of the holder. The manner in which the conversion could be settled by the issuer does not impact this classification. Under Australian IFRS, classification of the CUPS would be debt on initial recognition on the basis that the issuer has the option to redeem the CUPS for cash of a fixed amount or to settle for a variable number of shares. In the event they are converted into ordinary shares in Newco, the CUPS will be classified as equity.

IGA DISTRIBUTION, AUSTRALIAN LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION, AUSTRALIA

Transaction costs

On the basis that the CUPS have been classified as equity under AGAAP, any underwriting fees are netted off against equity. Under Australian IFRS, underwriting fees are amortised to the statement of financial performance over the shorter of the expected life of the CUPS or the first reset date.

Dividend payments

Under AGAAP dividend payments are classified as a preference dividend. Under Australian IFRS these payments are classified as interest expense.

Redemption Premium

Under AGAAP, any redemption payments are classified as a preference dividend. Under Australian IFRS these payments are classified as interest expense.

Forecast financial information

The forecast financial information has been prepared on the basis that the result on the Capital Reorganisation and Takeover Offer is unknown until 1 May 2005 and hence, unlike the statutory accounting position it is assumed related funding transaction costs are incurred on 1 May 2005. Accordingly, the issuance, transaction costs and redemption fees in connection with the CUPS are expensed to the statement of financial performance in the year ending 30 April 2006 under the various outcomes included in this Section in accordance with AGAAP. The funding related transaction costs have been expensed through the statement of financial performance in the year ending 30 April 2006 for the purposes of the Australian IFRS disclosures. Therefore, the actual financial results of Newco for the year ending 30 April 2006 will differ from those presented in Section 9 and Appendix 2.

1.5 Differences between AGAAP and Australian IFRS

Metcash management has completed a review of the impact of Australian IFRS upon the financial results for Metcash standalone. Metcash management has relied upon publicly available information to assess the likely impact of Australian IFRS on the financial results of Foodland. Metcash has not had access to information on Foodland other than that which is available in the public domain. The information below sets out the significant differences between AGAAP and Australian IFRS as identified by Metcash management using information which is currently available, as they impact Metcash, Foodland and Newco as the case may be. Whilst Metcash management has been diligent in its review of publicly available information, Metcash makes no assurance that they have identified all required disclosure and presentation differences between AGAAP and Australian IFRS.

Summary of differences between AGAAP and Australian IFRS

The following table summarises the effect of significant differences between AGAAP and Australian IFRS on Metcash, Foodland and Newco.

Metcash standalone	Foodland standalone*	Newco	
		Outcome 1	Outcome 3
Restructuring costs	None	None	$30m costs have been expensed in preparing the Australian IFRS forecast consolidated statement of financial performance
Goodwill	Reversal of amortisation expense of $22m. Impairment test of goodwill required annually	Reversal of amortisation expense of $43m. Impairment test of goodwill required annually	No goodwill arises under the Capital Reorganisation. Goodwill arising from the Takeover Offer is not amortised but assessed for impairment annually
Deferred taxes	No material effect	No material effect	No material effect
Impairment of assets		Reliable assessment not yet possible	
Employee benefits	None	Liability will be recognised in connection with a defined benefits fund which is currently underfunded by $0.5m. Adjusted against retained earnings	$0.5m Foodland liability has been taken into account in preparing the Australian IFRS pro forma consolidated statement of financial position
Acquired contingent liabilities	None	$25.5m in respect of outstanding assessments, including penalties and interest as a result of amended assessments from the Australian Tax Office, that are currently being contested to be adjusted against retained earnings	$25.5 Foodland contingent liability has been taken into account in preparing the Australian IFRS pro forma consolidated statement of financial position
Pre-opening expenses	None	$4.6m (pre tax) of unamortised expenses to be adjusted against retained earnings	These related wholly to Action Supermarkets which are not included in the pro forma statement of financial position
Share based payments	None	Reliable assessment not yet possible	
Financial instruments	None	Most hedges are expected to be cashflow hedges. Processes are under review to determine the extent of any embedded derivatives and hedge accounting	Metcash will implement appropriate arrangements to hedge its exposure to interest rate movements

* *Sourced from Foodland's Annual Report 2004*

Further detail of differences between AGAAP and Australian IFRS

Restructuring costs

Under AGAAP, provided certain conditions are met, restructure costs can be included as part of the cost of acquisition and thus effectively applied against the goodwill of businesses acquired. Under Australian IFRS restructure costs are expensed when the cost is incurred and only included as part of the cost of acquisition when the acquiree has an existing liability for restructuring at the date of acquisition.

Goodwill

Under AGAAP, goodwill is amortised over the useful life of the assets acquired, not exceeding 20 years, resulting in an annual charge for amortisation of goodwill. Under Australian IFRS (AASB 138 (Intangibles) and AASB 136 (Impairment of Assets)), goodwill will be allocated to the smallest "cash generating unit", capitalised and be subject to an annual impairment test. Thus, rather than being amortised over a predetermined period, goodwill will be tested for impairment on an annual basis. Where impairment is identified, the carrying value of goodwill will be written down and profit reported for the period reduced accordingly.

Deferred taxes

Under AGAAP the tax effect of items of income and expense that are recognised in the statement of financial performance in one period but are taxable or deductible in other periods are included in the calculation of the accounting income tax expense and reflected as deferred tax assets and liabilities in the statement of financial position.

Australian IFRS introduces a balance sheet method of accounting for taxation. Under this approach, deferred tax is calculated as the tax expected to be payable or recoverable on differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Therefore, if an asset was held at valuation with changes in fair value recognised in an asset revaluation reserve, no deferred tax liability would be recognised under AGAAP but a deferred tax liability would be recognised under Australian IFRS.

Impairment of assets

Under AGAAP the recoverable amount of an asset is determined as the amount that is expected to be recovered through cash inflows and outflows from the continued use and subsequent disposal of the asset, on the basis of discounted or undiscounted future cashflows. For this purpose, Metcash and Foodland currently discount future cashflows at the weighted average costs of capital and risk free rate respectively. Under Australian IFRS (AASB 136 (Impairment of Assets)), "recoverable amount" is determined as the higher of net selling value and value in use, determined by discounting cashflows at an asset-specific discount rate. Reliable estimation of the future financial effects of this change in accounting policy is currently impracticable because the conditions under which impairment will be assessed are not yet known.

Employee benefits

Under Australian IFRS (AASB 119), employer sponsors are required to recognise the net surplus or deficit in their employer-sponsored defined benefit superannuation funds as an asset or liability, respectively with the year on year movement to be expensed to the statement of financial performance or adjusted against equity. Under AGAAP, a surplus or deficit is not required to be recognised as an asset or liability respectively.

Acquired contingent liabilities

Under AGAAP, contingent liabilities of the acquiree are not specifically recognised at the date of acquisition as they do not meet the qualifying requirements of a liability under AGAAP (i.e. that it is probable that any associated resources embodying economic benefits will flow from the acquirer, and a reliable measure is available of their cost or fair value). Under Australian IFRS, contingent liabilities of the acquiree should be identified and recognised at their fair value on the consolidated statement of financial position at the acquisition date and at each subsequent reporting date.

- **Pre opening expenses**

Under Australian IFRS (AASB 138 (Intangible assets)), costs incurred in the start-up phase of a newly acquired, constructed or refurbished store must be expensed. Under AGAAP pre opening expenses have been capitalised and amortised on a straight line basis over 12 months following the commencement of trading.

- **Share based payments**

Under Australian IFRS (AASB 2 (Share Based Payments)) employers are required to determine the fair value of shares issued to employees as remuneration and recognise this as an expense in the statement of financial performance. This applies to both option and share based forms of equity based remuneration. Under AGAAP, shares issued to employees as remuneration do not need to be expensed.

- **Financial instruments**

Under Australian IFRS (AASB 139 (Financial Instruments – Recognition and Measurement)) requires all derivative contracts, whether used as hedging instruments or otherwise, to be recognised and measured at fair value. Unless detailed hedge accounting requirements are met, movements in fair value of these contracts must be taken to the statement of financial performance. AASB 139 also introduces the concept of embedded derivatives and requires the identification, recognition and measurement of derivatives embedded within host contracts. Embedded derivatives are required to be fair valued and movements reported in the statement of financial performance. AGAAP is not specific about the treatment of such financial instruments.

- **Transaction costs relating to the raising of debt**

Under both AGAAP and Australian IFRS, transaction costs relating to debt finance are deducted from the net proceeds received and amortised over the period of the debt using the effective interest method.

1.6 Consistency of accounting policies between Metcash and Foodland

The principal accounting policies adopted by Metcash are set out in detail in their financial statements for the year ended 30 April 2004. Metcash management has conducted a review of the accounting policies of Foodland, as disclosed in Foodland's 2004 annual report, for consistency with the accounting policies of Metcash. No significant differences were noted based upon the information available.

IGA DISTRIBUTION, AUSTRALIAN LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION, AUSTRALIA
IGA DISTRIBUTION, AUSTRALIAN LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION, AUSTRALIA

1.7 Detailed reconciliation of statement of financial position for Outcome 1 – Capital Reorganisation Effective but Takeover Offer unsuccessful

Set out below is a detailed reconciliation of the statement of financial position of Newco including further detail on the adjustments relating to Australian IFRS.

	31-Oct-04 AGAAP				31-Oct-04 Australian IFRS
$ million	**Metcash standalone**	**Funding transaction and restructure costs**	**Capital Reorganisation**	**Newco**	**Newco**
Current assets					
Cash	19	1,125[1]	(1,125)[2]	19	19
Inventory	428			428	428
Accounts receivable	694			694	694
Other	9			9	9
Total current assets	**1,150**	**1,125**	**(1,125)**	**1,150**	**1,150**
Non-current assets					
Accounts receivable	10			10	10
PP&E	129			129	129
Intangibles	236	16	1,660	1,912[3]	247[4]
Other	5			5	5
Total non-current assets	**380**	**16**	**1,660**	**2,056**	**391**
Total assets	**1,530**	**1,141**	**535**	**3,206**	**1,541**
Current liabilities					
Debt	86			86	86
Accounts payable	881			881	881
Other	44			44	44
Total current liabilities	**1,011**			**1,011**	**1,011**
Non-current liabilities					
Debt	16	516[1]		532	532
Other	19			19	19
Total non-current liabilities	**35**	**516**		**551**	**551**
Total liabilities	**1,046**	**516**		**1,562**	**1,562**
Net assets	**484**	**626**	**535**	**1,644**	**(21)**

Consolidation adjustments

Note 1

The funding for Outcome 1 is sourced as follows:

	$ million
Debt	
Senior debt	527
Less debt related transaction costs	(11)
	516
Other	
CULS[b]	372
Cash	291
Less CULS Redemption Premium[a]	(9)
Less other transaction costs	(45)
	609
Net funds	**1,125**

Notes
a Redemption Premium on CULS net of any interest assumed to be earned/saved
b Subsequent to conversion to ordinary shares

Note 2

Represents gross purchase consideration for acquisition of Metoz

Note 3

The goodwill generated on consolidation in Newco is as follows:

	$ million
Consideration[a]	2,305
Conversion of CULS to Newco ordinary equity[b]	486
Less fair value of net assets acquired[c]	(879)
	1,912

Notes
a Comprises consideration of approximately $1.2 billion for the purchase of the shares of existing Metcash shareholders and $1.1 billion for the purchase of Metoz including acquisition expenses of $16 million.
b Conversion of CULS into Newco ordinary equity at $3.32
c Metcash are of the opinion that the fair value of assets equals the book value. This represents:

	$ million
Net assets of Metcash standalone	484
Placement	263
CULS	348
SPP	21
Less existing Metcash goodwill	(237)
	879

Australian IFRS adjustments

Note 4

	$ million
AGAAP goodwill	1,912
Reversal of goodwill under reverse takeover	(1,676)
Reversal of goodwill amortisation (six months to 31 October 2004)	11
Australian IFRS Goodwill	**247**

1.8 Detailed reconciliation of statement of financial position for Outcome 3 – Capital Reorganisation Effective and Takeover Offer successful

Set out below is a detailed reconciliation of the statement of financial position for Newco including further detail on the adjustments relating to Australian IFRS.

	31-Oct-04 AGAAP								31-Oct-04 Australian IFRS
$ million	**Metcash standalone**	**Foodland Wholesale**	**Funding, transaction and restructure costs**	**Capital Reorgan-isation**	**Takeover Offer**	**Action Super-markets[3]**	**Property[3]**	**Newco**	**Newco**
Current assets									
Cash	19	6	1,971[1]	(1,125)[2]	(846)[3]			25	25
Inventory	428	95						523	523
Accounts receivable	694	72						766	766
Other	9	4			336[3]	(336)[3]		13	13
Total current assets	**1,150**	**177**	**1,971**	**(1,125)**	**(510)**	**(336)**		**1,327**	**1,327**
Non-current assets									
Accounts receivable	10							10	10
PP&E	129	53					(36)[3]	146	146
Intangibles	236[4]	9[4]	68[4]	1,767	303			2,382[4]	606[5]
Other	5	77						82	82
Total non-current assets	**380**	**139**	**68**	**1,767**	**303**		**(36)**	**2,620**	**844**
Total assets	**1,530**	**316**	**2,039**	**642**	**(207)**	**(336)**	**(36)**	**3,947**	**2,171**

	31-Oct-04 AGAAP								31-Oct-04 Australian IFRS
$ million	Metcash standalone	Foodland Wholesale	Funding, transaction and restructure costs	Capital Reorgan-isation	Takeover Offer	Action Super-markets[3]	Property[3]	Newco	Newco
Current liabilities									
Debt	86							86	86
Accounts payable	881	107						988	988
Other	44							44	44
Total current liabilities	**1,011**	**107**						**1,118**	**1,118**
Non-current liabilities									
Debt	16		976[1]			(336)	(36)	620	620
Accounts payable	–	2						2	2
Other	19							19	45[6]
Total non-current liabilities	**35**	**2**	**976**			**(336)**	**(36)**	**641**	**667**
Total liabilities	**1,046**	**109**	**976**			**(336)**	**(36)**	**1,759**	**1,785**
Net assets	**484**	**207**	**1,063**	**642**	**(207)**	**0**	**0**	**2,188**	**385**

Consolidation adjustments

Note 1

The funding for Outcome 3 is sourced as follows:

	$ million
Debt	
Senior debt	756
Action Facility	235
Less debt related transaction costs	(15)
	976
Other	
CUPS[a]	50
CULS[a]	744
Cash	291
Less other transaction costs	(60)
Less restructure costs	(30)
	995
Net funds	**1,971**

Note

a Subsequent to conversion to ordinary shares

IGA DISTRIBUTION, AUSTRALIAN LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION, AUSTRALIA
IGA DISTRIBUTION, AUSTRALIAN LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION, AUSTRALIA

Note 2

Represents gross purchase consideration for acquisition of Metoz.

Note 3

Refer to the detailed notes 4 and 5 for Outcome 3.

Note 4

The goodwill generated on consolidation in Newco is as follows:

	$ million
Consideration for the Capital Reorganisation[a]	2,341
Conversion of CULS to Newco ordinary equity[b]	972
Less fair value of net assets recovered[c][d]	(1,547)
	1,766
Consideration for the Takeover Offer	846
Less fair value of Action Supermarkets[e]	(336)
Less fair value of net assets of Foodland Wholesale Acquired	(207)
	303
Existing Foodland Wholesale goodwill	9
Existing Metcash goodwill	236
Restructure costs	30
Non-debt or equity related transaction costs	38
	2,382

Notes

a Comprises consideration of approximately $1.2 billion for the purchase of the shares of existing Metcash shareholders and $1.1 billion for the purchase of Metoz

b Conversion of CULS into Newco ordinary equity at $3.32

c Metcash are of the opinion that the fair value of assets equals the book value (see table below)

d Metcash has assumed that the fair value of assets equals the book value

e The assets, liabilities and associated funding relating to the Action Supermarkets are held in a limited recourse vehicle for the purposes of divestment.

	$ million
Net assets of Metcash standalone	484
Placement	263
CULS	729
SPP	21
CUPS	50
	1,547

Australian IFRS adjustments

Note 5

	$ million
AGAAP Intangible assets	2,382
Reversal of goodwill which does not arise under Australian IFRS	(1,766)
Reversal of goodwill amortisation (six months to 31 October 2004)	11
Contingent liabilities	25
Non-debt or equity-related transaction costs relating to Capital Reorganisation	(16)
Write-off of restructure costs	(30)
	606

Note 6

A contingent liability for Foodland taxation matters of $25.5 million is recognised as a liability in accordance with Australian IFRS. This has an impact of increasing the goodwill arising on the acquisition of Foodland.

1.9 Reconciliation of Metcash incremental sales for Takeover Offer

Below is a breakdown of the incremental sales Newco is forecast to generate as a result of the Takeover Offer.

Newco incremental sales $ million	30-Apr-06 Forecast
Sales	
Sales from supplying Action Supermarkets	917
Foodland Wholesale external sales	1,041
Total Incremental sales to Newco from acquiring Foodland	**1,959**
Forecast sales of Action Supermarkets	1,529
Assumed Metcash Wholesale % of Action Supermarkets retail sales	60%
Sales from supplying Action Supermarkets	917

Newco total sales $ million	30-Apr-06 Forecast
Metcash standalone sales	7,232
Total incremental sales to Metcash from acquiring Foodland	1,959
Newco total sales	**9,191**

IGA DISTRIBUTION, AUSTRALIAN LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION, AUSTRALIA

1.10 Foodland Australia standalone

Financial performance

Set out below is the historical financial information for Foodland Australia's two major divisions, Action Supermarkets and Foodland Wholesale for the years ending 3 August 2003 and 1 August 2004.

	AGAAP	
	03-Aug-03	01-Aug-04
	Historical	
Sales		
Action Supermarkets	1,209	1,330
Foodland Wholesale external sales	1,002	1,001
Total	**2,211**	**2,331**
Sales growth %		5.4%
EBITA		
Action Supermarkets	36	39
Foodland Wholesale	51	45
EBITA pre corporate costs	**87**	**84**
EBITA margin pre corporate costs	3.9%	3.6%
Corporate costs	(4)	(4)
EBITA post corporate costs	**83**	**80**
EBITA margin post corporate costs	3.8%	3.4%
Capital expenditure	62	84

Foodland Australia historical performance assumptions

Sales and EBITA attributable to the Action Supermarkets chain are assumed to be equivalent to Australia Supermarket sales in the segment note to Foodland's annual report for the year ending 1 August 2004. Foodland Wholesale sales and EBITA reflects the Australia Franchise & Supply segment per the segment note in Foodland's annual report for the year ending 1 August 2004.

Unallocated historical corporate costs in the segment note to Foodland's annual report for the year ending 1 August 2004 ($10.1 million in 2004 and $9.8 million in 2003) have been applied against the Foodland Australia standalone and Foodland New Zealand standalone operations in proportion to gross revenue of each operation. Metcash understands that Foodland allocates a proportion of corporate costs directly to its business segments. Metcash has assumed these corporate costs have been allocated in a manner that is consistent with business segment use and activity.

Historical EBITA reflected in the above table excludes property income and profits/(losses) on sale of property as reflected in the segment note to Foodland's annual report for the year ending 1 August 2004.

Historical capital expenditure has been sourced from the business segment commentary of Foodland's annual report for the year ending 1 August 2004, with any additional group capital expenditure initiatives disclosed in other public information being attributed to Foodland Australia on a basis broadly consistent with the Foodland Australia and Foodland New Zealand sales split.

Statement of financial position

	AGAAP		
	01-Aug-04 Historical		
	Foodland Associated Limited	Foodland Australia	Foodland Australia Wholesale
Current assets			
Cash	59	23	6
Inventory	412	202	95
Accounts receivable	229	75	72
Other	(60)	9	4
Total current assets	**640**	**309**	**177**
Non-current assets			
PP&E	451	180	53
Intangibles	722	147	9
Other	131	107	77
Total non-current assets	**1,304**	**433**	**139**
Total assets	**1,944**	**742**	**316**
Current liabilities			
Accounts payable and other	486	240	107
Total current liabilities	**486**	**240**	**107**
Non-current liabilities			
Debt	425	0	0
Accounts payable and other	20	10	2
Total non-current liabilities	**445**	**10**	**2**
Total liabilities	**931**	**250**	**109**
Net assets	**1,013**	**492**	**207**

Foodland Australia's statement of financial position assumptions

The pro forma statement of financial position above has been prepared on the basis of information disclosed in Foodland's annual report for the year ending 1 August 2004 in order to reflect Metcash management's best estimate of Foodland Australia as a standalone operation.

The pro forma information provided above is based on the statement of financial position disclosed in note 28 of Foodland's annual report for the year ending 1 August 2004, which separately discloses all Australian controlled entities, with the following adjustments:

- To the extent practicable, removal of all intercompany balances and other items that should eliminate on consolidation of the Foodland group (in order to present Foodland Australia as a standalone operation); and
- Other adjustments required to reflect information that is consistent with the Australian segment assets represented in the segment note of Foodland's annual report for the year ending 1 August 2004 and other disclosed amounts.

IGA DISTRIBUTION, AUSTRALIAN LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION, AUSTRALIA

Metcash has assumed that this provides a reasonable estimate of the financial position of Foodland Australia as a standalone operation without property investments. We note that segment asset information provided in Foodland's annual report for the year ending 1 August 2004 has not been provided by statement of financial position breakdown. In addition, the segment note does not split liabilities by geographic segment. Accordingly, the statement of financial position above necessarily contains some estimates. Metcash does not make any representation or warranty, express or implied, as to the accuracy or completeness of the pro forma statement of financial position above. Further information relating to the financial position of Foodland Australia as a standalone operation may be included in Foodland's target statement in relation to the Takeover Offer which will be sent to Foodland shareholders directly by Foodland and will be publicly liable.

Foodland Australia Wholesale statement of financial position assumptions

Metcash has estimated the Foodland Australia Wholesale standalone proportion of the pro forma Foodland Australia standalone statement of financial position based on the Foodland parent company statement of financial position reflected in Foodland's annual report for the year ending 1 August 2004. The parent entity incorporates the Foodland group's Australian wholesale operations (its principal activities are listed as Chief entity/Wholesale). Metcash has adjusted this statement of financial position for the following items:

- To the extent practicable, removal of all intercompany balances and other items that should eliminate on consolidation of the Foodland group (in order to present Foodland Wholesale Australia as a standalone operation); and
- Other adjustments required to reflect segment assets that are consistent with the Australia Franchise and Supply segment per the segment note in Foodland's annual report for the year ending 1 August 2004 and other disclosed amounts.

Metcash notes that segment asset information provided in Foodland's annual report for the year ending 1 August 2004 has not been provided by statement of financial position breakdown. In addition, the segment note does not split liabilities by geographic segment. Accordingly, the statement of financial position above necessarily contains some estimates. Metcash does not make any representation or warranty, express or implied, as to the accuracy or completeness of the pro forma Foodland Australia Wholesale statement of financial position above. Further information relating to these items may be included in Foodland's target statement in relation to the Takeover Offer which will be sent to Foodland shareholders directly by Foodland and will be made publicly available.

1.11 Exchange Ratio Adjustment

The 2.44 Exchange Ratio will be adjusted as the CULS is a pro rata issue. The Exchange Ratio will be adjusted in accordance with the following formula:

$$2.44 \times \frac{\text{5 day VWAP of Metcash shares immediately prior to Ex-Rights Date}}{\text{5 day VWAP of Metcash shares including and immediately after Ex-Rights Date}}$$

Where:

VWAP = volume weighted average price

Ex-Rights Date = the date Metcash Shares go ex-rights with respect to the CULS

Appendix 6

GLOSSARY

$ or **cent**	Australian dollar or cent
AASB	The Australian Accounting Standards Board
ACCC	Australian Competition and Consumer Commission
Acceptance Form	The personalised acceptance form accompanying this Prospectus (when provided to an Eligible Retail Shareholder) or such other form approved by Metcash
Action Facility	A $235 million, 18 month limited recourse facility to facilitate the funding of the Action Stores
AEST	Australian Eastern Standard Time or Australian Eastern Summer Time, whichever is applicable
AGAAP	Australian Generally Accepted Accounting Principles
Aggregate Acquisition Cost to Newco	$2.92 per Metcash Share held by Metoz, being the aggregate of the Metoz Consideration and the amount required to repay Metoz's Net Liabilities
ALH	Australian Leisure and Hospitality Group
Allocation	The allocation of CULS in respect of Applications received after 24 February 2005 and on or before the Closing Date
ALM	Australian Liquor Marketers
Announcement	Metcash's public announcement on 6 December 2004 of its proposed Capital Reorganisation and Takeover Offer
ANZ	Australia and New Zealand Banking Group Limited (ABN 11 005 357 522)
Applicant	Person who submits a valid Acceptance Form pursuant to this Prospectus
Application	An application to subscribe for CULS under this Prospectus
Application Monies	Monies received from Applicants in respect of their Applications
ASIC	Australian Securities and Investments Commission
ASTC	ASX Settlement and Transfer Corporation Pty Ltd
ASTC Settlement Rules	Settlement rules of ASTC as amended or replaced from time to time
ASX	Australian Stock Exchange Limited (ACN 008 624 691), or the stock market conducted by Australian Stock Exchange Limited, as the context requires
ATO	The Australian Taxation Office
Australian IFRS	Australian equivalent to International Financial Reporting Standards as issued by the AASB
Bidder's Statement	The bidder's statement dated 21 January 2005 prepared by Metcash for the Takeover Offer under Part 6.5 of the Corporations Act
Board	The Board of Metcash unless otherwise stated
Business Day	This has the same meaning given to it in the Terms of Issue in Appendix 1
Capital Reorganisation	The capital reorganisation to be effected by means of the Metcash Share Scheme and the Metoz Scheme under which, amongst other things, subject to the Metcash Share Scheme becoming Effective and the Metoz Scheme becoming Effective: (a) Newco will acquire all Metcash Shares held by Scheme Shareholders in exchange for the issue by Newco of Newco Shares to such Scheme Shareholders; (b) Newco will purchase all of the issued shares in Metoz Holdings for cash; and (c) if the Metcash Option Scheme becomes Effective, all Metcash Options will be cancelled in consideration for the issue by Newco of Newco Options to Scheme Optionholders

CCC	Campbells Cash & Carry
CHESS	Clearing House Electronic Sub-register System
Closing Date	The last date that Applications will be accepted, which is 15 March 2005 unless extended
Conversion Date	This has the same meaning given to it in the Terms of Issue in Appendix 1
Corporations Act	Corporations Act 2001 (Cwlth)
Court	The Supreme Court of New South Wales
C-Store distribution	Convenience Store Distribution
CULS	The convertible unsecured subordinated redeemable loan notes issued or to be issued by Metcash under the Terms of Issue
CUPS	Convertible undated preference shares
Deutsche Bank	Deutsche Bank AG (ABN 13 064 165 162)
Director	A director of Metcash or Newco as the context requires
DRP	Dividend reinvestment plan
EBIT	Earnings before interest and taxation
EBITA	Earnings before interest, taxation and amortisation
EBITDA	Earnings before interest, taxation, depreciation and amortisation
Effective	When used in relation to: (a) a Metcash Scheme, means the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) in relation to that Metcash Scheme; (b) the Metoz Scheme, means the coming into effect of the Metoz Scheme pursuant to section 311 of the Companies Act No. 61 of 1973 (South Africa); and (c) the Capital Reorganisation, means the Metcash Schemes and Metoz Scheme becoming "Effective" in the manner described in (a) and (b) above
Effective Date	When used in relation to: (a) a Metcash Scheme, means the date on which an office copy of a Court order under section 411(4)(b) of the Corporations Act approving that Scheme is lodged with ASIC; and (b) the Metoz Scheme, means the date on which the order of the High Court of South Africa approving the Metoz Scheme is lodged with the South African Registrar of Companies
Election CULS	This has the same meaning given to it in the Terms of Issue in Appendix 1
Eligible Institutional Shareholders	Institutional Investors who, to Metcash's knowledge, hold Metcash Shares either directly or through nominees on or before the Record Date and to whom the Lead Manager and Underwriter extends an offer under the Institutional Offer
Eligible Retail Shareholders	An Eligible Shareholder who is not an Eligible Institutional Shareholder
Eligible Shareholders	Shareholders recorded on Metcash's share register on 22 February 2005 at 5.00pm Sydney time: (a) with a registered address in Australia or New Zealand; or (b) who are Institutional Investors
EPS	Earnings per share pre-goodwill amortisation and amortisation of non-recurring transaction costs and restructure costs

Equity Placement	The issue of 89,850,000 ordinary shares by Metcash under an institutional placement on 6 December 2004
Events of Default	This has the same meaning given to it in the Terms of Issue in Appendix 1
Exchange Ratio	2.44 Metcash A Shares for each Foodland Share if the Metcash A Share Alternative is chosen, subject to the adjustment set out in the Bidder's Statement
Extended Maturity Date	The date that is nine months following the Issue Date
Extraordinary General Meeting	The extraordinary general meeting of Metcash Shareholders to be held for the purpose of considering, and if thought fit passing, the Resolutions
Foodland	Foodland Associated Limited (ABN 13 008 667 650)
Foodland Australia	The Australian business carried on by Foodland and its subsidiaries
Foodland New Zealand	The New Zealand businesses carried on by Foodland and its subsidiaries
Foodland Shareholder	A person registered in the register of members of Foodland as a holder of Foodland Shares from time to time
Foodland Shares	Fully paid ordinary shares in Foodland
Government Agency	A government or a governmental, semi-governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity
GST	The meaning given in the *A New Tax System (Goods and Services Tax) Act 1999* (Cwlth)
Holders	A holder of CULS from time to time
IBA	Independent Brands Australia
IGA	IGA Distribution
Implementation Agreement	This has the same meaning given to it in the Terms of Issue in Appendix 1
Implementation Date	In relation to a Scheme, the date one Business Day following the Scheme Record Date
Income Tax	Any tax which is assessed, levied, imposed or collected on income or capital gains by or on behalf of any Government Agency and includes any interest, fine, penalty, charge, fee or other amount imposed in respect of the above
Independent Accountant's Report	The independent accountant's report prepared by PricewaterhouseCoopers Securities Limited set out in Section 10 of this Prospectus
Independent Directors	The directors of Metcash other than those who are also directors of Metoz Holdings
Ineligible Shareholders	Shareholders recorded on Metcash's share register on 22 February 2005 at 5.00pm Sydney time other than Eligible Institutional Shareholders or Eligible Retail Shareholders
Institutional Bookbuild	The process conducted by the Lead Manager and Underwriter and Metcash as described in Section 2.3.2
Institutional Bookbuild Price	The final price achieved in the Institutional Bookbuild, as determined by the Lead Manager and Underwriter in consultation with Metcash
Institutional Investors	Institutional investors in Australia or other jurisdictions selected by Metcash, being persons to whom offers and invitations in relation to CULS may be made in accordance with all applicable legislation and securities laws without the need for a lodged or registered disclosure document
Institutional Offer	The offer of CULS to Eligible Institutional Shareholders (see Section 2.3.1)

Issue Date	This has the same meaning given to it in the Terms of Issue in Appendix 1
Issue Price	$2.54 per CULS
Issuer	Metcash Trading Limited (ABN 61 000 031 569)
Lead Manager and Underwriter	Deutsche Bank AG (ABN 13 064 165 162)
Listing Rules	The listing rules of ASX as amended or replaced from time to time
M & GM	M & GM Investments Pty Ltd (ABN 30 101 563 348)
Maturity Date	This has the same meaning given to it in the Terms of Issue in Appendix 1
Metcash	Metcash Trading Limited (ABN 61 000 031 569)
Metcash A Share Alternative	The 2.44 Metcash A Share alternative as an alternative to $7.18 in cash under the Takeover Offer as adjusted in the Bidder's Statement
Metcash A Shares	Preference shares in Metcash which have a preferential right to the same dividends as Metcash Shares and which are proposed to be issued by Metcash to Foodland Shareholders if they choose the Metcash A Share Alternative as part of the consideration for the Takeover Offer
Metcash Options	Options to subscribe for a Metcash Share granted under the Option Plan, individually a Metcash Option
Metcash Option Scheme	The scheme of arrangement pursuant to Part 5.1 of the Corporations Act to be made between Metcash and Scheme Optionholders in respect of the Metcash Options, as described in the Scheme Booklet, subject to any alteration or condition made or required by the Court pursuant to section 411(6) of the Corporations Act
Metcash Option Scheme Meeting	The scheme meeting of Optionholders to consider, and if thought fit approve, the Metcash Option Scheme
Metcash Schemes	The Metcash Share Scheme and the Metcash Option Scheme
Metcash Share	A fully paid ordinary share in Metcash Trading Limited (ABN 61 000 031 569)
Metcash Share Scheme	The scheme of arrangement pursuant to Part 5.1 of the Corporations Act to be made between Metcash and Scheme Shareholders as described in the Scheme Booklet, subject to any alterations or conditions made or required by the Court pursuant to section 411(6) of the Corporations Act
Metcash Share Scheme Meeting	The scheme meeting of Shareholders (other than Metoz) to consider, and if thought fit approve, the Metcash Share Scheme
Metoz	Metoz Holdings and its wholly-owned subsidiaries, Pinnacle Holdings Limited, a Jersey resident company, Wickson Corporation Limited, a Netherlands Antilles resident company, and Soetensteeg 2-61 Exploitatiemaatschappij BV, a Dutch resident company or any of them
Metoz Consideration	The consideration payable for the Metoz shares, being the equivalent of $2.85 per Metcash Share held by Metoz (based on Metcash valuing each Metcash Share held by Metoz at $2.92 and on the basis that Metoz's Net Liabilities are seven cents per Metcash Share held by Metoz)
Metoz Holdings	Metoz Holdings Limited (a holding company of Metcash listed on the Johannesburg Stock Exchange in South Africa)
Metoz Holdings Shareholders	Each person who is registered in the register of members of Metoz Holdings as a holder of shares in Metoz Holdings from time to time
Metoz Interest in Metcash	The stake in Metcash indirectly held by Metoz Holdings through its wholly-owned subsidiary Soetensteeg which as at 8 February was approximately 52%
Metoz Net Liabilities	Metcash's understanding of the net liabilities of Metoz as at the Implementation Date

Metoz Scheme	Scheme of Arrangement which is proposed by Newco between Metoz and its members in terms of section 311 of the South African Companies Act No. 61 of 1973 which will result in Newco acquiring the entire issued share capital of Metoz
Newco	The Newco Project X Limited (ABN 32 112 073 480)
Newco Constitution	The constitution of Newco from time to time
Newco Option	An option to subscribe for an ordinary share in Newco granted under the Newco Option Plan
Newco Option Plan	The Newco Project X Limited Employee Option Plan
Newco Share	Fully paid ordinary share in the capital of Newco
Newco Shareholder	Each person who is registered in the register of members of Newco as the holder of Newco Shares from time to time
Non-Metoz Shareholder	A Shareholder other than Metoz Holdings and its wholly-owned subsidiaries
NPAT	Net profit after tax
NSW	New South Wales
NZ Facility	A new NZ$440 million six month cash advance to refinance facilities of Foodland New Zealand
NZ Shares	The preference shares which have economic entitlements to the profits of Foodland New Zealand and which are proposed to be issued by Metcash to Foodland Shareholders as part consideration for the Takeover Offer
Offer	The offer of CULS made by Metcash under this Prospectus
Option Plan	The Metcash Trading Limited Employee Option Plan
Optionholder	Each Metcash employee who is entered in the Option register as the holder of Metcash Options from time to time
Original Maturity Date	This has the same meaning given to it in the Terms of Issue in Appendix 1
Outcome 1	Capital Reorganisation Effective but Takeover Offer unsuccessful
Outcome 2	Capital Reorganisation not Effective but Takeover Offer successful
Outcome 3	Capital Reorganisation Effective and Takeover Offer successful
Overseas Shareholders	A Scheme Shareholder whose address in the Register is a place outside Australia and its external territories, New Zealand and South Africa other than Metoz
PBT	Profit before tax
Post-Scheme Restructuring	The proposed restructuring of the Newco group (assuming the Schemes become Effective)
Prospectus	This prospectus dated 11 February 2005
Publicly Known	This has the same meaning given to it in the Terms of Issue in Appendix 1
Record Date	5.00pm Sydney time on 22 February 2005
Redemption Premium	This has the same meaning given to it in the Terms of Issue set out in Appendix 1
Register	The register of members of Metcash
Registry	Registries Limited (ABN 14 003 209 836)

Resolutions	The downstream acquisition resolution, the related party benefit resolution and the financial assistance resolutions provided for in the Scheme Booklet
Retail Bookbuild	The process conducted by the Lead Manager and Underwriter and Metcash as described in Section 2.4.2
Retail Bookbuild Price	The final price achieved in the Retail Bookbuild, as determined by the Lead Manager and Underwriter in consultation with Metcash
Retail Offer	The offer of CULS under this Prospectus to Eligible Retail Shareholders as described in Section 2.4.1
Retail Shareholders	Shareholders recorded on Metcash's share register on 22 February 2005 at 5.00pm Sydney time other than Eligible Institutional Shareholders
Scheme Booklet	The explanatory statement to be provided to Metcash Shareholders in relation to the Capital Reorganisation pursuant to section 411 of the Corporations Act
Scheme Meeting	When used in relation to: □ a Metcash Scheme, means a meeting to be convened by an Order of the Court pursuant to section 411(1) of the Corporations Act to consider that Metcash Scheme; and □ the Metoz Scheme means a meeting convened by an Order of the Court pursuant to section 311 of the Companies Act No 61 of 1973 (South Africa)
Scheme Optionholders	Each person who is an Optionholder at the Scheme Record Date
Scheme Record Date	15 April 2005
Scheme Shareholders	Each person who is registered in the Metcash register of members as the holder of Metcash Shares at the Scheme Record Date other than Metoz
Schemes	The Metcash Schemes and the Metoz Scheme, each a Scheme
Shareholder	The registered holder of a Metcash Share
Soetensteeg	Soetensteeg 2-61 Exploitatiemaatschappij BV, a company incorporated in the Netherlands, and which is a wholly-owned subsidiary of Metoz Holdings
SPP	The share purchase plan offered by Metcash to Australian and New Zealand Shareholders from 16 December 2004 to 11 January 2005
Stockholder	This has the same meaning given to it in the Terms of Issue in Appendix 1
Syndicated Facility	A new three year senior unsecured syndicated cash advance facility to be entered into by Metcash for the purposes of the Capital Reorganisation and the Takeover Offer
Takeover Event	This has the same meaning given to it in the Terms of Issue in Appendix 1
Takeover Offer	The offer by Metcash to acquire Foodland Shares as set out in the Bidder's Statement, as amended or supplemented from time to time
Tax Act	The Income Tax Assessment Act 1936 (Cwlth) or Income Tax Assessment Act 1997 (Cwlth) (as appropriate)
Taxation Letter	The taxation letter prepared by Greenwoods & Freehills Pty Limited set out in Section 11 of this Prospectus
Terms of Issue	The CULS Terms of Issue as detailed in Appendix 1 of this Prospectus
Trigger Event	This has the same meaning given to it in the Terms of Issue in Appendix 1
Trust	The trust constituted by the Trust Deed

Trust Deed The deed dated 10 February 2005 between Metcash and the Trustee

Trustee Australian Executor Trustees Limited (ABN 84 007 869 794) in its capacity as trustee of the Trust

Underwriter Deutsche Bank AG, who have been appointed by Metcash to underwrite the issue of CULS pursuant to the Underwriting Agreement

Underwriting Agreement The underwriting agreement dated on or about 21 January 2005 between Metcash and the Underwriter as amended

US United States of America

US Person As defined in Regulation S made under the United States Securities Act of 1933

VWAP Volume weighted average price

Winding Up This has the same meaning given to it in the Terms of Issue in Appendix 1

Working Capital Facility A new $150 million 364 day working capital facility to be entered into by Metcash

CORPORATE DIRECTORY

Metcash Trading Limited
ABN 61 000 031 569

Directors
Mr Carlos S. Dos Santos
Mr Andrew Reitzer
Mr Peter Barnes
Mr Bernard J. Hale
Mr A. E. (Ted) Harris
Mr Mike R. Jablonski
Mr Edwin M. Jankelowitz
Mr Lou Jardin
Mr Richard A. Longes
Mr Dudley Rubin
Mr Michael Wesslink

Company Secretary
Mr John Randall

Registered Office
4 Newington Road
Silverwater
Sydney New South Wales 2128

Telephone: +61 2 9741 3000
Facsimile: +61 2 9741 3399

Website www.metcash.com

Lead Manager and Underwriter
Deutsche Bank AG
Level 18
225 George Street
Sydney New South Wales 2000

Solicitors to the Offer
Freehills
MLC Centre
Martin Place
Sydney New South Wales 2000

Independent Accountant
PricewaterhouseCoopers
201 Sussex Street
Sydney New South Wales 2000

Taxation Advisers
Greenwood & Freehills Limited
Level 35
MCL Centre
Martin Place
Sydney New South Wales 2000

Auditor
Ernst & Young
680 George Street
Sydney New South Wales 2000

Trustee
Australian Executor Trustees Limited
80 Alfred Street
Milsons Point
Sydney New South Wales 2061

Registry
Registries Limited
Level 2, 28 Margaret Street
Sydney New South Wales 2000
Telephone: +61 2 9290 9600
Facsimile: +61 2 9279 0664

File Number
82-4279

Metoz Holdings Limited
(Formerly Metro Cash and Carry Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1946/021315/06)
Share code: MOZ ISIN: ZAE000057410
("Metoz")

The Newco Project X Limited
(Incorporated in Australia)
(Registration number ABN 32 112 073 480)
("Newco")

FUNDING ANNOUNCEMENT

Scheme members are referred to the firm intent announcement published on SENS on Friday, 11 February 2005, and in the press on Monday, 14 February 2005, as well as the circular posted to shareholders on 23 February 2005 confirming that the funding for the scheme would be by way of an unconditional loan from Metcash Trading Limited, Australia ("Metcash") to Newco. Metcash would finance the loan through –

- a three year senior unsecured syndicated loan note subscription facility of up to AUD 825 million ("the syndicated loan facility"). The syndicated loan facility is to be provided to Metcash by a syndicate of lenders and has been fully underwritten by Australia and New Zealand Banking Group Limited;
- a pro rata rights entitlement offer of convertible unsecured loan stock ("CULS") to eligible shareholders to raise approximately AUD 744 million. Deutsche Bank AG has underwritten the CULS to this level;
- the issue of convertible undated preference shares ("CUPS") of up to AUD 50 million. Deutsche Bank AG has agreed to subscribe for all CUPS.

The underwriting agreements referred to above had to become or be declared unconditional in relation to the provision of funding for the scheme consideration by no later than the last day to lodge forms of proxy for the scheme meeting, which was expected to be 09h00 on Friday, 18 March 2005. Scheme members were informed that they would be advised whether the underwriting agreements have become or been declared unconditional by publication on SENS and in the press.

Metcash has now advised Newco of the following –

- Metcash has drawn down the syndicated loan facility;
- Metcash has received all the proceeds of the CULS; and
- the CUPS subscription agreement has become unconditional.

Accordingly, Newco confirms that it is entitled to all required funding for the scheme, provided the scheme becomes operative.

Johannesburg
18 March 2005

Independent adviser to Metoz

Investec
Corporate Finance
Investec Bank Limited
(Registration number 1969/004763/06)

Sponsor to Metoz

sasfin
CORPORATE FINANCE
A Division of Sasfin Bank Limited

Attorneys to Metoz

Fluxmans
ATTORNEYS

Attorneys to Newco

WWB
WEBBER WENTZEL BOWENS

Reporting accountants and auditors

ERNST & YOUNG
EY Corporate Finance (Pty) Ltd
(Registration number 2000/031575/07)

82-4279

Metoz Holdings Limited

(Formerly Metro Cash and Carry Limited)

(Incorporated in the Republic of South Africa)

(Registration number 1946/021315/06)

Share code: MOZ ISIN: ZAE000057410

LETTER TO SHAREHOLDERS FROM THE CHAIRMAN OF METOZ HOLDINGS LIMITED

Dear shareholders

I am addressing this letter to you in my capacity as chairman of the board of Metoz Holdings Limited ("Metoz") to encourage you **to vote in favour of** the scheme of arrangement at the scheme meeting to be held on 22 March 2005, in accordance with the circular to shareholders dated 23 February 2005.

The price in terms of the proposed scheme is very attractive at approximately R2.85 per share based on the current rate of exchange of R4.74 to AUD1. This represents a premium of some 40% above the Metoz share price ruling immediately before the proposal was announced **and there is every likelihood that the price will drop if the proposed scheme is not approved at the meeting.**

Following the approach from Metcash Trading Limited, Australia ("Metcash") last year, the board of Metoz appointed Investec Bank Limited ("Investec") as independent adviser to review the proposal. Investec has completed its review **and has concluded that the terms and conditions of the proposed scheme are fair and reasonable to Metoz shareholders.**

All the directors of Metoz who hold shares in the company intend to vote in favour of the scheme and the two largest shareholders in Metoz, RMB Asset Management (Proprietary) Limited and STANLIB Asset Management Limited which, as asset managers on behalf of their clients, control 43% of the Metoz issued shares, have provided binding undertakings to vote in favour of the scheme.

vote in favour of the scheme.

With the only remaining asset of Metoz being a controlling stake in the Australian company, I believe the scheme provides an opportunity to realise fair value by eliminating the historical holding company discount the market has applied to the Metoz share price. This discount reflected the market's view of the holding company structure as well as the potential tax implications for Metoz that would result from the sale of the underlying investment in Metcash.

The proposal has been in the market for more than three months and the price and terms are a matter of public record. If there were the possibility of a better offer, I believe that we would have heard about it by now. Since the announcement of this proposal the board has not had a single approach from any alternative purchaser. **The proposed Metcash offer is the best option available to shareholders.**

The Metcash board has made its position very clear to us – the offer will not be varied if the scheme is not successful and Metcash will not be coming back with a different or higher offer. **In these circumstances, it is probable that Metoz shares will fall in value and again trade at a material discount to the underlying value of the investment in Metcash.**

Accordingly, I recommend the proposed scheme. I suggest that all shareholders ensure that, if they are not going to attend the meeting in person, they lodge the relevant proxy form, contained in the circular referred to above, at the offices of the transfer secretaries, Computershare Investor Services 2004 (Proprietary) Limited, Ground Floor, 70 Marshall Street, Johannesburg (P O Box 61763, Marshalltown 2107) by no later than 09h00 on Friday, 18 March 2005.

Yours faithfully

DR F VAN ZYL SLABBERT
Chairman

15 March 2005

82-4279

Proof 2 Bus Day and Beeld on the 23/03/05 size 20x4 Spell Check WT
Pam Gishen 809 5516 pgishen@metro.co.za

Metoz Holdings Limited
(Formerly Metro Cash and Carry Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1946/021315/06)
Share code: MOZ ISIN: ZAE000057410
("Metoz")

The Newco Project X Limited
(Incorporated in Australia)
(Registration number ABN 32 112 073 480)
("Newco")

RESULTS OF METOZ SCHEME MEETING

Further to the announcements dated 6 December 2004, 11 February 2005, 24 February 2005 and 18 March 2005 regarding the scheme of arrangement ("the Metoz scheme") in terms of section 311 of the Companies Act, 1973 (Act 61 of 1973), as amended, proposed by Newco between Metoz and its shareholders ("the scheme members") to acquire all the Metoz shares held by the scheme members for the scheme consideration, Metoz shareholders are advised that the Metoz scheme was approved by 96.09% of the total number of votes exercised by scheme members present and voting, either in person or by proxy, at the scheme meeting held on Tuesday, 22 March 2005 ("the scheme meeting").

Application will be made to the High Court of South Africa (Witwatersrand Local Division) ("the Court") to sanction the Metoz scheme on Tuesday, 5 April 2005, at 10h00 or as soon thereafter as Counsel may be heard, where the chairman of the scheme meeting will report the results thereof to the Court. Metoz shareholders are entitled to attend or be represented at such hearing and a copy of the chairman's report to the Court will be available on request to any scheme member, free of charge, at the registered office of Metoz, or from the office of the chairman of the scheme meeting, Mr C Ewing, c/o Cliffe Dekker Incorporated, Fourth Floor, 1 Protea Place, Sandown, Sandton, during normal business hours for at least one week prior to 5 April 2005.

If the Metoz scheme is sanctioned by the Court, the only remaining conditions precedent to which the Metoz scheme may remain subject, will be -

- the approval by the Australian Court (if not already obtained) of the Metcash Trading Limited scheme of arrangement in Australia; and
- the registration of the Order of Court sanctioning the Metoz scheme by the Registrar of Companies, Pretoria.

A further announcement regarding the outcome of the application to the Court will be released on or about Tuesday, 5 April 2005.

Johannesburg
22 March 2005

Independent adviser to Metoz

Investec
Bank Limited
Investec Bank Limited
(Registration number 1969/004763/06)

Sponsor to Metoz

sasfin
CORPORATE FINANCE
A Division of Sasfin Bank Limited

Attorneys to Metoz

Fluxmans
ATTORNEYS

Attorneys to Newco

WWB
WEBBER WENTZEL BOWENS

Reporting accountants and auditors

ERNST & YOUNG
EY Corporate Finance (Pty) Ltd
(Registration number 2000/031575/07)